Exhibit 99.1

Management Proxy Circular ANNUAL MEETING OF SHAREHOLDERS | APRI L 8 , 2025 Your vote is important Please take some time to read this management proxy circular for important information about the business of the meeting and to learn more about Scotiabank scotiabank.com/annualmeeting

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (SEC), or in other communications. In addition, representatives of the bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document and any document incorporated by reference herein regarding the bank’s financial projections, objectives, visions and goals, regarding the outlook for the bank’s businesses and for the Canadian, U.S. and global economies, and regarding environmental, social and governance (ESG), including climate-related, projections, objectives, vision and goals (collectively, our ESG Objectives), such as our net-zero and interim emissions targets, our statement on thermal coal, and our climate-related finance target. Such statements are typically identified by words or phrases such as “believe,” “expect,” “aim,” “achieve,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “outlook,” “seek,” “schedule,” “plan,” “goal,” “strive,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance and ESG Objectives will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate and globally; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the bank and its affiliates, including relating to the care and control of information, and other risks arising from the Bank’s use of third parties; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; geopolitical risk; changes to our credit ratings; the possible effects on our business and the global economy of war, conflicts or terrorist actions and unforeseen consequences arising from such actions; technological changes, including the use of data and artificial intelligence in our business, and technology resiliency; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the bank require the bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the bank is exposed; anti-money laundering; disruptions or attacks (including cyberattacks) on the bank’s information technology, internet connectivity, network accessibility, or other voice or data communications systems or services, which may result in data breaches, unauthorized access to sensitive information, denial of service and potential incidents of identity theft; increased competition in the geographic and in business areas in which we operate, including through internet and mobile banking and non-traditional competitors; exposure related to significant litigation and regulatory matters; environmental, social and governance risks, including climate change, our ability to implement various sustainability-related initiatives (both internally and with our clients and other stakeholders) under expected time frames, and our ability to scale our sustainable-finance products and services; the occurrence of natural and unnatural catastrophic events and claims resulting from such events, including disruptions to public infrastructure, such as transportation, communications, power or water supply; inflationary pressures; global supply-chain disruptions; Canadian housing and household indebtedness; the emergence or continuation of widespread health emergencies or pandemics, including their impact on the global economy, financial market conditions and the bank’s business, results of operations, financial condition and prospects; and the bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the bank’s actual performance to differ materially from that contemplated by forward-looking statements. Certain statements in this document are based on hypothetical or severely adverse scenarios and assumptions, and these statements should not necessarily be viewed as being representative of current or actual risk or forecasts of expected risk. The bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the bank’s results. For more information, please see the “Risk Management” section of the bank’s 2024 annual report, as may be updated by quarterly reports.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2024 annual report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2025 Priorities” sections are based on the bank’s views and the actual outcome is uncertain. Readers should carefully consider the above-noted factors and other uncertainties and potential events, including when relying on forward-looking statements to make decisions with respect to the bank and its securities.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting shareholders, analysts and other readers in understanding the bank’s financial position, objectives and priorities, anticipated financial performance and ESG Objectives as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. No representation or warranty, express or implied, is or will be made in relation to the accuracy, reliability or completeness of the information contained in this document. Except as required by law, the bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.

Additional information relating to the bank, including the bank’s annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC’s website at www.sec.gov.

ADDITIONAL CAUTION REGARDING ESG-RELATED DISCLOSURES

In setting and implementing our ESG Objectives, and in preparing this document, the bank has made various assumptions, including about technological, economic, scientific and legal trends and developments, in light of an evolving policy and regulatory environment. As such, the data, analysis, strategy and other information set out in this document remain under development and subject to evolution, amendment, update and restatement over time. The bank specifically cautions readers of the following:

•

The terms “ESG”, “net-zero”, “carbon neutral”, “sustainable finance”, “carbon-related finance” and similar terms, taxonomies and criteria are evolving, and the bank’s use of such terms may change to reflect such evolution. Any references to such terms in this document are references to the internally defined criteria of the bank and not to any particular regulatory definition or voluntary standard.

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The bank has assumed continued growth in its clients’ investments in and expenditures on ESG activities. The bank has also assumed ordinary rates of growth and development of the bank’s business, including in the products and services it provides to clients in all sectors, in its own investments, in its subsidiaries and in its geographic footprint. If any of these assumptions prove incorrect, the bank may not be able to meet its ESG Objectives and may need to update or revise them.

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The evolution of the policy and regulatory environment relating to ESG issues, and climate-related issues in particular, may result in updates or revisions to forward-looking statements and other information contained in this document. There could also be changes to the market practices, taxonomies, methodologies, scenarios, frameworks, criteria and standards (collectively, ESG Standards) that governmental and non-governmental entities, the financial sector, the bank and its clients use to classify, assess, measure, report on and verify ESG activities, including for inclusion toward the bank’s ESG Objectives. In some cases, applicable ESG Standards may not yet exist. The bank may update its ESG Objectives, its plans to achieve them, its progress toward them, and its estimates of the impact of this progress, as appropriate, in light of new and evolving ESG Standards.

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In setting and implementing its ESG Objectives, the bank relies on data obtained from clients and other third-party sources. The bank’s use of third-party data cannot be taken as an endorsement of the third-party or its data or be construed as granting any form of intellectual property. Although the bank believes these sources are reliable, the bank has not independently verified all third-party data, or assessed the assumptions underlying such data, and cannot guarantee their accuracy. The data used by the bank in connection with its ESG Objectives may be limited in quality, unavailable, or inconsistent across sectors, and we have no guarantee that third parties will comply with our policies and procedures in respect of the collection of this data. Certain third-party data may also change over time as ESG Standards evolve. These factors could have a material effect on the bank’s ESG Objectives and ability to meet them.

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The bank and its clients may need to purchase carbon and clean energy instruments (Environmental Attributes) to meet its ESG Objectives. The market for Environmental Attributes is still developing and their availability may be limited. Some Environmental Attributes are also subject to the risk of invalidation or reversal, and the bank provides no assurance of the treatment of any such Environmental Attributes in the future. There may also be changes to applicable regulations and standards that impact the market for Environmental Attributes. The maturity, liquidity and economics of this market may make it more difficult for the bank to achieve its ESG Objectives.

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This document may provide addresses of or contain hyperlinks to websites that are not owned or controlled by the bank. Each such address or hyperlink is provided solely for the recipient’s convenience, and the content of linked third-party websites is not in any way included or incorporated by reference into this document. The bank takes no responsibility for such websites or their content, or for any loss or damage that may arise from their use. If you decide to access any of the third-party websites linked to this document, you do so at your own risk and subject to the terms and conditions of such websites.

Scotiabank’s vision is to be our clients’ most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return.

Guided by our purpose – for every futureTM – we help our clients, their families and their communities achieve success through a broad range of advice, products and services.

Notice of annual meeting of common shareholders of The Bank of Nova Scotia

WHEN	WHERE	LIVE WEBCAST

Tuesday, April 8, 2025 9:30 a.m. (Atlantic)	Canadian Museum of Immigration at Pier 21 1055 Marginal Road Halifax, Nova Scotia B3H 4P7	https://meetings.lumiconnect.com/400-481-107-374

Our annual meeting will be held both in person and online via live webcast, allowing shareholders to attend the meeting, vote their shares, and submit questions using either method.

Please see page 9 for information about attending the meeting, voting, and submitting questions.

AT THE MEETING YOU WILL BE ASKED TO:

1.	Receive our financial statements for the year ended October 31, 2024 and the auditor’s report on the statements
2.	Elect directors
3.	Appoint auditor
4.	Vote on an advisory resolution on our approach to executive compensation
5.	Vote on the shareholder proposals
6.	Consider any other business that may properly come before the meeting

You can read about each item of business beginning on page 6 of the management proxy circular, which describes the meeting, who can vote, and how to vote.

Holders of common shares on February 11, 2025, the record date, are eligible to vote at the meeting (subject to Bank Act (Canada) restrictions). There were 1,245,531,581 common shares outstanding on this date.

By order of the board,

Jaime Larry

Vice President, Bank Governance and Interim Corporate Secretary

Toronto, Ontario, Canada

February 11, 2025

YOUR VOTE IS

IMPORTANT

As a Scotiabank shareholder, it is important to vote your shares at the upcoming meeting. Detailed voting instructions for registered and non-registered shareholders begin on page 9 of the management proxy circular.

If you cannot attend the meeting, you should complete, sign and return your proxy or voting instruction form to vote your shares. We encourage you to vote your shares prior to the annual meeting. Your vote must be received by our transfer agent, Computershare Trust Company of Canada, by 9:00 a.m. (Eastern) on April 4, 2025.

Welcome to our 193rd annual meeting of shareholders

Aaron W. Regent

Chair of Scotiabank’s

Board of Directors

L. Scott Thomson

President and Chief Executive Officer

Dear fellow shareholders,

We are pleased to invite you to Scotiabank’s annual general meeting in Halifax on April 8, 2025.

This management proxy circular provides shareholders with important information, including the bank’s approach to corporate governance matters and executive compensation, as well as other business that will be conducted at the meeting. We encourage you to review this circular and vote your shares.

Shareholders may choose to attend our annual meeting either in person or online via a live webcast. Both options will allow for full shareholder participation by viewing the meeting, voting their shares and submitting questions.

The bank’s board and leadership team thank you for your continued engagement and confidence in our bank.

This past year has been pivotal as we have worked to execute on our bank’s new strategy and deliver for our shareholders. We look forward to updating you at our annual meeting and hearing from our shareholders directly as we welcome you in Halifax on April 8, the very place where our bank first began its journey.

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What’s inside

Management proxy circular	3

Management proxy circular

You have received this management proxy circular because you owned Scotiabank common shares as of the close of business on February 11, 2025 (the record date) and are entitled to vote at our annual meeting.

Management is soliciting your proxy for the annual meeting on April 8, 2025.

This document tells you about the meeting, governance, executive compensation, other information, and shareholder proposals at Scotiabank. We have organized it into five sections to make it easy to find what you are looking for and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered and non-registered (beneficial) shareholders. We are soliciting proxies mainly by mail, but you may also be contacted by employees of Scotiabank, our transfer agent, Computershare Trust Company of Canada (Computershare), or our proxy solicitation firm, Kingsdale Advisors. Kingsdale Advisors may contact certain non-registered (beneficial) shareholders to assist in exercising their voting rights by telephone via Broadridge Investor Communication Corporation’s QuickVote™ service. We have retained Kingsdale Advisors to help us with this process at an estimated cost of $50,000.

Unless indicated otherwise, information in this management proxy circular (circular) is as of February 5, 2025 and all dollar amounts are in Canadian dollars.

DELIVERY OF MEETING MATERIALS

Notice and access

As permitted by the Canadian Securities Administrators (CSA) and pursuant to an exemption from the proxy solicitation requirement received from the Office of the Superintendent of Financial Institutions (OSFI), we are using “notice and access” to deliver this circular to both our registered and beneficial shareholders. This means that this circular will be posted online for you to access instead of receiving a physical copy in the mail. Notice and access gives shareholders more choice, allows for faster access to this circular, reduces our printing and mailing costs, and is environmentally friendly as it reduces paper and energy consumption.

You will still receive a physical copy of the form of proxy in the mail if you are a registered shareholder or the voting instruction form if you are a beneficial shareholder so that you can vote your shares. However, instead of receiving a physical copy of the circular, you will receive a notice explaining how to access this circular electronically and how to request a physical copy. Physical copies of the circular will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to access the circular electronically

This circular is available on the website of the bank (www.scotiabank.com/annualmeeting), Computershare (www.envisionreports.com/scotiabank2025), on SEDAR+ (www.sedarplus.ca), and on EDGAR (www.sec.gov).

In this document:

•  we, us, our, the bank and Scotiabank mean The Bank of Nova Scotia

•  you and your mean holders of our common shares

•   common shares and shares mean the bank’s common shares

•   annual meeting, AGM, and meeting mean the annual meeting of common shareholders of the bank

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Delivery of the annual report

How we deliver our annual report to you depends on whether you are a registered shareholder or a beneficial shareholder.

You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee, or financial institution.

Registered shareholders

Registered shareholders who have not opted out of receiving our annual report will receive a physical copy, unless they have consented to electronic delivery. Please refer to “Receiving shareholder materials by email” under “Information about voting” for more information on signing up to receive shareholder materials by email.

Beneficial shareholders

As permitted under securities laws, we are using notice and access to deliver our annual report to beneficial shareholders. You may access the annual report online in the same manner as described in “How to access the circular electronically”. Physical copies of the annual report will also be provided to shareholders who have standing instructions to receive physical copies of meeting materials.

How to request a physical copy of materials provided to you through notice and access

Shareholders may request a physical copy of this circular or our annual report, at no cost, up to one year from the date the circular was filed on SEDAR+. If you would like to receive a physical copy prior to the meeting, please follow the instructions provided in the notice or contact Computershare at the contact information provided on the back cover of this circular. A copy of the requested documents will be sent to you within three business days of your request. If you request a physical copy of any materials, you will not receive a new form of proxy or voting instruction form, so you should keep the original form sent to you in order to vote.

Questions?

If you have questions about notice and access or to request a physical copy of this circular or our annual report after the meeting at no charge, you can contact Computershare at the contact information provided on the back cover of this circular.

FOR MORE INFORMATION

You can find financial information about Scotiabank in our 2024 consolidated financial statements and management’s discussion and analysis (MD&A). Financial information and other information about Scotiabank, including our annual information form (AIF) and quarterly financial statements are available on our website (www.scotiabank.com), SEDAR+ (www.sedarplus.ca), or on the U.S. Securities and Exchange Commission (SEC) website (www.sec.gov).

Copies of these documents, this circular and any document incorporated by reference, are available for free by writing to:

Corporate Secretary of The Bank of Nova Scotia

40 Temperance Street

Toronto, Ontario

Canada M5H 0B4

corporate.secretary@scotiabank.com

You can also communicate with our board of directors by writing to the Chair of the Board at chair.board@scotiabank.com.

1

ABOUT THE

MEETING

Read about the items of business and how

to vote your shares

2

GOVERNANCE

Learn about our board’s governance practices

3

EXECUTIVE COMPENSATION

Find out what we paid

our senior executives for 2024 and why

4

OTHER INFORMATION

Read additional disclosure about

the bank

5

SHAREHOLDER PROPOSALS

Read the proposals we received from shareholders and learn how and why we recommend voting in relation to each

Management proxy circular	5

1	About the meeting

Business of the meeting

1. RECEIVE FINANCIAL STATEMENTS

Our consolidated financial statements and MD&A for the year ended October 31, 2024, together with the auditor’s report on those statements, will be presented at the meeting. You will find these documents in our 2024 annual report, which is available on our website.

2. ELECT DIRECTORS

Under our majority voting policy, you will elect 12 directors individually to serve on our board until the close of the next annual meeting or until their successors are elected or appointed. You can find information about the nominated directors beginning on page 15 and our majority voting policy on page 52.

The board recommends you vote for each nominated director The board recommends you vote for KPMG LLP as our independent auditor

3. APPOINT AUDITOR

You will vote on appointing the independent auditor. The board recommends that KPMG LLP (KPMG) be re-appointed as the shareholders’ auditor until the close of the next annual meeting. The board assessed the performance and independence of KPMG and confirmed that KPMG is independent of the bank within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation. KPMG was appointed our sole auditor in March 2006 following a comprehensive audit tendering process involving the joint auditors to determine which firm should be appointed as sole auditor. Last year, the vote was 93.59% for KPMG as auditor. Representatives of KPMG will attend the meeting.

The bank has robust policies and procedures in place to assess auditor performance, objectivity, and independence. The audit and conduct review committee, which is composed entirely of independent directors, oversees and evaluates the external auditor. The committee recognizes the importance of maintaining auditor independence while balancing a need for continuity of institutional knowledge to ensure the auditor has the necessary experience to effectively audit an international organization of significant size and complexity. When assessing auditor effectiveness and independence, the committee considers a number of factors, including an annual performance and independence review of the external auditor, the nature and amount of any non-audit services, mandatory partner rotations, and a comprehensive review of the auditor performed by the bank.

The bank has numerous processes in place in order to ensure auditor effectiveness and independence:

•   Audit and Conduct Review Committee Review (Performance): The audit and conduct review committee conducts a fulsome annual assessment on the performance of the auditor as per the bank’s policy on the assessment of the external auditor (the auditor assessment policy) with inputs from management, prior to its recommendation to the board on the auditor’s proposed appointment. The committee reviews the audit quality, auditor tenure, reasonableness of the audit fees, knowledge and experience of the lead and other key engagement partners, and the credibility of the auditor in the financial markets and with regulators. This year, the audit and conduct review committee carefully considered whether the auditor assessment policy should be amended to include a provision for mandatory rotation of auditors after a certain period of time. Upon such consideration, the audit and conduct review committee concluded that the current periodic comprehensive review process, which is the preferred alternative to mandatory firm rotation or re-tendering per CPA Canada/Canadian Public Accountability Board (CPAB)/Institute of Corporate Directors (ICD) Enhancing Audit Quality Initiative, in addition to the bank’s robust auditor assessment policy and other safeguards against familiarity as outlined below, appropriately ensure auditor independence, and that mandatory auditor rotation is not required at this time.

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•   Audit and Conduct Review Committee Review (Independence): The audit and conduct review committee takes into consideration both the high standards of independence that the bank employs in reviewing relationships with the auditor, which further mitigate potential concerns of familiarity due to auditor tenure, and the importance of the auditor’s institutional knowledge. The committee also considers the nature and extent of any non-audit service fees when assessing independence, which only represent 4.63% of the total auditor’s fees in 2024.

•   Mandatory Partner Rotations: The mandated rotation of lead and other key engagement partners of KPMG, including partners auditing the different segments of the bank, provides a safeguard against familiarity threats. The lead audit engagement partner rotated in 2021 and the next rotation is in 2026. In working with our auditors, the audit and conduct review committee has agreed on a plan for effective transition of the lead audit engagement partner. The engagement quality partner rotated in 2024. The group engagement partner rotated in 2022. In addition, the partners for all segments also rotate per required independence standards. The rotations for these key roles are staggered to balance continuity and ensure that risk of familiarity threats is addressed at all times.

•  Comprehensive Review: The audit and conduct review committee also conducts an in-depth comprehensive review of our external auditor every five years using the standardized toolkit developed by CPA Canada, the CPAB and the ICD, prior to its recommendation to the board regarding the auditor. This approach is consistent with the conclusions and recommendations from CPA Canada/CPAB/ICD Enhancing Audit Quality initiative, which state that a committee’s periodic comprehensive review is the preferred alternative to mandatory firm rotation or re-tendering for addressing the institutional familiarity threat and enhancing audit quality. The most recent comprehensive review using CPA Canada/CPAB/ICD toolkit was conducted in 2020 and raised no significant concerns with KPMG as the bank’s external auditor. The next comprehensive review will be conducted in 2025.

•  Strong Regulatory Framework: KPMG is an independent registered public accounting firm and is subject to external inspections and oversight by the CPAB and the Public Company Accounting Oversight Board (PCAOB). KPMG shares findings and other relevant matters from these inspections with our audit and conduct review committee.

•   Regular Review of Committee Membership: The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. The corporate governance committee also reviews committee chair succession in accordance with their term limits. This review and the committee chair term limits ensure the audit and conduct review committee members have the appropriate skills, experience, and tenure, as well as ensure the committee maintains fresh perspectives and does not develop familiarity issues.

Based on the audit and conduct review committee’s rigorous assessment of KPMG, the board has concluded that there are no concerns regarding KPMG’s effectiveness, tenure, and independence and that KPMG should be recommended for re-appointment to shareholders at this annual meeting.

Auditor’s fees

The table below lists the services KPMG provides and the fees we paid to them for the fiscal years ended October 31, 2024 and 2023. The increase in audit fees was due mainly to scope increases driven by new business and regulatory compliance requirements. The increase was also driven partly by market-related adjustments resulting from inflation. The audit and conduct review committee can pre-approve services if they are within the scope of the policies and procedures approved by the committee.

$ millions	2024	2023

Audit services	39.1	33.0
Audit services generally relate to the statutory audits and review of financial statements, regulatory required attestation reports, as well as services associated with registration statements, prospectuses, periodic reports, and other documents filed with securities regulatory bodies or other documents issued in connection with securities offerings.

Audit-related services	1.2	1.0
Audit-related services include special attest services not directly linked to the financial statements, review of controls and procedures related to regulatory reporting, audits of employee benefit plans and consultation and training on accounting and financial reporting.

Tax services outside of the audit scope	0.4	0.4
Tax services outside of the audit scope relate primarily to specified review procedures required by local tax authorities, attestation on tax returns of certain subsidiaries as required by local tax authorities, and review to determine compliance with an agreement with the tax authorities.

Other non-audit services	1.2	0.9
Other non-audit services are primarily for the review and translation of English language financial statements into other languages and other services.
Total Bank and Subsidiaries	41.9	35.3
Mutual Funds	3.6	3.2
Total Fees	45.5	38.5

Management proxy circular	7

4. ADVISORY VOTE ON OUR APPROACH TO EXECUTIVE COMPENSATION

You can have a “say on pay” by participating in an advisory vote on our approach to executive compensation.

Since 2010, we have held this annual advisory vote to give shareholders the opportunity to provide the board with important feedback. This vote does not diminish the role and responsibility of the board. Last year, the vote was 94.23% for our approach to executive compensation. For more details about the bank’s approach to executive compensation, please refer to Section 3 – Executive Compensation. Our executive compensation program is designed to deliver strong, consistent, and predictable results to shareholders over the longer term. Our practices meet the model policy on “say on pay” for boards of directors developed by the Canadian Coalition for Good Governance (CCGG).

You will be asked to vote on the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders accept the approach to executive compensation disclosed in this management proxy circular delivered in advance of the 2025 annual meeting of shareholders of the Bank.

The board recommends you vote for our approach to executive compensation

This is an advisory vote, which means the results are not binding on the board. The human capital and compensation committee and the board review the results after the meeting and as they consider future executive compensation decisions. If a significant number of shares are voted against the advisory resolution, the human capital and compensation committee will review our approach to executive compensation in the context of any specific shareholder concerns that have been identified and may make recommendations to the board. We will disclose the human capital and compensation committee’s review process and the outcome of its review within six months of the annual meeting.

The human capital and compensation committee and the board welcome questions and comments about executive compensation at Scotiabank. We maintain an open dialogue with shareholders and consider all feedback. See the back cover for our contact information.

5. SHAREHOLDER PROPOSALS

This year you will be asked to consider six shareholder proposals. You can read the proposals and how and why the board recommends voting in relation to each proposal in Section 5.

The board recommends you vote AGAINST the proposals

The deadline for submitting proposals to be considered at next year’s annual meeting is November 13, 2025. Proposals should be sent to the Corporate Secretary of The Bank of Nova Scotia, 40 Temperance Street, Toronto, Ontario, Canada M5H 0B4 or corporate.secretary@scotiabank.com.

SHAREHOLDER APPROVAL

Each item being put to a vote requires the approval of a majority (50% plus one vote) of votes cast in person or by proxy at the meeting. Directors are subject to our majority voting policy (see page 52).

You (or your proxyholder) can vote as you (or your proxyholder) wish on any other items of business properly brought before the meeting (or a reconvened meeting if there is an adjournment). As of the date of this circular, we are not aware of other matters that will be brought before the meeting.

Management does not contemplate that any nominated director will be unable to serve as a director. If, however, this does occur for any reason during or prior to the meeting, the individuals named in your proxy form or voting instruction form as your proxyholder can vote for another nominee at their discretion.

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Information about voting

WHO CAN VOTE

You are entitled to one vote per common share held on February 11, 2025, the record date.

Shares beneficially owned by the following entities and persons cannot be voted (except in circumstances approved by the Minister of Finance):

•   the Government of Canada or any of its agencies

•  the government of a province or any of its agencies

•   the government of a foreign country or any political subdivision of a foreign country or any of its agencies

•   any person who has acquired more than 10% of any class of shares of the bank.

Also, if a person, or an entity controlled by a person, beneficially owns shares that in total represent more than 20% of the eligible votes that may be cast, that person or entity may not vote any of the shares unless permitted by the Minister of Finance.

Our directors and officers are not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of any class of our outstanding shares, as of the record date.

HOW TO VOTE

You can vote in advance of the annual meeting or during the meeting, or you can appoint someone to attend the meeting and vote your shares for you (called voting by proxy). How you vote depends on whether you are a registered or a beneficial shareholder. You are a beneficial shareholder if the shares you own are registered for you in the name of an intermediary such as a securities broker, trustee, or financial institution. You are a registered shareholder if the shares you own are registered directly in your name with Computershare. If this is the case, your name will appear on a share certificate or a statement from a direct registration system confirming your shareholdings.

Outstanding common shares 1,245,527,961 on February 5, 2025, the date of this circular 1,245,531,581 on February 11, 2025, the record date

	Beneficial shareholders	Registered shareholders

Your intermediary has sent you a voting instruction form with this package. We may not have records of your shareholdings as a beneficial shareholder, so you must follow the instructions from your intermediary to vote.

We have sent you a proxy form with this package. A proxy is a document that can authorize someone else to attend the meeting and vote for you.

Voting in advance of the annual meeting

Complete the voting instruction form and return it to your intermediary.

Your intermediary may also allow you to do this online or by telephone.

You can either mark your voting instructions on the voting instruction form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

To vote online, follow the instructions on the proxy form.

Alternatively, you may complete the paper proxy form and return it to Computershare.

You can either mark your voting instructions on the proxy form or you can appoint another person (called a proxyholder) to attend the annual meeting and vote your shares for you.

Voting at the annual meeting

Beneficial shareholders who have not duly appointed themselves as proxyholder will not be able to vote at the meeting in person or online. This is because we and Computershare do not have a record of the beneficial shareholders of the bank, and, as a result, will have no knowledge of your shareholdings or entitlement to vote unless you appoint yourself as proxyholder.

If you are a beneficial shareholder and wish to vote at the meeting, you MUST appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form sent to you and you MUST follow all the applicable instructions, including the deadline, provided by your intermediary. See “Appointment of a third party as proxy” and “How to attend the meeting” below.

Registered shareholders may vote in person or online, as applicable, during the meeting, as further described below under “How to attend the meeting”.

Do not complete and return the proxy form in advance.

Management proxy circular	9

	Beneficial shareholders	Registered shareholders

Returning the form

The voting instruction form tells you how to return it to your intermediary.

Remember that your intermediary must receive your voting instructions in sufficient time to act on them, generally one day before the proxy deadline below.

Computershare must receive your voting

instructions from your intermediary by no later than the proxy deadline, which is 9:00 a.m. (Eastern) on April 4, 2025.

The enclosed proxy form tells you how to submit your voting instructions.

Computershare must receive your proxy, including any amended proxy, by no later than the proxy deadline which is 9:00 a.m. (Eastern) on April 4, 2025.

You may return your proxy in one of the following ways:

•    by mail, in the envelope provided.

•   using the internet. Go to www.investorvote.com and follow the instructions online.

Changing your vote

If you have provided voting instructions to your intermediary and change your mind about how you want to vote, or you decide to attend and vote at the annual meeting, contact your intermediary to find out what to do.

If your intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your intermediary to confirm the deadline.

If you want to revoke your proxy, you must deliver a signed written notice specifying your instructions to one of the following:

•   our Corporate Secretary, by 5:00 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to:

The Bank of Nova Scotia Executive Offices

ATTN: Jaime Larry, Vice President, Bank Governance and Interim Corporate Secretary

40 Temperance Street

Toronto, Ontario, Canada

M5H 0B4

Email: corporate.secretary@scotiabank.com

•   Nicola Ray Smith, Regional Senior Vice President, Atlantic Region, by 5 p.m. (Eastern) on the last business day before the meeting (or any adjourned meeting reconvenes). Deliver to:

The Bank of Nova Scotia Head Office

ATTN: Nicola Ray Smith, Regional Senior Vice President

1709 Hollis Street

Halifax, Nova Scotia, Canada

B3J 1W1

•    the Chair of the meeting, before the meeting starts or any adjourned meeting reconvenes.

You can also revoke your proxy in any other way permitted by law. You can change your voting instructions by voting again using the internet. Your voting instructions must be received by Computershare by the proxy deadline noted above, or by voting at the meeting.

If you have questions or need assistance voting, please contact Kingsdale Advisors at 1-855-476-7988 (toll-free in North America) or 1-416-623-2512 (call and text enabled outside North America) or email contactus@kingsdaleadvisors.com.

10	Scotiabank

APPOINTMENT OF A THIRD PARTY AS PROXY

Your form of proxy or voting instruction form names Aaron W. Regent, Chair of the Board, or failing him, L. Scott Thomson, President and Chief Executive Officer, each a director of the bank, as your proxyholder. You may appoint anyone as your proxyholder to represent you at the meeting. Your proxyholder does not have to be a shareholder of the bank. Your proxyholder must attend the meeting and vote for you. Beneficial shareholders who wish to attend the meeting in person or online MUST appoint themselves as proxyholder.

We reserve the right to accept late proxies and to waive or extend the proxy deadline with or without notice but are under no obligation to accept or reject a late proxy.

Additional information for appointing a third party as proxy if attending the meeting online

Shareholders who wish to appoint someone other than the Scotiabank proxyholders as their proxyholder to attend and participate at the meeting online and vote their shares MUST submit their form of proxy or voting instruction form, as applicable, appointing that person as proxyholder AND register that proxyholder as described below. This includes beneficial shareholders who wish to appoint themselves as proxyholder to attend, participate in, or vote at the meeting. Registering your proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving a username that is required to vote online at the meeting.

Step 1: Submit your form of proxy or voting instruction form: To appoint someone other than the Scotiabank proxyholders as your proxyholder, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted), and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form.

If you are a beneficial shareholder located outside of the United States and wish to vote online during the meeting, you MUST insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary. Please also see further instructions below under the heading “How to attend the meeting.”

If you are a beneficial shareholder located in the United States and wish to vote online during the meeting or, if permitted, appoint a third party as your proxyholder, in addition to the steps described below under “How to attend the meeting”, you MUST obtain a valid legal proxy from your intermediary. Follow the instructions from your intermediary included with the legal proxy form and the voting instruction form sent to you or contact your intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to Computershare. Requests for registration from beneficial shareholders located in the United States that wish to vote online at the meeting or, if permitted, appoint a third party as their proxyholder must be sent by email or by courier to: USLegalProxy@computershare.com (if by email), or Computershare, Attention: Proxy Dept., 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, Canada (if by courier), and in both cases, must be labeled “Legal Proxy” and received no later than the voting deadline of 9:00 a.m. (Eastern) on April 4, 2025.

Step 2: Register your proxyholder: To register a third-party proxyholder to attend the meeting online, shareholders must visit http://www.computershare.com/BNS by 9:00 a.m. (Eastern) on April 4, 2025 and provide Computershare with the required proxyholder contact information OR follow the instructions provided by your intermediary on your voting instruction form so that Computershare may provide the proxyholder with a username via email. Without a username, proxyholders will not be able to vote at the meeting but will be able to participate as a guest.

Shareholders who wish to appoint a proxyholder to attend the meeting in person on their behalf are not required to complete this additional registration process.

HOW TO ATTEND THE MEETING

Scotiabank is holding the meeting in Halifax, Nova Scotia and offering a simultaneous live webcast of the event. Shareholders and their proxyholders will be able to choose to attend the meeting either in person or online.

Management proxy circular	11

Attending in person

The meeting will take place at the Canadian Museum of Immigration at Pier 21, 1055 Marginal Road in Halifax. Only shareholders and duly-appointed proxyholders will be granted access to the in-person meeting. All other guests will be able to attend the meeting online as described below under ‘Attending online’. If you are attending the meeting in person, proof that you are a shareholder or a duly-appointed proxyholder will be verified at the registration table. Please visit scotiabank.com/annualmeeting in advance of the meeting for the most current information about attending the meeting in person.

Attending online

A simultaneous webcast of the meeting will also be offered to allow shareholders to attend the meeting online, vote their shares and submit questions.

To join the webcast, log in online at https://meetings.lumiconnect.com/400-481-107-374. You may log in up to one hour before the meeting starts.

•  Registered shareholders and duly-appointed proxyholders should click “Login” and then enter their control number/username (see below) and the password “bns2025” (case sensitive).

•  Guests, including beneficial shareholders who have not duly appointed themselves as proxyholder and who do not have a username, should click “Guest” and complete the online form.

If you are attending the meeting online, you must log in as a registered shareholder or duly-appointed proxyholder to vote and ask questions. If you log in as a guest, you will not be able to vote or ask questions online at the meeting.

	Duly-appointed proxyholders	Registered shareholders

Control number/username

Computershare will provide the proxyholder with a username by email after the proxy voting deadline has passed if the proxyholder has been duly appointed AND registered as described previously in “Additional information for appointing a third party as proxy if attending the meeting online”.

The control number located on the form of proxy or in the email notification you received is your control number.

If you attend the annual meeting online, it is important that you are connected to the internet at all times during the meeting in order to vote at the designated times. It is your responsibility to ensure connectivity for the duration of the meeting. You should allow ample time to check into the annual meeting and complete the related procedures.

The Lumi platform is supported on Android 9+, iOS 1+, Chrome, Safari, Edge, or Firefox. Internet Explorer is not supported. Internal network security protocols, including firewalls and VPN connections, may block access to the Lumi platform. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization. For further assistance, you may contact Lumi technical support at support-ca@lumiglobal.com, which is available starting one hour prior to the meeting.

For additional information about attending the meeting online, refer to our AGM user guide which will be available at scotiabank.com/annualmeeting. For general proxy matters or additional shareholder information and questions, contact Computershare at 1-877-982-8767 (toll-free) or (514) 982-7555 (international).

In the event of a technical malfunction or other significant problem that disrupts the live webcast of the meeting, the Chair of the meeting will continue the meeting in person, so long as a quorum of shareholders is represented at the meeting.

VOTING AT THE MEETING

Registered shareholders and duly-appointed proxyholders can vote at the appropriate times during the meeting if they have not done so in advance of the meeting. Please see “Voting at the annual meeting” set out in the chart in the preceding section “How to vote” for details on how to vote at the meeting.

SUBMITTING QUESTIONS AT THE MEETING

As in years past, the board and senior management will be available for questions from shareholders and duly-appointed proxyholders. As part of our ongoing stakeholder engagement, questions may be submitted in advance of the meeting by contacting the Corporate Secretary by email or mail at the contact information provided on the back cover of this circular. Questions submitted in advance must be received by 9:00 a.m. (Eastern) on April 7, 2025 to be included in the meeting.

Questions may also be asked by shareholders and duly-appointed proxyholders at the meeting. It is recommended that shareholders and duly-appointed proxyholders attending the meeting online submit their questions as soon as possible during the meeting so they can be addressed at the appropriate time. Shareholders and duly-appointed proxyholders attending the meeting in person will also have the opportunity to ask questions.

12	Scotiabank

As this is a shareholders’ meeting, only shareholders and duly-appointed proxyholders may ask a question during the question period.

The board and senior management will answer questions relating to matters to be voted on before a vote is held on each matter, if applicable. General questions will be addressed at the end of the meeting during the question period.

To answer as many questions as possible, shareholders and duly-appointed proxyholders are asked to be brief and concise and to address only one topic per question. Questions dealing with similar topics or issues may be grouped, summarized, and addressed with one response.

Shareholders who have submitted proposals for the meeting will have the opportunity to present their proposals at the appropriate time during the meeting.

The Chair of the meeting reserves the right to refuse questions he deems irrelevant to the business of the meeting or otherwise inappropriate. The Chair has broad authority to conduct the meeting in a manner that is fair to all shareholders and may exercise discretion in the order in which questions are asked and the amount of time devoted to any one question. Any questions that cannot be answered during the meeting and that have been properly put before the annual meeting will be answered as soon as practical after the meeting and posted online at scotiabank.com/annualmeeting.

HOW YOUR PROXYHOLDER WILL VOTE

Your proxyholder must vote according to the instructions you provide on your proxy form or voting instruction form. For directors and the appointment of the auditor, you may either vote for or withhold. For the advisory resolution on our approach to executive compensation you may vote for or against. For shareholder proposals, you may vote for, against, or abstain. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or any new matters that are properly brought before the meeting, or any postponement or adjournment.

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you want to vote, Aaron Regent or Scott Thomson will vote for you as follows:

•   for the election of the nominated directors to the board

•    for the appointment of the auditor

•   for the advisory resolution on our approach to executive compensation

•    against the shareholder proposals.

CONFIDENTIALITY

To keep voting confidential, Computershare counts all proxies. Computershare only discusses proxies with us when legally necessary, when a shareholder clearly intends to communicate with management, or when there is a proxy contest.

QUORUM

A minimum of 25% of all eligible votes must be represented at the meeting for it to take place.

VOTING RESULTS

We will post the voting results (including details about the percentage of support received for each item of business) on our website and file them with securities regulators after the meeting.

RECEIVING SHAREHOLDER MATERIALS BY EMAIL

Shareholders are encouraged to sign up to receive shareholder materials by email, including this circular, as follows:

•    Beneficial owners may go to www.proxyvote.com, use the control number provided on the voting instruction form and click on ‘Delivery Settings’ to enroll

•    Registered shareholders who hold share certificates or receive a direct registration advice may go to www.investorcentre.com, enter the Holder Account Number on the proxy form, and click on ‘Receive Documents Electronically’ to enroll.

QUESTIONS?

If you have questions or need assistance, please contact:

•   Computershare – see back cover of this circular for their contact information; or

•   Kingsdale Advisors at 1-855-476-7988 (toll-free in North America) or 1-416-623-2512 (call and text enabled outside North America) or email contactus@kingsdaleadvisors.com.

Management proxy circular	13

About the nominated directors

This year 12 directors are proposed for election to our board. Each nominee was elected at the last annual meeting of shareholders on April 9, 2024, except Steven Van Wyk, who joined the board on November 15, 2024. Scott Bonham, Michael Penner, and Calin Rovinescu are not standing for re-election in 2025. The board would like to thank Messrs. Bonham, Penner, and Rovinescu for their service and contributions to our bank.

Each director brings a range of skills, experience, and knowledge to the table. As a group, they have been selected based on their integrity, collective skills, and ability to contribute to the broad range of issues the board considers when overseeing our business and affairs. You can learn more about our expectations for directors and how the board functions beginning on page 25.

INDEPENDENCE

Having an independent board is one of the ways we make sure the board can operate independently of management and make decisions in the best interests of Scotiabank. Eleven of our twelve (92%) director nominees are independent and have never served as an executive of the bank. As the bank’s President and Chief Executive Officer (President and CEO), Scott Thomson is the only non-independent director.

DIVERSITY

Each director has a wealth of experience in leadership and strategy development. We believe that an important part of board effectiveness includes the unique perspectives of our directors resulting from the combination and diversity of their experience, perspectives, gender, gender identity or gender expression, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within equity-deserving groups including Women, People of Colour, Indigenous Peoples, and People with Disabilities. Read about our board diversity policy on pages 48 to 49 and how our directors’ skills and experience are represented starting on page 15.

Key skills and experience           Language skills[2]

TENURE AND TERM LIMITS

Balancing the combination of longer-serving directors with newer directors allows the board to have the insight of experience while also being exposed to fresh perspectives. Our average board tenure is 5.9 years (you can read more about tenure and term limits on page 50).

[1]  Diverse directors include those who identify as Women, People of Colour, Indigenous Peoples, People with Disabilities, and/or those who identify within the 2SLGBTQIA+ community. Five of the nominated directors identify as women and two identify as People of Colour.

[2]  Our skills matrix asks directors to identify language skills across 10 languages. Data reflects directors who have identified intermediate or fluent skills within the languages listed.

14	Scotiabank

DIRECTOR PROFILES

Each director has provided the information about the Scotiabank shares they own or over which they exercise control or direction. This information and the details about the director deferred share units (DDSUs) they hold are as of October 31, 2024. The value of common shares and DDSUs is calculated using $71.69 (the closing price of our common shares on the Toronto Stock Exchange (TSX) on October 31, 2024) for 2024 and $56.15 (the closing price of our common shares on the TSX on October 31, 2023) for 2023. The equity ownership requirement is five times the equity portion of the annual retainer: $975,000 for directors and $1,750,000 for the Chair. Directors have five years from the date of their appointment to meet this requirement. The Independent Chair has five years from the date of their appointment as Chair to meet this requirement. The multiples in the profiles below are based on the ownership requirement in place in each year.

The attendance figures reflect the number of board and committee meetings held in fiscal 2024 and each nominee’s attendance for the time they served as a director or committee member.

We have robust director equity ownership requirements. See page 24 for details.

Aaron W. Regent Toronto, Ontario, Canada Age 59 | Director since 2013 Independent 2024 votes for: 95.66% Not eligible for re-election in April 2028	Aaron Regent is Chair of the Board of Scotiabank. He is the Founder, Chairman, and Chief Executive Officer of Magris Performance Materials Inc., a leading North American performance materials company. He was President and Chief Executive Officer of Barrick Gold Corporation from January 2009 to June 2012. Previously, Mr. Regent was Senior Managing Partner of Brookfield Asset Management, Co-Chief Executive Officer of the Brookfield Infrastructure Group, an asset management company, and President and Chief Executive Officer of Falconbridge Limited. Mr. Regent holds a B.A. from the University of Western Ontario. He is a Chartered Accountant and a Fellow of CPA Ontario.
KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 35 of 35 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	12 of 12 / 100%		Audit and conduct review			5 of 5 / 100%
				Corporate governance			6 of 6 / 100%
				Human capital and compensation			6 of 6 / 100%
				Risk			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	92,422	77,389	169,811	$5,548,017	$12,173,751	7.0
	2023	92,422	65,233	157,655	$3,662,833	$8,852,328	5.1
	Change	0	12,156	12,156	$1,885,184	$3,321,423

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Nutrien Ltd. (2018 – present)			Audit | Human resources and compensation (Chair)

Management proxy circular	15

Nora A. Aufreiter Toronto, Ontario, Canada Age 65 | Director since 2014 Independent 2024 votes for: 95.47% Not eligible for re-election in April 2030

Nora Aufreiter is a corporate director and a former senior partner of McKinsey and Company, an international consulting firm. Throughout her 27-year career at McKinsey, she held multiple leadership roles, including Managing Director of McKinsey’s Toronto office and leader of the North American Digital and Omni Channel service line, and was a member of the firm’s global personnel committees. She has worked extensively in Canada, the United States, and internationally, serving her clients in consumer-facing industries including retail, consumer and financial services, energy, and the public sector. Ms. Aufreiter holds a B.A. (Honours) in business administration from the Ivey Business School at the University of Western Ontario and an M.B.A. from Harvard Business School. In 2011, she was recognized by the Women’s Executive Network as one of “Canada’s Most Powerful Women: Top 100”. In June 2018, Ms. Aufreiter was awarded an honorary Doctor of Laws, honoris causa (LLD) at the University of Western Ontario.

KEY SKILLS AND EXPERIENCE
Environmental, social, and governance (ESG) matters | Financial services | Human capital management and executive compensation | Retail/consumer | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 23 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 12 / 92%	Corporate governance Human capital and compensation (Chair) Risk			2 of 2 / 100% 6 of 6 / 100% 3 of 3 / 100%	[1] [2]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	6,900	41,784	48,684	$2,995,495	$3,490,156	3.6
	2023	6,400	34,412	40,812	$1,932,234	$2,291,594	2.4
	Change	500	7,372	7,872	$1,063,261	$1,198,562

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	MYT Netherlands Parent B.V. (Chair) (2021 – present)			Audit | Compensation | Nominating, governance, and sustainability
	The Kroger Co. (2014 – present)			Finance | Public responsibilities (Chair)
[1] Effective April 9, 2024, Ms. Aufreiter ceased to be a member of the corporate governance committee. [2] Effective April 9, 2024, Ms. Aufreiter was appointed as a member of the risk committee.

Guillermo E. Babatz Mexico City, Mexico Age 56 | Director since 2014 Independent 2024 votes for: 97.58% Not eligible for re-election in April 2029	Guillermo Babatz is the Managing Partner of Atik Capital, S.C., an advisory firm that specializes in structuring financial solutions for its clients. Previously, he was the Executive Chairman of Comision Nacional Bancaria y de Valores in Mexico from July 2007 to December 2012. Mr. Babatz holds a B.A. in economics from the Instituto Tecnologico Autonomo de Mexico in Mexico City and a Ph.D. in economics from Harvard University.
KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Financial services | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Human capital and compensation			6 of 6 / 100%
				Risk (Chair)			6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	2,500	35,073	37,573	$2,514,383	$2,693,608	2.8
	2023	2,500	29,073	31,573	$1,632,449	$1,772,824	1.8
	Change	0	6,000	6,000	$881,934	$920,784

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Fibra MTY, S.A.P.I. de C.V. (2015 – present)			Corporate practices | Investment

16	Scotiabank

Daniel (Don) H. Callahan Fairfield, Connecticut, U.S.A. Age 68 | Director since 2021 Independent 2024 votes for: 96.79% Not eligible for re-election in April 2034

Daniel (Don) Callahan is a corporate director and serves as the Non-Executive Chairman of Time USA, LLC. From 2007 until his retirement in December 2018, Mr. Callahan held several officer roles at Citigroup, including most recently as Citigroup’s Chief Administrative Officer and Global Head of Operations, Technology and Shared Services. Prior to joining Citigroup, Mr. Callahan held various senior executive positions at Morgan Stanley and Credit Suisse. Earlier in his career, he spent 12 years at IBM, where he held a number of management positions, including Director of Strategy for IBM Japan. Mr. Callahan holds a B.A. in history from Manhattanville College, where he serves as Trustee Chair Emeritus.

KEY SKILLS AND EXPERIENCE
Environmental, social, and governance (ESG) matters | Financial services | Human capital management and executive compensation | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 22 of 23 / 96%
			Meeting attendance	Committees			Meeting attendance
	Board		11 of 12 / 92%	Audit and conduct review Corporate governance Risk			3 of 3 / 100% 2 of 2 / 100% 6 of 6 / 100%	[1] [2]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	1,000	14,348	15,348	$1,028,608	$1,100,298	1.1
	2023	1,000	9,418	10,418	$528,821	$584,971	0.6
	Change	0	4,930	4,930	$499,787	$515,327

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	WEX Inc. (2019 – present)		Leadership development and compensation | Technology and cybersecurity (Chair)
	Tata Consultancy Services (2019 – 2024)						—

[1]  Effective April 9, 2024, Mr. Callahan was appointed as a member of the audit and conduct review committee.

[2]  Effective April 9, 2024, Mr. Callahan ceased to be a member of the corporate governance committee.

W. Dave Dowrich Brooklyn, New York, U.S.A. Age 57 | Director since 2022 Independent 2024 votes for: 97.89% Not eligible for re-election in April 2035

Dave Dowrich is Senior Executive Vice President and Chief Financial Officer of Teachers Insurance and Annuity Association of America (TIAA). In addition to the core finance responsibilities, his remit also includes TIAA’s Enterprise Transformation, the investment strategy of the enterprise’s General Account, as well as TIAA Ventures, the strategic venture capital function of TIAA. Prior to joining TIAA in 2021, Mr. Dowrich served as CFO, International Businesses at Prudential Financial Inc., based in Tokyo, Japan. Prior to Prudential Financial, Mr. Dowrich held several executive positions with American International Group (AIG) from 2013 to 2020 in Japan and the U.S., including the role of Chief Financial Officer of AIG Japan and Asia Pacific. Previously, Mr. Dowrich held senior roles in investment banking at Goldman Sachs and Credit Suisse. He began his career as a pension consulting actuary in Toronto, Ontario. Mr. Dowrich has a B.Sc. in actuarial science and applied statistics from the University of Toronto and an M.B.A. in finance from the Wharton School of the University of Pennsylvania. He is a Fellow of the Society of Actuaries, an Associate of the Canadian Institute of Actuaries, and a Member of the American Academy of Actuaries.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Financial services | Risk management

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	12 of 12 / 100%			Audit and conduct review Risk		5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target	[1]
	Year	Common shares	DDSUs
	2024	1,000	10,870	11,870	$779,270	$850,960	0.9
	2023	1,000	6,157	7,157	$345,716	$401,866	0.4
	Change	0	4,713	4,713	$433,554	$449,094

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	—				—
	[1] Mr. Dowrich has until 2027 to meet his equity holding requirement.

Management proxy circular	17

Michael B. Medline Toronto, Ontario, Canada Age 61 | Director since 2023 Independent 2024 votes for: 99.52% Not eligible for re-election in April 2036

Michael Medline has served as President & Chief Executive Officer of Empire Company Limited and Sobeys Inc. since January 2017. Mr. Medline is a proven leader with a strong track record of success in Canadian retail. As part of his role, he oversees the implementation of Empire’s climate action plan and associated initiatives. Prior to his role at Empire, he also held senior retail leadership positions at Canadian Tire Corporation, including President & Chief Executive Officer. He began his career working with the Ontario Securities Commission, followed by two years practicing law with McCarthy Tétrault. He was Corporate Counsel for PepsiCo Canada before moving to Abitibi Consolidated Inc. where he held a variety of roles including Senior Vice President, Strategy and Corporate Development. Mr. Medline serves on the Board of Trustees for the Hospital for Sick Children and is the Chair of its Human Resources Committee. He is a board member of Huron University College at Western University and The Sobey Foundation. He is former Chair of the Retail Council of Canada and the Grocery Foundation and was on the Board of SickKids Foundation, The BlackNorth Initiative, and the Board of Governors for Canada’s Sports Hall of Fame. Mr. Medline holds an M.B.A. from Raymond A. Mason School of Business, William & Mary, an LL.B. from the University of Toronto, and a B.A. from Huron University College at Western University.

	KEY SKILLS AND EXPERIENCE
	Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Retail/consumer | Technology

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board	12 of 12 / 100%			Audit and conduct review Corporate governance		5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	13,052	5,187	18,239	$371,856	$1,307,554	1.3
	2023	5,523	827	6,350	$46,436	$356,553	0.4
	Change	7,529	4,360	11,889	$325,420	$951,001

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS				Current board committee memberships
	Empire Company Limited (2017 – present)				—

Lynn K. Patterson Toronto, Ontario, Canada Age 63 | Director since 2020 Independent 2024 votes for: 97.74% Not eligible for re-election in April 2033

Lynn Patterson is a corporate director and served as Deputy Governor of the Bank of Canada (BoC) from May 2014 until her retirement from the BoC in July 2019. In this capacity, she was one of two deputy governors responsible for overseeing the BoC’s analysis and activities promoting a stable and efficient financial system. Prior to this, Ms. Patterson served as Special Adviser to the Governor and Senior Representative (Financial Markets) at the BoC’s Toronto Regional Office. Prior to joining the BoC, Ms. Patterson was President and Country Head for Bank of America Merrill Lynch Canada. Currently, she is a board member of Mastercard Foundation Asset Management Corporation, a not-for-profit organization. She is a recipient of the Diamond Jubilee Medal as a builder and innovator in Canada’s investment industry. Ms. Patterson received an honours degree in Business Administration from the University of Western Ontario and is a Chartered Financial Analyst.

KEY SKILLS AND EXPERIENCE
Capital markets | Financial services | Human capital management and executive compensation | Public policy | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review			2 of 2 / 100%	[1]
				Human capital and compensation Risk			3 of 3 / 100% 6 of 6 / 100%	[2]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	10,885	17,552	28,437	$1,258,303	$2,038,649	2.1
	2023	10,659	12,423	23,082	$697,551	$1,296,054	1.3
	Change	226	5,129	5,355	$560,752	$742,595

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	—			—

[1]  Effective April 9, 2024, Ms. Patterson ceased to be a member of the audit and conduct review committee.

[2]  Effective April 9, 2024, Ms. Patterson was appointed as a member of the human capital and compensation committee.

18	Scotiabank

Una M. Power Vancouver, British Columbia, Canada Age 60 | Director since 2016 Independent 2024 votes for: 97.47% Not eligible for re-election in April 2028

Una Power is a corporate director and the former Chief Financial Officer of Nexen Energy ULC, a formerly publicly-traded energy company. During her 24-year career with Nexen, Ms. Power held various executive positions with responsibility for financial and risk management, strategic planning and budgeting, business development, energy marketing and trading, information technology, and capital investment. Ms. Power holds a B.Comm. (Honours) from Memorial University and CPA, CA, and CFA designations. She has completed executive development programs at Wharton Business School and INSEAD.

KEY SKILLS & EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Human capital management and executive compensation | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Human capital and compensation Risk			6 of 6 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	5,783	42,058	47,841	$3,015,138	$3,429,721	3.5
	2023	5,783	35,403	41,186	$1,987,878	$2,312,594	2.4
	Change	0	6,655	6,655	$1,027,260	$1,117,127

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	TC Energy Corporation (2019 – present)			Audit (Chair) | Health, safety, sustainability, and environment
	Teck Resources Limited (2017 – present)			Audit (Chair) | Compensation and talent

Sandra J. Stuart Vancouver, British Columbia, Canada Age 61 | Director since 2023 Independent 2024 votes for: 95.40% Not eligible for re-election in April 2036	Sandra Stuart is a corporate director and the former President and Chief Executive Officer of HSBC Bank Canada. During her over 35-year career with HSBC, Ms. Stuart held various leadership roles including Chief Operating Officer and Group Head of Change Delivery Management. She was recognized as one of Canada’s Most Powerful Women (Top 100) in 2014 and was awarded the inaugural Deloitte Inclusion Vanguard Award by the Women’s Executive Network in 2016. Ms. Stuart was acknowledged as one of British Columbia’s Most Influential Women by BC Business Magazine in both 2015 and 2019. She became a Catalyst Canada Honours Champion in 2019. Ms. Stuart has a B.A. with a double minor in Economics and Business from Simon Fraser University and has completed Executive Management courses at the Harvard Business School and the IMD International Business School.
KEY SKILLS AND EXPERIENCE
Financial services | Human capital management and executive compensation | Retail/consumer | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: 24 of 24 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review Corporate governance Risk			2 of 2 / 100% 4 of 4 / 100% 6 of 6 / 100%	[1] [2]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target	[3]
	Year	Common shares	DDSUs
	2024	3,000	5,187	8,187	$371,856	$586,926	0.6
	2023	3,000	827	3,827	$46,436	$214,886	0.2
	Change	0	4,360	4,360	$325,420	$372,040

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Canfor Corporation/Canfor Pulp Products Inc. (2021 – present)			Environment, health, and safety | Governance and sustainability
	TELUS Digital (2021 – present)			Audit | Governance and nominating (Chair)
	DRI Healthcare Trust (2021 – present)[4]			Audit (Chair)
	HSBC Bank Canada (2011 – 2020)			—

[1]  Effective April 9, 2024, Ms. Stuart ceased to be a member of the audit and conduct review committee.

[2]  Effective April 9, 2024, Ms. Stuart was appointed as a member of the corporate governance committee.

[3]  Ms. Stuart has until 2028 to meet her equity holding requirement.

[4]  Ms. Stuart will not be standing for re-election to DRI Healthcare Trust’s board in 2025.

Management proxy circular	19

L. Scott Thomson Toronto, Ontario, Canada Age 55 | Director since 2016 Not independent 2024 votes for: 97.82% Eligible for re-election while President and CEO

Scott Thomson assumed the role of President of Scotiabank on December 1, 2022, and became President and CEO of the Bank on February 1, 2023. Mr. Thomson has been a member of the Scotiabank Board of Directors since 2016. Prior to joining Scotiabank, Mr. Thomson was the President and CEO of Finning International Inc., the world’s largest dealer of Caterpillar equipment and engines across diverse industries in the Americas and Europe. Mr. Thomson has also held a number of senior executive positions including Chief Financial Officer of Talisman Energy Inc. and Executive Vice President, Corporate Development at Bell Canada Enterprises (BCE). Prior to his tenure at BCE, Mr. Thomson was a Vice President at Goldman Sachs. Mr. Thomson holds a B.A. in economics and political science from Queen’s University and an M.B.A. from the University of Chicago.

	KEY SKILLS AND EXPERIENCE
	Accounting and finance | Capital markets | Financial services | Human capital management and executive compensation | Technology

	OVERALL BOARD AND COMMITTEE ATTENDANCE: 12 of 12 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	—			—

	EQUITY OWNERSHIP			PSUs[1]	Total common shares, DSUs, and PSUs[1]	Value of DSUs[1]	Value of common shares, DSUs, and PSUs[1,2]
	Year	Common shares	DSUs[1]
	2024	53,686	31,913	72,661	158,260	$2,287,874	$11,345,697
	2023	53,535	29,927	—	83,462	$1,680,408	$4,686,398
	Change	151	1,986	72,661	74,798	$607,466	$6,659,299

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Finning International Inc. (2013 – 2022)			—

[1]  Effective December 1, 2022, Mr. Thomson’s DDSUs were exchanged for deferred stock units (DSUs).

[2]  Effective February 1, 2023, Mr. Thomson has a share ownership requirement of 8x his base salary as CEO, which requirement he exceeds (see page 93). Common shares, DSUs, performance share units, and holdings through our Employee Share Ownership Plan count towards this requirement. See page 73 for details.

Steven C. Van Wyk Chicago, Illinois, U.S.A. Age 66 | Director since November 2024 Independent Appointed to the board after the 2024 annual meeting Not eligible for re-election in April 2037

Steven Van Wyk is a corporate director and the former Group Chief Information Officer (CIO) of HSBC Bank PLC. Throughout his 40-year career, he held senior-level domestic and international information technology roles, including CIO of PNC Financial Services Group, Inc., Global CIO of ING Groep N.V., and multiple roles with Morgan Stanley, including several years as CIO/Chief Operating Officer of its Individual Investor Group. Mr. Van Wyk holds a B.A. in business management and accounting with a minor in computer science from the University of Central Iowa and was awarded an honorary Doctorate of Public Service from Central College in 2019. He is a Certified Public Accountant, Certified Internal Auditor, and Series 27 Financial/Operations Principal. Mr. Van Wyk chairs the Board of the Banking Industry Architecture Network, a non-profit seeking to establish a common architecture framework for enabling banking interoperability.

KEY SKILLS AND EXPERIENCE
Financial services | Human capital management and executive compensation | Retail/consumer | Risk management | Technology

OVERALL BOARD AND COMMITTEE ATTENDANCE: N/A1
			Meeting attendance	Committees			Meeting attendance
	Board		—[1]	—[1]			—[1]

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target[3]
	Year	Common shares[2]	DDSUs
	2024	N/A	N/A	N/A	N/A	N/A	N/A

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	Reinsurance Group of America Inc. (2019 – present)			Audit | Cybersecurity and technology (Chair) | Risk

[1]  Effective November 15, 2024, Mr. Van Wyk joined the board and the audit and conduct review committee. As such, he was not in attendance for board and committee meetings held in fiscal 2024.

[2]  As of the date of this circular, Mr. Van Wyk meets the requirement to hold at least 1,000 common shares in the bank.

[3]  Mr. Van Wyk has until 2029 to meet his equity holding requirement.

20	Scotiabank

Benita M. Warmbold Toronto, Ontario, Canada Age 66 | Director since 2018 Independent 2024 votes for: 95.15% Not eligible for re-election in April 2031

Benita Warmbold is a corporate director and the former Senior Managing Director and Chief Financial Officer of the Canada Pension Plan (CPP) Investment Board, having retired from the latter in July 2017. Over her nine years at CPP Investment Board, Ms. Warmbold was responsible for finance, risk, performance, tax, internal audit, legal, technology, data, and investment operations. Prior to joining the CPP Investment Board in 2008, Ms. Warmbold held senior leadership positions with Northwater Capital, Canada Development Investment Corporation, and KPMG. She is former Chair of the Canadian Public Accountability Board and a former member of the Intact Centre on Climate Adaptation Advisory Board. Ms. Warmbold holds a B.Comm. (Honours) from Queen’s University and is a Chartered Professional Accountant and a Fellow of CPA Ontario. Ms. Warmbold is a Fellow of the Institute of Corporate Directors and is a WXN Hall of Fame inductee.

KEY SKILLS AND EXPERIENCE
Accounting and finance | Capital markets | Environmental, social, and governance (ESG) matters | Financial services | Risk management

OVERALL BOARD AND COMMITTEE ATTENDANCE: 23 of 23 / 100%
			Meeting attendance	Committees			Meeting attendance
	Board		12 of 12 / 100%	Audit and conduct review (Chair) Corporate governance			5 of 5 / 100% 6 of 6 / 100%

	EQUITY OWNERSHIP			Total common shares and DDSUs	Value of DDSUs	Value of common shares and DDSUs	Total value as a multiple of equity ownership target
	Year	Common shares	DDSUs
	2024	3,000	27,375	30,375	$1,962,514	$2,177,584	2.2
	2023	3,000	20,900	23,900	$1,173,535	$1,341,985	1.4
	Change	0	6,475	6,475	$788,979	$835,599

	OTHER PUBLIC COMPANY DIRECTORSHIPS DURING THE PAST FIVE YEARS			Current board committee memberships
	AtkinsRéalis Group Inc. (2017 – present)			Governance, ethics, and sustainability (Chair) | Human resources
	Methanex Corporation (2016 – present)			Audit, finance, and risk (Chair) | Corporate governance

Management proxy circular	21

Skills and experience

Our directors are prominent business and community leaders. They bring a wealth of experience to the board, generate public confidence, know our businesses, and are familiar with the markets in which we carry on business. The directors’ backgrounds, skills, and experience, taken as a whole, equip the board to carry out its duties and supervise the bank’s business and affairs.

The board maintains a skills matrix to monitor the skills and experience necessary for the oversight of the bank today and in the future.

To serve on our board, directors must have considerable experience in leadership and strategy. Many directors also have financial services experience in a multitude of ways. In addition, each director has identified five key areas of experience in consultation with the corporate governance committee. The committee developed the skills matrix below based on this consultation and agreement on each director’s key areas of experience, as well as an annual review (including international benchmarking) of key skills and experience necessary for the oversight of Scotiabank. Our director biographies highlight some of the formative experiences supporting these areas of experience.

Key Areas of Experience
Leadership Experience in senior leadership roles (management and/or board) in an organization of significant size or complexity.
Strategy Experience in developing, implementing and delivering strategic business objectives in a large organization.
Accounting and Finance Knowledge of and experience in financial accounting and reporting, corporate finance and familiarity with financial internal controls and GAAP/IFRS.
Capital Markets Experience in global financial markets, investment banking and/or mergers and acquisitions.

Environmental, Social and Governance (ESG) Matters

Experience in sustainability matters, environmental issues (including climate-related issues), social issues and/or corporate governance principles and practices in an organization of significant size and complexity.

Financial Services Experience in the financial services industry and/or financial regulation.
Human Capital Management and Executive Compensation Experience in people matters including workplace culture, management development, succession planning and compensation.
Public Policy Experience in government and public policy matters.
Retail/Consumer Experience in a consumer-facing industry.
Risk Management Experience in identifying, assessing and managing financial and non-financial risks.

Technology

An understanding of technology and innovation, digital, data management, and/or cyber security issues in large, complex enterprises and with respect to the bank’s technology platforms and other complex operating systems and infrastructure.

The corporate governance committee also maintains a detailed matrix of each director’s general areas of experience (such as marketing, regulatory and compliance, and government), specific ESG- and technology-related skills, education, language skills, and business experience in geographic regions where we do business. It uses these matrices to assess board composition, plan board and chair succession, and assess potential director candidates.

Specific ESG-related skills include environmental/climate, social, and governance skills. Directors with climate-related skills have experience in sustainability matters and climate-related issues through executive roles and/or directorships at complex organizations, along with involvement with advisory committees and industry associations with a focus on carbon reduction initiatives and other climate-related mandates. Directors with technology-related skills have experience in technology and innovation, cybersecurity, and data ethics and/or artificial intelligence (AI).

22	Scotiabank

Meeting attendance

The table below shows the number of board and committee meetings held in fiscal 2024 and the overall meeting attendance of the members for that period. Directors are expected to attend at least 75% of all board and committee meetings for those committees on which they serve.

You can find the details about each director’s meeting attendance in the director profiles beginning on page 15. All the nominated directors who were members of the board at the time attended the annual meeting in April 2024. Directors also held meetings with regulators, shareholders, and shareholder representative groups throughout the year, which are not shown in the table below.

	Meetings	Attendance
Board	12	98%
Audit and conduct review	5	100%
Corporate governance	6	100%
Human capital and compensation	6	100%
Risk	6	100%
Total number of meetings	35	99.6%

The table below shows the board and committee meeting attendance in fiscal 2024 of directors that will not stand for re-election at the April 8, 2025 annual meeting.

	Meetings	Attendance
Scott Bonham
Board	12 of 12	100%
Audit and conduct review	5 of 5	100%
Corporate governance	6 of 6	100%
Michael Penner
Board	11 of 12	92%
Audit and conduct review	5 of 5	100%
Corporate governance	6 of 6	100%
Calin Rovinescu
Board	12 of 12	100%
Corporate governance	6 of 6	100%
Human capital and compensation	6 of 6	100%

Director compensation

Our director compensation program is designed to attract and retain qualified individuals while aligning the interests of our directors and shareholders.

The corporate governance committee annually conducts an extensive review of director compensation against our Canadian bank peer group. The committee also considers trends and compensation structures at several large-capitalization companies in the TSX 60 Index (including CN Rail, Enbridge, Brookfield, Suncor Energy, and TC Energy) and other comparable international financial institutions.

The committee regularly reviews director compensation to make sure our program is appropriate so we can continue to retain and attract qualified professionals to our board and in terms of shareholder value given the risks, responsibilities, time commitment, workload, complexity of issues and decision-making, and the skills required of the board.

PROGRAM ELEMENTS

The table below shows our fee schedule for fiscal 2024. The Chair’s retainer is higher and committee chairs receive a chair retainer to recognize their additional responsibilities in these leadership roles.

Annual board retainers
Chair ($350,000 must be taken in common shares or DDSUs)	$500,000
All other directors ($195,000 must be taken in common shares or DDSUs)	$275,000
Annual committee chair retainers	$50,000

In addition, directors are reimbursed for travel and other expenses they incur when they attend meetings or conduct bank business.

Directors are expected to keep abreast of industry developments, nationally and internationally, so that they can make a meaningful contribution.

Directors are routinely kept informed between meetings on issues germane to the bank and their responsibilities as directors.

Our director fee structure reinforces director engagement and is predictable, transparent, and easy to administer, regardless of the number of meetings held during the year.

Management proxy circular	23

2024 DIRECTOR COMPENSATION TABLE

The table below shows the fees paid to directors in fiscal 2024. As President and CEO of the bank, Mr. Thomson does not receive fees for serving as a director. Mr. Van Wyk was appointed to the board on November 15, 2024 and did not receive fees for serving as a director in fiscal 2024.

	Retainers			Total fees earned ($)	Portion of total bank director fees received as DDSUs (%)	All other compensation ($)	Total ($)
	Board ($)	Committee Chair ($)	Non-executive Chair ($)
N. Aufreiter	275,000	50,000	–	325,000	100	0	325,000
G. Babatz	275,000	50,000	–	325,000	80	0	325,000
S. Bonham	275,000	–	–	275,000	100	0	275,000
D. Callahan	275,000	–	–	275,000	100	0	275,000
W. Dowrich	275,000	–	–	275,000	100	0	275,000
M. Medline	275,000	–	–	275,000	100	0	275,000
L. Patterson	275,000	–	–	275,000	100	0	275,000
M. Penner	275,000	–	–	275,000	100	0	275,000
U. Power[1]	275,000	–	–	275,000	100	215,814	490,814
A. Regent	–	–	500,000	500,000	100	0	500,000
C. Rovinescu	275,000	50,000	–	325,000	100	0	325,000
S. Stuart	275,000	–	–	275,000	100	0	275,000
B. Warmbold	275,000	50,000	–	325,000	100	0	325,000
Total	3,300,000	200,000	500,000	4,000,000		215,814	4,215,814

[1]

Ms. Power earned US$155,000 (C$215,814 based on the October 31, 2024 exchange rate of 1.39235) in fiscal 2024 for her roles on the board of Scotia Holdings (USA) LLC. She earned US$130,000 for serving as a director and US$25,000 for serving as the chair effective January 1, 2024.

Director equity ownership

We believe it is important for our directors to have a significant stake in the bank and to align their interests with those of other shareholders. Equity ownership is reviewed on a regular basis.

Our director equity ownership requirements are made up of three parts:

We have robust equity holding requirements.

All directors meet or exceed the requirement to hold at least 1,000 common shares in the bank.

All directors currently exceed our equity holding requirements except Mr. Dowrich, Ms. Stuart, and Mr. Van Wyk, who have until 2027, 2028, and 2029, respectively, to meet or exceed the requirements.

As President and CEO, Mr. Thomson has a share ownership requirement of 8x his base salary as CEO, which requirement he exceeds. See pages 20, 73, and 93 for more information.

Requirement	Directors	Chair
Required holdings in common shares or DDSUs to be met within five years of joining the board and maintained while serving on the board	$975,000 (5x equity portion of annual retainer)	$1,750,000 (5x equity portion of annual retainer)
Common share holding requirement to be met within six months of joining the board	1,000
Portion of annual board retainer paid in either DDSUs or bank common shares (by participating in the directors’ share purchase plan), even after equity ownership requirements have been met	$195,000	$350,000

All directors currently receive the equity portion of their retainer in DDSUs, which are only redeemable after they leave the board. Directors do not participate in the bank’s pension plans or any other compensation plans. We do not grant stock options to directors.

Director prohibitions against monetizing or hedging

Directors are not allowed to monetize or hedge their economic interest in Scotiabank securities. DDSUs are not transferable, and the use of short sales, calls, or puts on the bank’s securities is prohibited under the Bank Act.

About DDSUs

DDSUs are notional units that have the same value as our common shares, and therefore have the same upside and downside risk. DDSUs earn dividend equivalents at the same rate as dividends are paid on our common shares, but do not give the holder voting or other shareholder rights.

Directors can redeem their DDSUs for cash only after they leave the board. Their redemption value is equal to the market value of our common shares at the time of redemption.

24	Scotiabank

2	Governance

Sound and effective corporate governance is embedded in everything we do. It is a critical part of the bank’s culture, and fundamental to our long-term success; it provides proper oversight and accountability, strengthens internal and external relationships, builds trust with our stakeholders, and protects the long-term interests of Scotiabank.

Good governance is not about checking a box. It’s about effective structures, a purpose-driven mandate, diverse viewpoints, and a culture of continuous improvement. These qualities are what enable Scotiabank to cultivate deep insights into how the world, our financial markets and our bank work so that oversight is agile, transparent and forward-looking. This section discusses how governance works at Scotiabank, our board and its priorities, and what you can expect from our directors.	WHERE TO FIND IT
	Director compensation	23
	Director equity ownership	24
	Structure of the board	28
	Board priorities	29
	ESG oversight	42
	Board composition, development and assessment	47
	Committee reports	57

This year, a continued challenging economic environment, geopolitical events, and the execution of the bank’s new vision and strategy – The New Way Forward – comprised some of the key priorities of the board. The manner in which the board’s responsibilities are fulfilled may evolve but the overarching responsibilities have not changed — we will continue to uphold good corporate governance practices at all times and to apply good judgement in addressing the needs of the bank and all of our stakeholders.

A solid foundation of openness, integrity, continuous improvement, and accountability is key to maintaining strong, enduring relationships with our diverse stakeholders — shareholders, clients, employees, regulators, and the broader community.

AN EFFECTIVE GOVERNANCE STRUCTURE

Effective oversight, accountability and communication are the cornerstones of good governance and in the best interests of the bank. Shareholders elect the board to supervise the management of our business and affairs. The image below shows the reporting relationships between shareholders, the board and its committees, management, and other stakeholders. Formal mandates are approved for the board, each committee, the Chair of the Board, committee chairs, directors, and members of executive management. These mandates set out the key responsibilities and accountabilities for each role.

Management proxy circular	25

WE ARE A CORPORATE GOVERNANCE LEADER

Scotiabank is committed to strong corporate governance practices and has a history of being at the forefront of leading practices. The corporate governance committee reviews our corporate governance approach every year against changing regulations, industry developments and emerging best practices. The board approves our corporate governance policies annually to continually enhance our processes and standards. Some key milestones include:

2024 highlights

Scotiabank is an ongoing, seven-year member of the Dow Jones Sustainability Index, reflecting the bank’s leading ESG practices and performance.

The board:

•    supported the implementation of the bank’s new strategy — The New Way Forward — to enable sustainable and profitable growth

•    maintained heightened focus on regulatory compliance in the current environment, including capital adequacy requirements, climate risk management guidelines, and data ethics and the ethical use of AI

•    supported the launch of the bank’s new cultural ambition – our ScotiaBond – a framework that outlines the core values and key behaviours to drive high performance and support the execution of our strategy

•    sustained focus on its oversight of climate and other ESG matters, including climate transition planning efforts, by embedding ESG and climate in corporate strategy and risk management processes; supporting the development of the bank’s climate client engagement framework by leveraging transition preparedness ratings to learn more about a client’s transition planning and, in turn, to inform more tailored advice; and enhancements to reporting and disclosure (including its 2024 Climate Report to be published in March 2025), as highlighted beginning on page 42

•    reviewed the frameworks that support the development of sustainability finance offerings, such as the bank’s sustainable issuance framework, which underpinned the issuance of $5.7 billion in sustainability finance offerings in Europe, Mexico, and Canada

•    continued to support the bank’s efforts in building relationships and progressing reconciliation with Indigenous Peoples through the release of an inaugural Truth and Reconciliation Action Plan, a multi-year effort with 37 formal actions for reconciliation, and the bank’s recertification at the highest Gold level for Partnership Accreditation in Indigenous Relations from the Canadian Council for Indigenous Business

•    supported the launch of Cedar Leaf Capital Inc., Canada’s first Indigenous-owned investment dealer.

26	Scotiabank

 WHAT WE DO

▶	Independence

•	11 of 12 directors are independent

•	all committee members are independent

•	board committees have full authority to retain independent external advisors

•	in camera sessions with independent directors are scheduled at each board and committee meeting

▶	Integrity, ethics, and accountability

•	we promote a strong culture of integrity and ethical behaviour

•	we require all directors to certify compliance with our code of conduct each year

•	we have a separate directors’ conflicts of interest policy as an addendum to our code of conduct

•	we have attendance requirements for our directors

•	quorum for meetings is a majority of the board or committee members

•	we limit the number of public company boards on which our directors may sit

▶	Risk oversight

•	we have strong risk oversight, carried out by the board and its committees

•	we have financial services and risk management experience on every committee

•	the human capital and compensation committee and risk committee meet jointly to discuss compensation risk

•	the risk committee and audit and conduct review committee chairs regularly meet to discuss risk

▶	Leadership, development, and succession

•	we have individual (not slate) voting for directors

•	we do not have a staggered board – all our directors are elected annually

•	our majority voting policy complies with the TSX rules

•	we have director term limits

•	we have a formal written board diversity policy, which has been updated over the years

•	we have a robust director orientation and continuing education program

•	we have a formal, annual board assessment including individual director assessment

•	we have a board skills matrix which is used for director nominations and succession planning

▶	Stewardship and stakeholder engagement

•	we have an annual strategic planning meeting with the board and management separate from regular board meetings

•	we have a robust stakeholder engagement program

•	we have strong equity ownership guidelines to align director and shareholder interests

•	international subsidiary boards have the opportunity to engage with members of our board

•	we have a robust ESG strategy and technology strategy

 WHAT WE DON’T DO

▶	No hedging of bank securities

•	no director, executive or employee can monetize or hedge our common shares or equity-based compensation to undermine the risk alignment in our equity ownership requirements

•	DDSUs are non-transferable and are only redeemable after a director leaves the board

•	directors cannot receive stock options and do not participate in our pension plan

▶	No unequal voting

•	we do not have dual class shares, non-voting or subordinated voting shares

•	the Chair does not have a deciding vote in the case of a board tie

Management proxy circular	27

About the board

STRUCTURE OF THE BOARD

The board’s mandate is to:

•	oversee the bank’s strategic direction as stewards for stakeholders
•	supervise the management of the business and affairs of the bank
•	maintain the bank’s strength and integrity through strong oversight
•	set the tone at the top, promoting trust and integrity with our shareholders, clients, employees, regulators and communities in which we operate
•	oversee the bank’s organizational structure and succession planning for senior management roles
•	continually develop its approach to corporate governance.

The board has specific duties and responsibilities set out in global regulatory expectations and best practices, as well as in the Bank Act and other applicable laws and regulations. These are detailed in its mandate. The board delegates day-to-day management of our affairs and the execution of our strategy to executive management, up to certain limits.

This year 12 directors are nominated for election, and the board is comfortable that this is an appropriate size to generate open and engaging discussions, to make sure the committees have the right combination of skills, to allocate responsibilities appropriately and to facilitate board renewal.

Board committees

In fiscal 2024, four standing committees helped the board carry out its duties and responsibilities. Each committee is able to engage external advisors or consultants as necessary and approve their contracts and fees. You can find descriptions of the committee mandates, membership, highlights for the year and how each committee assessed itself in the reports starting on page 57.

All committees are composed entirely of independent board members. The President and CEO does not sit on any board committees.

All independent directors serve on at least two board committees and the Chair is a member of all four committees.

The corporate governance committee recommends committee composition (including committee chairs) to the board and reviews committee membership throughout the year and after the annual meeting once the board is elected. This committee also reviews Chair of the Board and committee chair succession, in light of director term limits.

Effective February of 2025, a technology committee was constituted by the board to oversee the bank’s technology strategy, technology-based risk management, and technology investment and innovation. It is composed entirely of independent board members, including Steven C. Van Wyk (chair), Daniel (Don) H. Callahan, Aaron W. Regent, and Sandra J. Stuart.

Chair of the Board

The Chair of the Board is an independent director, responsible for leading the board in carrying out its duties and responsibilities effectively, efficiently, and independent of management. He presides over all board meetings, oversees the board committees, and chairs all sessions with the independent directors. The Chair is directly involved in director orientation, continuing education, and the board assessment process. The Chair also pays particular attention to the dynamics of the board and ensures all directors are actively and appropriately involved in the board’s oversight role. The Chair ensures that the number of board and committee meetings is appropriate given the issues that the board and bank are addressing in the current environment.

At every meeting, time is allocated to in camera sessions without management. Depending on the nature of the business discussed at the meeting, the board may waive the requirement for these sessions. In fiscal 2024, the independent directors met without management at all regularly scheduled meetings. In addition, the board held four ad hoc meetings during the year; at one of those ad hoc meetings, the independent directors waived the need for in camera sessions based on the nature of the business discussed.

Our board mandate is posted in the corporate governance section of our website.

The committees support the board, with overall leadership by our Chair who is independent from our CEO.

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The Chair acts as a resource for management, advising the President and CEO on major strategic and business issues and corporate governance matters. The Chair meets with OSFI, our primary regulator, as well as other regulators, shareholders, and other stakeholders on behalf of the board. He may also meet periodically with members of the boards of directors of our subsidiaries. Over the past few years, a challenging economic environment, as well as the bank’s execution of its new strategy, required even more from the role of the Chair in terms of engagement and communication with the board, management, and other stakeholders. The contributions of the Chair and CEO are critical for effective board management and leading the bank through the formal strategy execution.

Committee chairs

Committee chairs must be independent directors with the requisite skills and experience necessary to oversee their committees’ responsibilities.

Each chair is responsible for:

•	facilitating the functioning of the committee independent of management
•	overseeing the orientation of new members
•	providing input to the Chair and the chair of the corporate governance committee on succession plans for the committee’s composition, including the role of chair
•	managing the operations of the committee to fulfill its charter and address any other matters delegated to it
•	setting the meeting agendas, presiding over all meetings, and ensuring that members have the information and resources they need to carry out their duties
•	facilitating effective communication between the committees
•	reporting the committee’s discussions and decisions or recommendations to the board.

Directors

All directors, regardless of whether they currently have a leadership role on the board, have a written position description outlining our expectations around individual accountability and contribution.

Board priorities

Our effective governance structure allows the board to efficiently fulfill its oversight and advisory mandate, including focusing on key priorities:

STRATEGIC DIRECTION

The board oversees our strategic direction and holds management accountable for executing our strategy and delivering strong performance.

The board participates in our strategic planning process throughout the year by:

•	reviewing and approving our strategic plan, considering the opportunities and risks of our businesses
•	keeping abreast of industry developments and the competitive landscape
•	reviewing results against our capital and financial plans throughout the year
•	approving material strategic initiatives, as well as significant acquisitions, divestitures and investments
•	overseeing our ESG strategy, including our climate transition plan, and monitoring management’s execution against this strategy
•	overseeing our technology strategy and technology-based risk management
•	regularly scrutinizing management’s execution of business plans and other objectives against their results and compared to their industry peers
•	reviewing our strategic plan against our risk appetite framework
•	approving our capital management policy and overseeing that appropriate strategies are in place to mitigate risk.

The board approves the strategy and capital plan on an annual basis. In fiscal 2023, the board approved the bank’s new strategy – The New Way Forward – which was announced by the bank at an Investor Day in December 2023, along with the bank’s new vision to be our clients’ most trusted financial partner; to deliver sustainable, profitable growth; and to maximize total shareholder return. Following the announcement, the board turned its focus to oversight of the execution of the new strategy by management. The board received regular strategy updates on its must-win priorities, the progress being made on its strategic pillars, and the bank’s culture ambition and enablement. This fiscal year, the board held numerous sessions with management throughout the year to discuss more specific strategies, including the bank’s global transaction banking strategy, the collections strategy, and the climate transition plan, as well as an update on innovation as a growth enabler. The board also approved the bank’s strategic investment in KeyCorp, a premier U.S.-based financial services company, which is a step towards the bank’s

You can find the committee charters, board mandate, and position descriptions for the Chair, committee chairs and directors posted in the corporate governance section of our website.

More information about the audit and conduct review committee is available in our 2024 AIF at www.sedarplus.ca.

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long-term vision of delivering sustainable, profitable growth and expanding its presence in North America. Further, in fiscal 2024, the board held a special meeting for an annual strategy session, which provided:

•	a 2024 all-bank progress update on the strategic plan;
•	a five-year financial outlook of the bank’s strategy;
•	business line strategic deep dives and updates; and
•	a must-win priorities update, including overall progress in year one of The New Way Forward, execution momentum, lessons learned, 2025 investment roadmap and deep dives of certain must-win priorities, and gave directors an opportunity to provide feedback on the bank’s strategic plans. Taking into account the directors’ feedback, the board later approved the 2025 all-bank strategic plan, along with the bank’s financial and capital plans, the capital management policy, enterprise risk appetite framework, and the all-bank technology strategy. The bank’s new strategy – The New Way Forward – continues to be of utmost importance to the bank this year and a key priority for the board with respect to its mandate.

RISK OVERSIGHT

Our risk management framework sets the foundation for managing our principal risks and embedding a strong risk culture across the enterprise. The board approves our overall risk strategy, including our risk appetite framework, which sets out risk limits and the appropriate balance of risk and reward. It approves significant financial and non-financial risk frameworks and policies that manage risk bank-wide. Each quarter, the board reviews an in-depth enterprise risk management report to monitor and maintain a robust view across defined and emerging risks. A list of risks faced by the bank and detailed information on matters including our risk management framework, risk culture and risk appetite are provided in our 2024 MD&A.

We diversify risk across business lines, geographies, products, and industries. Risk is managed through three levels of accountability:

•  business lines and internal controls

•  global risk management and other control functions

•  internal audit (for independent monitoring and oversight).

Risk Management

Our strong fundamentals in both governance and risk management have allowed the board to work with management to adapt to, and prudently manage risks throughout, a continually evolving and complex environment.

Areas of focus for 2024 included:

–   Liquidity and funding risks, including provisions for credit losses

–   Structural interest rate risk

–   Cybersecurity and information technology (IT) risk

–   Strategic risk and execution risks associated with the new strategy

–   Operation risk, including fraud risk

–   ESG risk, including climate-related risks

–   Other non-financial risks, including data and AI, model, compliance, regulatory, and anti-money laundering (AML) risks

–   Challenging economic and geopolitical environments

–   Risk culture and conduct risk

–   Third party risk management

Each board committee has a focus on how we identify and manage our principal business risks:

Board Committees’ Oversight of Risk

Audit and conduct review committee

• provides oversight of the effectiveness of the bank’s system of internal controls

• oversees the integrity of the bank’s consolidated financial statements and quarterly results

• oversees our ESG disclosures, including climate-related disclosure, as part of our financial reporting

• reviews matters as they relate to the enterprise conduct, risk culture, and ethics programs, including whistleblower and anti-bribery and anti-corruption matters

• responsible for consumer protection

• oversees the external auditor’s qualifications, independence and performance, and the finance, compliance (including the AML and anti-terrorist financing (ATF) and sanctions program) and audit functions

Human capital and compensation committee

• in conjunction with the risk committee, satisfies itself that adequate procedures are in place to identify, assess and manage the risks associated with the bank’s human capital including material compensation programs (including conduct risk) and that such procedures are consistent with the bank’s risk management programs

• oversees talent management, succession planning, total rewards and human capital and compensation strategies relating to diversity, equity and inclusion, employee health, safety and well-being and other ESG policies and practices

• supported by the management compensation review committee, which reviews the compensation of employees that have a material impact on risk

Corporate governance committee

• acts in an advisory capacity to the board to enhance the bank’s corporate governance through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy

• responsible for the board succession plan and the bank’s approach to stakeholder engagement

• reviews the bank’s ESG (including climate and sustainability) strategies, priorities and reporting, including reports on the bank’s ESG performance and benchmarking of the bank’s performance and practices, and reports on the bank’s social impact, community investment, and giving strategy and activities

Risk committee

• identifies and monitors key financial and non-financial risks

• reviews and approves significant risk management policies, frameworks and limits, and the bank’s risk exposure, satisfying itself that management is operating within the bank’s enterprise risk appetite framework

• oversees the bank’s financial risks, including credit, liquidity, and market risks, and non-financial risks, including operational (including third-party), cybersecurity and IT information technology, model, compliance, data (including AI), ESG (including climate), money laundering/terrorist financing and sanctions, reputational, and strategic risks

• oversees the risk management function

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Though responsibility for the oversight of risks associated with technology, including risk assessment and risk management, remain with the risk committee, in coordination with the audit and conduct review committee, the newly constituted technology committee has certain risk oversight responsibilities as well. The technology committee coordinates with the risk committee on risk management associated with the technology strategy and in the reviewing and monitoring, as appropriate, of significant regulatory examinations, supervisory findings, and internal audit findings related to technology matters, including the results of such findings, and the status of the bank’s efforts to remediate any deficiencies and/or address other findings. It also reviews, monitors, and receives reports regarding risks related to the use of technology, including risks related to information technology, information security, cybersecurity, data (including AI), third party management and business continuity, and receives reports, as necessary and appropriate, regarding emerging risks and regulatory matters related to its mandate and duties.

Management keeps the board and each of the committees apprised of regulatory developments relevant to their mandates. The risk management committee regularly reports to the board on the activities and progress of our regulatory steering committees as we anticipate and prepare for new regulatory initiatives. Furthermore, the audit and conduct review committee reviews regulatory exam results and informs the board of any material developments in our relationship with the bank’s regulators, including OSFI. The board meets with OSFI to discuss regulatory matters and the results of their supervisory activities.

ESG risk management

Scotiabank understands that ESG risks are complex and can affect other risk types. While the ultimate responsibility for risk lies with the business lines, Global Risk Management has a dedicated team that provides independent risk oversight for ESG risk. The ESG risk team is responsible for establishing frameworks, processes, guidelines, standards, tools, and training to effectively manage and mitigate the bank’s exposure to ESG risks. To safeguard the bank and the interests of its stakeholders against ESG risks, Scotiabank has established clear governance structures and risk management elements that identify, assess, measure, monitor, manage, mitigate, and report ESG risks. These various components are described in the bank’s ESG risk management framework. The framework, in conjunction with its supporting policies, processes, and guidelines, assists the bank in managing ESG risks in a manner that is consistent with regulatory requirements, industry standards, best practices, and our risk appetite. The framework also describes the key principles that guide the bank in its approach to managing ESG risks as part of its day-to-day operations, lending and investment practices, supplier agreements, management of real estate holdings, and internal and external reporting protocols. Additionally the bank has several key policies and commitments, including, but not limited to, the Scotiabank Code of Conduct, our corporate governance policies, the Global Human Rights Statement (prescribed by the UN Guiding Principles on Human Rights), the Enterprise Modern Slavery Statement (in accordance with modern slavery legislation), and diversity, equity and inclusion goals. For additional information about the bank’s approach to managing ESG risk, see the “Environmental, Social and Governance Risk” section in our 2024 MD&A and the “Environmental and Social Risk Management” sections in our 2024 Sustainability Report and Public Accountability Statement (2024 Sustainability Report).

CONDUCT AND CULTURE

Scotiabank’s vision is to be our clients’ most trusted financial partner, to deliver sustainable, profitable growth and maximize total shareholder return. We aim to be the most trusted bank wherever we operate, and we earn that trust by doing the right things, the right way, every day. Advocacy and leadership are by example, with a strong tone set by an active and engaged board supported by an experienced executive management team. The desired norms, attitudes, beliefs, and values are reinforced in the Scotiabank Code of Conduct (our code of conduct).

Culture refers to the commonly held beliefs, mindsets, values, and assumptions that guide both what is important and how people should behave in an organization. Culture is positioned as a shared responsibility across the organization and is prioritized as an area of focus to ensure our culture of compliance permeates throughout all levels of the organization and all lines of defense. The board has formal oversight of the bank’s culture and monitors how the bank reinforces and evolves the culture in different areas: risk management, compliance, conduct risk and leadership.

The audit and conduct review committee assists the board in fulfilling its oversight responsibilities for setting standards of conduct and ethical behaviour and for conduct reviews, risk culture, and conduct risk. Together, our board and senior management team help to ensure that our program reflects the values and behaviours that enable a strong risk culture where everyone has ownership and responsibility for managing risk and “doing the right thing” for our clients, shareholders, employees and the communities we serve.

Our people are our most important asset. We invest in attracting, hiring, developing and retaining the best talent, to deliver on the bank’s vision and strategy. We cultivate a values-based culture of high performance through our ScotiaBond – a framework that outlines the core values and key behaviours to drive high performance and support the execution of our strategy. Our employees are our brand ambassadors, and we equip them to lead and thrive as one team and support them in living our core values and keeping the bank safe.

ScotiaBond encompasses the core values and key behaviours needed to help us build a strong future for our clients, shareholders, and Scotiabankers globally.

It’s our commitment to each other – to create safe spaces to learn and grow, to promote accountability and inclusivity, and to recognize we only win when we win together as one team.

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Our annual Global Mandatory Learning program helps to ensure all our employees live our core values and exemplify the ethical behavior that is critical to our success. All of the courses in this program are focused on meeting the requirements stipulated by legislation, regulation and bank policy and include topics related to code of conduct, risk culture, operational risk, anti-bribery, anti-corruption, AML, advancing diversity, inclusion and belonging, and health and safety. In addition to this learning, Canadian employees also complete a program on discrimination, harassment and violence.

Employee feedback is important and continues to shape how we enable our teams to deliver on our vision. We invite our employees to share this feedback by completing our ScotiaPulse employee engagement surveys.

Our employee recognition programs, Applause and Best of the Best, celebrate individuals who exemplify the bank’s values and recognize those employees that through their results and behaviours:

•	amplify our culture, supporting others to connect with purpose, both internally and externally
•	keep the bank safe, by doing the right thing
•	achieve outstanding results, putting the client first, and enabling their teams/colleagues to perform at their best
•	deliver with impact and represent the very best of Scotiabankers.

Scotiabank code of conduct

Our code of conduct reflects our commitment to the highest ethical standards, which is an articulation of who we are and what we stand for. Our code of conduct is based on the following six principles which are aligned with our shared beliefs and guiding values:

The board approves material changes to our code of conduct, and the audit and conduct review committee monitors compliance with our code of conduct. Our code of conduct is formally reviewed by Global Compliance & AML at a minimum once every two years or earlier to address any required updates.

New employees, contingent workers, directors, and officers are given a copy of, or link to, our code of conduct when they join the bank, are retained, or are elected, and must acknowledge that they have received and read the code of conduct. All Scotiabankers are required to receive, read, and comply with our code of conduct and any other applicable Scotiabank policies and affirm their compliance within the required timeline on an annual basis. Directors must also read and consent to the directors’ conflicts of interest policy.

In certain limited situations, Scotiabank may waive application of a provision of our code of conduct to an employee, contingent worker, director, or officer. The board or a committee of the board must approve any waivers involving a director or executive officer of Scotiabank, and any such waivers are disclosed in accordance with applicable regulatory requirements. All other waivers or exceptions must be approved by appropriate authorities within Scotiabank’s legal, compliance and human resources departments. There were no waivers in 2024.

Reporting a concern

At Scotiabank, all employees are entitled and encouraged to speak up and raise concerns without fear of retaliation. When a concern is raised, employees can expect to be treated with fairness, dignity, and respect. Concerns will be taken seriously and handled with sensitivity and consistency and responded to in a timely manner. Employees can raise a concern of actual, suspected, or potential breaches of our code of conduct through several channels. These channels include speaking with a manager or business area leader, reporting a concern to human resources, or speaking confidentially with our Staff Ombuds Office for advice on how to resolve or escalate an issue. Employees can also raise concerns of wrongdoing through our whistleblower program with the option of remaining anonymous. The whistleblower program reporting process is operated independently by a third party. The whistleblower portal is available in English, Spanish, and French and enables employees to raise their concerns through a website or by telephone. Our whistleblower policy governs the processes by which concerns raised through this channel are reviewed, investigated, and addressed. Concerns may also be raised by emailing the Chair of the Board in situations that warrant review outside of the above (for example, concerns related to the governance of the Raise a Concern program). Regardless of how an employee chooses to raise their concern(s), our code of conduct affirms that Scotiabank will not tolerate retaliatory action of any kind against those who raise a concern.

Our code of conduct outlines our ethical standards and can be found in the corporate governance section of our website.

The board and senior management are responsible for fostering an environment of open communication where employees feel safe to speak up and raise concerns without fear of retaliation. We are committed to providing an inclusive, equitable, respectful, and safe environment that is free from discrimination and harassment.

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Avoiding conflicts of interest and related party transactions

Directors must disclose:

•	their business and personal relationships with the bank and other companies or entities with which they have relationships by either disclosing them in writing to the bank or requesting to have them entered in the minutes of a meeting of the board or a committee of the board
•	if they have a conflict of interest with a matter to be discussed by the board, and must not participate in any board or committee discussions related to or vote on such matter.

The board complies with all Bank Act requirements relating to conflicts of interest. The audit and conduct review committee monitors compliance and informs the board of any material deviations and corrective actions taken.

As a regulated entity, the bank has robust policies, procedures, and processes in place regarding related party transactions. Directors and senior officers are required to complete an annual questionnaire disclosing any related party transactions. The audit and conduct review committee requires management to establish policies to enable the bank to verify that its transactions with related parties (a group that includes directors and senior officers as defined in the Bank Act) comply with the Bank Act and to review those policies and their effectiveness, as further set out in detail in the audit and conduct review committee charter posted in the corporate governance section of our website.

Internal controls and management information systems

The board oversees the integrity and effectiveness of our management information systems and internal controls and approves our internal control policy.

The work is carried out mainly by the audit and conduct review committee, which:

•	oversees our key controls over financial reporting
•	sets aside time at each meeting to meet separately with the Chief Auditor, Chief Financial Officer, Chief Compliance Officer and the independent auditor without management present
•	receives regular reports from management and the internal audit department on the design and operating effectiveness of our internal control framework and any significant deficiencies or material weaknesses
•	reviews the effectiveness of our compliance program as well as first- and second-line compliance culture
•	oversees our whistleblower policy and procedures and approves procedures for receiving, filing and resolving complaints about accounting or auditing matters.

A strong control environment is critical to our success. We continue to invest significantly in strengthening our controls surrounding people, processes and technology to protect the bank’s and our clients’ information as further described in our 2024 annual report.

Technology and innovation

We have continued our multi-year investment strategy in technology and operations to strengthen the core of the bank which enables us to operate seamlessly and support our clients. Today, we are focused on further digitizing the bank to deliver exceptional value to our clients, employees, and shareholders consistently, safely, and effectively. While we have substantially progressed our structural investments at the bank to simplify the client experience, and to maintain client trust, we are continually raising the bar on our standards for security, resiliency, and operational excellence, while enhancing the client relationship with our digital tools.

With technology oversight as one of the priorities for the board, a technology committee of the board was constituted effective February 2025. This committee oversees technology strategy, technology-based risk management, and technology investment and innovation.

The bank continues its strategic and sustained investments in controls across the enterprise to further improve its security and stability posture in light of rapid changes to external threats and risks. Building on the robust digitization efforts of previous years, our investments in innovation have delivered exceptional results for clients. This was reflected in several notable accolades, such as the first Canadian financial institution to win the prestigious 2024 Forrester North American Enterprise Architecture (EA) Award for our innovative EA model, which continues to play an integral role in leading the bank’s modernization efforts and improvements in enterprise agility. In addition, the bank’s adoption of Github Copilot led to a 30% increase in productivity for early adopters of the technology, which will be rolled out to all developers across the bank in 2025.

For the fifth year in a row, the bank was ranked as one of the top three banks in the J.D. Power 2024 Canada Online Banking Satisfaction Study.

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Data ethics and AI

The power of analytics, AI, machine learning (ML), and generative AI are transforming banking, and the bank is using these technologies to create better products and services for our clients. While data and analytics tools offer opportunities for efficient decision-making, they also carry inherent risks. To ensure ethical use of data and the responsible use of AI, the bank has a data ethics team to support the bank’s enterprise-wide, ethics-focused approach for the responsible use of data and AI. We are one of the first financial institutions to operationalize data ethics as a centralized function at scale, and one of the first to make our Data Ethics Commitment, including our data ethics principles, with clients about the responsible use of data public.

The oversight of ethics and related issues are part of the board committees’ accountabilities and documented in the committees’ official charters. Moreover, the board and the risk committee receive quarterly enterprise risk management reports which address top and emerging risks, including data and AI and model risks. The technology committee reviews, monitors, and receives reports regarding risks related to the use of technology, including risks related to data and AI. The technology committee also reviews and approves the bank’s significant technology frameworks, policies and supporting standards and internal controls, including those related to data ethics and the ethical use of technologies, data, and AI.

The data ethics team is supported by various areas such as data governance, data and AI risk, privacy, and analytics teams. The common effort of these teams is focused on support to the risk owners to develop fair, ethical, and responsible deployment of AI tools and to ensure we are working within our risk appetite and preserving client trust.

Assessing ethical implications for the responsible use of data and AI is supported by the bank by providing a suite of processes and tools for meeting internal bank requirements, complying with regulations, following ethical and responsible practices, and maintaining client trust. One such tool is the Ethics Assistant – Trusted AI, which helps reduce the risk of unintended consequences, such as bias and discrimination in decisions made by algorithms, including lending and credit-related decisions. Through this tool any AI use case goes through a comprehensive review to determine ethical risk and mitigation strategies. If needed, use cases are escalated to the bank’s Enterprise Data Council and our Chief Compliance Officer. Another tool is the Ethics Assistant – Trusted Data Use, which focuses on safeguarding our clients’ data and use throughout data initiatives.

New technology comes with opportunities and challenges, and we remain committed to ensuring the responsible and ethical use of technologies, data, and client information. The data ethics team looks beyond AI-specific ethics and takes a broader focus of data ethics to ensure that we safeguard our clients’ data and use it for their benefit throughout the full data lifecycle.

Cybersecurity

The board recognizes the importance of preserving the trust and confidence of our clients, employees, shareholders, and other stakeholders. The board, which includes members with technology and/or cybersecurity expertise, and the risk committee, with the support of the technology committee, oversee issues relating to cybersecurity risks. Cybersecurity continues to be among the bank’s top risk concerns, with state-sponsored attackers and sophisticated ransomware gangs being the most significant threat actors against financial institutions. Threat actors continue to adapt, and their attacks are increasing in sophistication, severity, and prevalence, with the purpose of extortion, fraud, unauthorized access to sensitive data, and disruption of financial operations. Ongoing geopolitical tensions increase the risk of escalations through retaliatory cyber-attacks. As such, the technology environment of the bank, our clients, and third parties’ services may be subject to attacks, breaches, or other compromises. The bank proactively monitors and manages these risks by investing in technology and expertise to ensure appropriate risk-based remediation activities.

The board approves the information technology and information security risk management framework, which, along with its respective policies and other frameworks, are focused on safeguarding the bank and its clients’ information and ensuring the bank’s IT environment is secure and resilient in support of our business objectives.

Our Data Ethics Commitment and data ethics principles can be found on our website.

In 2024, Scotiabank was awarded the Best Responsible AI Program by DataIQ. The bank also expanded the Trusted AI ethics assessment to all AI, ML, and generative AI use cases and continued promoting a culture of data and AI ethics, providing training to 1500+ employees working in advanced analytics.

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The risk committee focused on cybersecurity risks in light of regulatory trends and developments and received quarterly presentations on the enterprise cybersecurity program, including updates on the program and the global cybersecurity strategy, along with progress reports. The risk committee also reviewed the bank’s operational, crisis response and cybersecurity readiness scenarios. The audit and conduct review committee reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed the guidance of regulators and governments to address cybersecurity threats.

The newly constituted technology committee will be overseeing the technology strategy of the bank, including reviewing reports on the strategies, programs, and frameworks relating to information security and cybersecurity, among other things. The committee will also be responsible for reviewing and monitoring risks related to the use of technology, including cybersecurity risks.

For additional information about the bank’s approach to managing cybersecurity risk, see the “Cyber Security and Information Technology (IT) Risk” section in our 2024 MD&A and the “Strengthening Cybersecurity” section in our 2024 Sustainability Report.

Cybersecurity governance highlights

•   the bank’s global cybersecurity strategy has a vision to build and maintain the trust of the bank’s clients and shareholders by being a leader in cybersecurity across the bank’s global footprint

•  multi-format reporting approach, with presentations to the board and the risk committee, along with comprehensive and regular reports addressing key issues and developments

•   the bank’s cybersecurity program, products, and practices are regularly tested through posture and vulnerability assessments by internal and external parties

•  employees receive annual mandatory cybersecurity training and complete regular testing activities

•  the bank purchases insurance coverage to help mitigate against certain potential losses associated with cyber incidents.

Disclosure controls and procedures

Our disclosure controls and procedures gather and communicate material information to senior officers and the board accurately and regularly.

Our disclosure policy, available in the corporate governance section of our website, sets out our commitment to promptly release material information in a timely, accurate and balanced way to stakeholders. Our disclosure committee, which is composed of senior officers, is a key part of this process and its responsibilities include:

•	evaluating events to determine whether they give rise to material information that must be publicly disclosed and the timing of that disclosure
•

reviewing our core disclosure documents (management proxy circular, annual and quarterly consolidated financial statements and related MD&A, AIF and Form 40-F) before they are reviewed by the board for approval and public release

•	reviewing and updating our disclosure policy and practices (at least annually).

The disclosure committee reports to the President and CEO. Committee meetings are chaired by the Executive Vice President and General Counsel.

LEADERSHIP DEVELOPMENT, INCLUSIVITY AND ASSESSMENT

Leadership development

Our continued success depends upon having the right leaders to execute on our strategy – today and into the future. Our leadership strategy is focused on enhancing the quality, depth, and diversity of our leadership team across our footprint.

To maintain competitive advantage in a global market, we continue to develop the capabilities of our leadership team through customized journeys that accelerate growth and prepare leaders to have an impact today, while continuing to shape the future of our bank.

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The board and human capital and compensation committee are responsible for the overarching leadership strategy including succession planning for executive level leaders, up to and including the President and CEO. Our board committees meet regularly to review and approve the goals and succession plans for executive leaders in all business lines and functions. In complement, the President and CEO and the bank’s most senior leaders form the bank’s human capital committee and meet regularly to review progress against our leadership strategy.

Learning experiences

We continue to invest in our learning experiences by enabling employees to build their skills and capabilities to drive performance, enhance productivity, and take ownership of their careers at the bank.

Our global learning experiences build future-ready capabilities, develop leaders who can thrive in the future of work, benefit the bank’s business lines with improved agility, efficiency, and effectiveness, and keep the bank safe with global learning programs that meet business needs and regulatory requirements.

Scotia Academy, the bank’s digital learning platform, offers both enterprise-wide and business-specific learning solutions in leadership development, compliance and regulatory, operational excellence, digital innovation, advice, and service, as well as role-based training, to enable a client-first mindset and support our teams to win.

Building leadership capabilities

We support our employees in their leadership journey at all stages and levels of their careers with iLEAD, the bank’s flagship leadership development learning experience. iLEAD supports people leaders globally with their daily responsibilities and to manage their teams’ working norms.

In 2024, over 45,000 iLEAD courses were completed, with an overall Net Promoter Score (NPS) of 74, above an internal target of 51. iLEAD furthers people leader skills in coaching and feedback, career development, change and resilience, and enabling high performing and inclusive teams.

We also offer global executive leadership development programs for high potential directors, vice presidents (VPs) and senior vice presidents (SVPs) under the Executive iLEAD umbrella. These programs are intended to strengthen leadership capabilities and enable executives to gain a deeper understanding of the impact their decisions have on Scotiabank clients, employees, and shareholders. Executive iLEAD programs offer a highly experiential and engaging development curriculum that consists of a business simulation, leadership simulation, and learning labs that support personal development and collaboration with other executive participants in the program.

In addition to the unique experiential content each program offers, there are personalized aspects including mentorship, 1:1 coaching, and formal opportunities to network. Programs continue to be well received by our leaders with learner experience scores well above target and NPS over 70 and capability scores over 89 for all three programs.

To ensure new leaders are set up for success when assuming a role at the executive level, they participate in our Executive Onboarding Program. Through this program, leaders move through a customized onboarding journey designed to support a successful integration, increase their self-awareness and effectiveness as a leader, and support their ongoing development at the bank. As part of the Executive Onboarding Program, executive coaching services and the executive feedback program are also made available to leaders on an as-needed basis.

36	Scotiabank

Inclusive leadership

We are committed to creating opportunities that enable all employees to reach their full potential, thrive and belong. We recognize that diverse teams better reflect our clients and create stronger results for our shareholders. Scotiabank’s Inclusion Council sets the enterprise-wide diversity, equity, and inclusion strategic direction, the prioritization of inclusion initiatives and identifies and addresses emerging issues and opportunities that can impact our inclusive culture. With the President and CEO as executive sponsor, council membership includes leadership from key business lines and representation from human resources to enhance our ability to operationalize programs and initiatives as part of our global diversity, equity, and inclusion strategy. You can read about some of our many initiatives fostering the inclusion of Black People, Indigenous Peoples, People of Colour, People with Disabilities, 2SLGBTQIA+ People, Veterans, and Women in our Employment Equity Narrative Report, available on our website.

Fostered by the Inclusion Council and overseen by the human capital and compensation committee, the bank continues to move toward inclusive leadership at every decision-making table across the organization. A key component of our approach to leadership inclusion is the identification, development, and advancement of equity-deserving talent. To effect meaningful and sustainable change with a view to building the talent pool for the executive level, our 2025 diversity, equity, and inclusion goals, which include senior leadership goals, aim to increase the diversity of our employee population by 2025:

•	double the current representation of Indigenous employees
•	increase the representation of People with Disabilities by 20%
•	increase People of Colour in senior leadership roles to 30% or greater
•	increase the representation of Black employees in senior leadership roles to 3.5%, and the Black student workforce to 5% or more
•	increasing the representation of Women in senior leadership roles to 40% globally
•	increase the representation of employees who identify as having a diverse sexual orientation to 7% or greater.

To help the bank meet its 2025 commitment on increasing the representation of Indigenous Peoples of Canada at the bank, a new team led by Indigenous talent was created in November 2023. Since its inception, Scotiabank’s Indigenous inclusion team has launched three core pillars focusing on the retention of Indigenous employees through culturally appropriate wellbeing support and Indigenous-led development programming: the Indigenous Peoples Development Series, the Indigenous Peoples iLEAD Mentorship Programs, and Indigenous Wellbeing Circles. The objective of these three pillars is to elevate the Indigenous employee experience by building community through gathering, increasing access to Indigenous-led wellness support, and providing skill building and networking opportunities. The Indigenous inclusion team partners across the bank to provide cultural competency training and employment equity initiative support. The Indigenous inclusion team also supports the SOAR experience for Indigenous new graduates in partnership with the talent acquisition team. Launched in 2022, SOAR is a 24-month support program designed for Indigenous Peoples within the bank’s TILT New Graduate Development Programs. SOAR welcomed a second cohort of eight people in 2024 and hiring efforts for 2025 are underway.

In 2024, we hosted our third global allyship summit, Allyship for Impact, celebrating our ongoing commitment to fostering an inclusive culture. The event discussed how employees can leverage their unique identities to drive positive change and enhance allyship across Scotiabank.

The bank’s ScotiaPulse employee engagement survey reiterated the bank’s inclusive environment and strong employee engagement at 84%, well above the financial services average. Furthermore, 84% of employees feel that senior leadership sets the right tone with their words and actions when it comes to diversity, equity, and inclusion at Scotiabank.

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In 2024, Scotiabank continued to participate in the McKinsey Asian Management Accelerator Program and McKinsey Black Management Accelerator Program. The Management Accelerator Program is designed for senior managers and directors to build their core management and leadership capabilities. Moreover, Scotiabank enrolled directors and VPs into the McKinsey Asian Executive Leadership Program and the McKinsey Black Executive Leadership Program, two programs focusing on building executive leadership capabilities.

Additionally in 2024, Global Banking and Markets launched its third cohort of their Global Propel Program which pairs 25 employees who have self-identified as being a member of an equity-deserving group with a senior leader for coaching and mentorship with the goal of forming sponsorship relationships following the program. This six-month program is designed as an elective foundational program to enhance the key skills and capabilities of individuals in Global Banking and Markets while helping to remove barriers to leadership advancement at the bank.

As part of advancing these initiatives, Scotiabank is committed to building a culture of allyship and advancing a culture of inclusion to create affirming and welcoming environments for everyone. Through our focus on identification and professional development, we have made good progress in identifying a diverse pool of successors for key roles, positioning us well to strengthen the representation of equity-deserving groups in Canada at the executive level over the mid- to long-term. In Canada, we are making progress towards 2025 senior leadership goals for Black People, People of Colour, and our global Women senior leadership goal. For more information about our diversity, equity, and inclusion goals, please see our 2024 Sustainability Report.

Women in leadership

Within its accountability to ensure robust succession planning for key executive roles, the human capital and compensation committee has committed ongoing attention to the development of a diverse pool of candidates. There has been significant progress made against our VP+ global goal for the representation of women. The proportion of women at the VP+ level reached an all-time high of 39% globally in 2024 (a 5.0 percentage point (pp) increase in the past seven years) with 43.2% in Canada (a 3.7 pp increase in the past seven years). In 2024, 42% of all VP and SVP level promotional appointments were women.

	# of women in senior leadership roles (VP+) globally	%	2025 goal	progress in achieving target

Fiscal 2024	254	39%	40%	5.0 pp increase in the past seven years

As of the date of this circular, 34% or 11 of the bank’s 32 executive officers are women. The table below shows the representation of women at the executive level for the last two fiscal years.

	# of women executive officers/executive officers	%

Fiscal 2024	11/32	34%

Fiscal 2023	10/30	33%

In 2024, the bank and its leadership received several industry-leading recognitions, including:

•  11 awards at the Euromoney Awards for Excellence 2024, including World’s Best Bank for Corporate Responsibility

•  one of the Best WorkplacesTM in Canada for the fifth consecutive year

•  one of Mediacorp Canada Inc.’s Canada’s Best Diversity Employers 2024 for the third consecutive year.

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Assessment and succession planning

The human capital and compensation committee, along with the risk committee and the audit and conduct review committee, oversees succession planning and the mandates of senior management roles, including relevant roles in our control functions – audit, compliance, risk, finance, and AML. The human capital and compensation committee also reviews the mandates of all executive level positions. Talent management and succession planning are discussed at every human capital and compensation committee meeting. As a member of the human capital and compensation committee, the Chair is directly involved in overseeing the succession plans for key senior management roles.

Through board and committee meetings and director education sessions, the board has direct exposure to numerous leaders at various levels across the organization to gain greater visibility into the bank’s executive leadership team.

The human capital and compensation committee is responsible for the performance management of the President and CEO. The committee assesses the President and CEO’s performance against the approved CEO mandate and objectives established at the beginning of the year. The board then reviews the assessment, as well as the performance assessments of the other named executives and senior officers.

The board is responsible for selecting, retaining, and, if necessary, replacing the President and CEO. The board also maintains a contingency plan to mitigate business risk and to ensure we continue to operate prudently in the event the President and CEO position suddenly becomes vacant. These plans are revisited regularly for both the President and CEO role, along with the bank’s key senior management roles. CEO and senior management succession planning is important to ensure that the bank can function effectively and efficiently in both an emergency and in the normal course of business.

GOOD GOVERNANCE

Our governance structure supports the board’s ability to provide effective governance over the bank’s affairs. The board must strive to balance the interests of the bank’s diverse constituencies around the world, including its shareholders, clients, employees, regulators and the communities in which it operates.

While many of our corporate governance policies and practices are highly prescribed and regulated by OSFI, the Bank Act, the CSA, the SEC, and the two stock exchanges where our common shares are traded – the TSX and the New York Stock Exchange (NYSE) – we meet or exceed the requirements that apply to us.

Although we are not required to comply with most of the NYSE corporate governance rules that apply to U.S. domestic issuers, we meet or exceed these rules in all significant respects, except as disclosed in the corporate governance section of our website. The board’s culture of continuous improvement includes regularly reviewing its governance practices to make sure that we are staying ahead of the curve.

The importance of an effective corporate governance structure and culture was reinforced over the past few years, as we dealt with the impacts of the challenging economic and geopolitical tensions on the bank and the global economy.

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Subsidiary governance

The board and its committees are responsible for overseeing our global operations and subsidiaries. As part of our strategy to generate long-term value, we have implemented many of our leading governance practices at our subsidiaries. Across our footprint, we have subsidiaries with corporate governance practices that include their own term limits, skills matrices, diversity policies, annual board assessments, succession planning guidelines, orientation and education guidelines and share ownership requirements, which for many are market-leading initiatives.

Our enterprise-wide approach to subsidiary corporate governance is coordinated centrally through the Corporate Governance Office (CGO), whose mandate includes the development and implementation of our bank-wide corporate governance strategy. This strategy is also a critical component to mitigating legal and reputational risks. The CGO works with management and our boards across our footprint to implement practices that foster an effective oversight culture of strong and transparent accountability and alignment throughout the enterprise. Over the past year, we further aligned our subsidiary governance framework to reflect bank strategic priorities.

This year there was a focus on subsidiary board education across a range of subjects, including strategy, ESG, capital, liquidity, regulatory developments, technology, cybersecurity, and operational resiliency, reflecting key accountabilities of boards in their oversight role. Programs included local/regional governance training, tailored programs for subsidiary directors, continued education for subsidiary corporate secretaries, as well as regulatory engagement.

Our policy on subsidiary board composition, assessment and renewal is designed to provide strong oversight of our subsidiaries and promote a variety of viewpoints. Many of our subsidiaries have independent directors who bring specific skills, local knowledge, and experience to the table. Our subsidiary boards are actively engaged and are tasked with providing effective challenge, advice, and guidance to management.

Members of our CGO meet with shareholders, domestic and international regulators, subsidiary boards and other stakeholders on matters relating to the bank’s corporate governance practices globally. There is an established line of communication between the Chair and directors of our subsidiaries, which promotes strong accountability as subsidiary directors may directly escalate information to the parent board. The Chair, committee chairs, and senior management also meet with directors of major subsidiaries to discuss the bank’s approach to financial oversight, internal controls, risk management, corporate governance, and human capital management matters.

Stakeholder engagement

As set out in our corporate governance guidelines, we are committed to having constructive and open dialogue and engaging with our stakeholders — investors, clients, employees, regulators, and the broader community — throughout the year on a variety of issues. These discussions may encompass the bank’s financial performance and business strategy, our approach to, and policies on, corporate governance and executive compensation, human capital management, our statements and strategies related to ESG impacts and other areas of interest to stakeholders – all in compliance with the bank’s disclosure policy. The corporate governance committee oversees the bank’s approach to stakeholder engagement, including responses to shareholder proposals.

Our engagement approach is based on our continuous improvement philosophy and on listening to our stakeholders to ensure an effective feedback mechanism for all stakeholders to communicate with management and the board. The board has developed practices to facilitate regular, ongoing engagement with its stakeholders. Such engagement is a constructive way for stakeholders to increase their knowledge about the bank. It also provides a valuable avenue for the bank to address stakeholder concerns and to hear our stakeholders’ views on our practices, strategy, and disclosure so that there is a shared understanding of how the bank approaches stakeholder value creation over the long-term. All feedback is carefully considered with the goal of enhancing our practices and disclosure following engagement sessions with stakeholders.

We aim to set precedents and serve as an example in our subsidiaries’ local markets to foster good governance using best practices in corporate governance that we consider to be part of our corporate culture.

Our stakeholder engagement program is embedded in our corporate governance practices demonstrating its importance to the bank.

40	Scotiabank

Board of Directors

The Chair and other independent directors meet with our stakeholders, including institutional and retail shareholders, investor advocacy groups, regulators, clients, employees, and the broader community. The board reviews and assesses the input received from our stakeholders in considering their independent oversight of management and the bank’s long-term strategy. Stakeholders can engage with the Chair or any of our independent directors by writing to the Corporate Secretary or the Chair. Please see the back cover for contact details.

Management

The President and CEO, the Chief Financial Officer, the Group Heads, the Senior Vice President, Investor Relations and other officers meet regularly with investment analysts and institutional investors, in Canada and internationally, through a variety of forums including direct meetings, virtual meetings and conferences. Management communicates with shareholders through the bank’s annual and quarterly reports, management proxy circular, AIF, annual Sustainability report (previously our ESG Report) and Climate Report, news releases and our website. Management also engages with fixed income investors, rating agencies, and the broader community. In addition, management held an Investor Day in December 2023. Questions from the media related to financial matters are referred to Investor Relations while other enquiries from the media and the general public are usually referred to our Global Communications team. Client complaints are handled by individual branches and the Escalated Customer Concerns Office. Please see the back cover for contact details.

Investor Relations

The bank holds conference calls with analysts and investors following the release of our quarterly financial results. All existing and potential stakeholders are welcome to attend these calls by telephone or through the online webcast. These discussions are recorded and available for replay on our website for a minimum of three months following the call. In addition, our Investor Relations team closely collaborates with the Corporate Secretary and the Sustainability team to address ESG-related questions. The bank hosts a live webcast of the annual meeting, which is archived on the bank’s website until the next meeting.

Investors can access additional information on the bank, including information on dividends, through the Investor Relations webpage and comprehensive information about ESG initiatives through the Responsibility & Impact webpage.

The bank’s annual meeting also provides shareholders and other stakeholders with the opportunity to engage with the board and the bank’s management. The board recognizes the evolving nature of stakeholder engagement and continually assesses and implements new practices as appropriate for the bank.

We continued to execute our engagement strategy to proactively reach out to our shareholders and other stakeholders to better explain certain longer-term decisions made by the bank, as well as to understand their priorities and listen to their concerns. In some cases, we met with stakeholders on multiple occasions to provide ongoing updates on our progress on ESG issues. We have also met with proxy advisory firms Institutional Shareholder Services (ISS) and Glass Lewis to discuss our shareholder engagement and to share the feedback that we have received.

Throughout the year, we actively engaged with retail and institutional shareholders, investor advocacy groups, rating agencies, regulators, and proxy advisory firms in Canada and around the world, through proactive outreach, requests from stakeholders for group and 1-on-1 meetings, as well as attendance at institutional conferences and events. We had constructive discussions with stakeholders on various matters, including the following:

•	the bank’s medium-term plan and strategy including client primacy, disciplined capital allocation, focus on operational excellence, and our approach to winning as one team
•	leadership priorities and strategic objectives in the near- and medium-term
•	international banking and the opportunities and challenges in operating in each of the major markets, our repositioning efforts, and potential portfolio repositioning
•	how Canadian Banking is approaching deposit growth in a highly competitive market and the levers the bank is focused on to drive its medium-term returns objective
•	rationale for the investment in KeyCorp and the bank’s overall U.S. growth strategy
•	the challenging economic environment, as stakeholders are increasingly looking to understand the outlook for credit as the financial health of the consumer is impacted by higher interest rates and inflation
•	the underlying economy, fiscal policy, and geopolitical environment in the regions in which the bank operates
•	our approach to managing capital and the impact of the Basel III reforms
•	our approach to funding and deposit growth and how we are competing for deposits
•	our go forward philosophy with respect to managing interest rate exposure and the impact of central bank rate cuts to earnings and deposits

Management proxy circular	41

•

our approach to executive compensation, the importance of transparency in disclosure and the importance of further details about our compensation model and decision-making process, including the role of ESG metrics in determining executives’ variable compensation and our disclosure of the CEO pay ratio

•

our commitment to continually refine and improve our financial disclosure to ensure greater transparency and foster improved understanding of the bank and its results, including climate-related disclosure

•

climate transition planning, climate client engagement, biodiversity, and energy supply ratios (please see page 46 for the bank’s ESG highlights, which reflect those ESG issues of concern to our stakeholders)

•	our approach to social matters and the status of our Truth and Reconciliation Action Plan
•	our approach to board composition and refreshment, including our diversity policy, skills matrix, term limits and comprehensive board assessment process
•	having broad access to internal subject matter experts on corporate governance, risk management, technology, operations, ESG, and human capital management matters
•

our approach to various corporate governance matters, including our hybrid annual meeting, auditor independence, our responses to shareholder proposals and the oversight of ESG matters by the board and its committees

•	the culture of the board and how directors oversee management’s execution of our strategy in line with our culture, including our risk culture.

Board oversight of stakeholder engagement

Following our annual meeting last year, we arranged meetings with a number of stakeholders to obtain feedback on certain items of business that were voted on. We actively engaged with a number of shareholders regarding a say-on-climate vote and our public disclosure of country-by-country reporting in light of the support received by shareholder proposals on those topics at our annual meeting last year. Consistent with prior engagement, numerous shareholders that we met with expressed an interest in continued engagement on our climate transition plan but not by means of a say on climate vote. Some of our shareholders continue to abstain from voting on this proposal to indicate opposition to the proposed say on climate vote while still supporting the underlying principles of climate change action and environmental stewardship. Moreover, many shareholders we spoke with believe this type of advisory vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders, which is contrary to good governance practices.

In addition, we engaged with many shareholders regarding auditor independence and tenure, including those shareholders who withheld their votes for the appointment of KPMG and those whose voting policies suggest that KPMG’s tenure may be an area of concern. We received positive feedback on our disclosure regarding our process to determine auditor independence as set out on pages 6 and 7, which many of our shareholders felt addressed their previous concerns on this topic. In light of a shareholder proposal concerning auditor tenure and mandatory auditor rotation received last year, the audit and conduct review committee carefully considered whether the auditor assessment policy should be amended to include a provision for mandatory rotation of auditors after a certain period of time. Following such consideration, the audit and conduct review committee concluded that the current periodic comprehensive review process, which is the preferred alternative to mandatory firm rotation or re-tendering per CPA Canada/CPAB/ICD Enhancing Audit Quality Initiative, in addition to the bank’s robust auditor assessment policy and other safeguards against familiarity as outlined on pages 6 and 7, appropriately ensure auditor independence, and that mandatory auditor rotation is not required at this time.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE (ESG) OVERSIGHT

The board recognizes how critical ESG matters are to the execution of its mandate and its oversight of the bank. The board views ESG as a shared responsibility; the board engages with management on the execution of its ESG strategy, while the committees oversee various aspects of the bank’s ESG strategy, impacts, risks, initiatives and reporting. The oversight of ESG matters is included in our corporate governance policies to reflect this shared responsibility between the board and its committees and is embedded in our corporate governance practices to demonstrate its importance. We also have regular ESG updates on board and committee meeting agendas in recognition of the importance of ESG matters to the board and its committees.

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ESG-related recommendations, strategic guidance, and briefings, are provided to senior leadership by members of the Scotiabank Inclusion Council, the Community Investment Committee and, beginning in 2024, the Climate Transition Steering Committee. The Climate Transition Steering Committee replaced the bank’s ESG Committee with respect to climate-related matters and establishes overall accountability for the execution of the bank’s climate strategy, compliance with climate-related regulations, and the design and execution of the bank’s climate transition plan.

As further set out in the bank’s corporate governance policies, the board mandate and the committee charters, the following is a summary of the responsibilities of, and activities undertaken by, the board and each committee with respect to ESG matters for fiscal 2024:

Governance Body	Summary of ESG-Related Responsibilities	2024 ESG-Related Activities

Board of directors

•   oversees the bank’s purpose and reviews reports on how the bank executes, and acts in accordance with, its purpose

•   ensures that there is an ongoing, appropriate and effective process in place for ensuring adherence to the Scotiabank code of conduct

•   oversees the bank’s ESG strategy, monitors management’s execution against this strategy and, through the board committees, reviews the related impacts, risks, initiatives and reporting

•   approves and oversees the implementation of the bank’s overall risk strategy, including the bank’s enterprise risk appetite framework

•   oversees the promotion and maintenance of a strong risk culture and risk driven values throughout the bank

•   oversees that processes are in place to identify the significant financial and non-financial risks and reviews and approves significant risk management frameworks and policies and ensures the implementation of appropriate processes by management to manage those risks, including ESG risks

•   approved this circular, including disclosure on the bank’s governance practices and the bank’s responses to shareholder proposals on ESG matters

•   approved updates to the bank’s corporate governance policies, board mandate and each of the committee charters to address good governance practices

•   received regular ESG updates on the bank’s ESG priorities, disclosures and highlights, including updates on the bank’s 2024 climate transition plan and strategy, climate governance, compliance with OSFI Guideline B-15 Climate Risk Management (OSFI Guideline B-15), the Scotiabank climate-related finance framework, Scotia Climate College and other thought leadership, the bank’s social impact program, ScotiaRISE, and ESG and sustainability recognitions

•   reviewed the bank’s ESG Report (including the Public Accountability Statement), the 2023 Climate Report and the ScotiaRISE Social Impact Report

•   supported the development of the bank’s climate client engagement framework, leveraging transition preparedness ratings to learn more about clients’ transition planning and, in turn, to inform more tailored advice

•   received quarterly enterprise risk management reports, which highlight various risks, including ESG risks

•   approved the Scotiabank 2023 Modern Slavery Statement

•   reviewed the bank’s Truth and Reconciliation Action Plan

•   supported the launch of Cedar Leaf Capital Inc., Canada’s first Indigenous-owned investment dealer

•   approved the Scotiabank code of conduct

•   approved the updated whistleblower policy

•   approved the bank’s enterprise risk appetite framework (which required consideration of ESG risks) and the ESG risk management framework

•   oversaw the bank’s strategy sessions and updates, which included the ESG and climate strategy

•   reviewed the bank’s ScotiaPulse (employee engagement) annual survey findings

•   oversaw the bank’s stakeholder engagement program

For further board highlights from 2024, please see page 26.

Audit and conduct review committee

•   assists the board in fulfilling its oversight responsibilities for the system of internal control, including internal control over financial reporting and disclosure controls and procedures

•   reviews ESG disclosure, including climate-related disclosure, to be included in financial reporting as required by regulators or that may be required by law

•   reviews matters as they relate to the enterprise conduct, risk culture, and ethics programs, including whistleblower and anti-bribery and anti-corruption matters

•   as part of the regular review of the bank’s performance and capital plan, monitored the impact of ESG matters, including sustainability and climate-related disclosure

•   supported the bank’s ESG and climate-related disclosure as required for financial reporting and the new sustainability and climate risk regulatory requirements (for example, the OSFI Guideline B-15 and Bill C-59)

•   oversaw the bank’s conduct, risk culture, and ethics programs

Management proxy circular	43

Governance Body	Summary of ESG-Related Responsibilities	2024 ESG-Related Activities

•   reviews and recommends for board approval any material changes to the Scotiabank code of conduct

•   monitors the bank’s exposure to material risks relating to conduct, risk culture, and anti-bribery and anti-corruption matters

•   reviews and approves the risk culture & conduct risk management summary framework

•   performs duties to comply with consumer protection provisions of the Bank Act

•   receive reports on the bank’s compliance with legal and regulatory AML requirements

•   set relevant and meaningful standards of conduct and ethical behaviour by reviewing and recommending for approval the code of conduct and by reviewing the Chief Compliance Officer’s annual declaration of employee, director and officer compliance with the code of conduct

•   continued to evolve its oversight of conduct reviews and risk management relating to conduct and risk culture through regular review of reports on clients, employees and market conduct

•   reviewed and recommended for board approval the updated whistleblower policy

•   reviewed quarterly reports on the whistleblower program as part of the global compliance program reporting

•   reviewed quarterly reports on the AML/ATF and sanctions programs, including program updates, regulatory commitments and initiatives, emerging trends, ESG initiatives, public private partnerships, technology initiatives and enhancements, security initiatives related to organized crime and corruption reporting, cryptocurrency, data privacy, and industry developments concerning AML and regulatory actions involving other financial institutions

•   served as the bank’s consumer protection committee and recommended consumer protection procedures for board approval

To review the audit and conduct review committee report, please see pages 57 and 58.

Corporate governance committee

•   acts in an advisory capacity through a continuing assessment of the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture and strategy, including ESG strategy

•   monitors the effectiveness of the board’s diversity policy, including its progress in achieving its aspirational goals

•   supports the board in its oversight of the bank’s purpose and reviews the bank’s disclosure on, execution of, and alignment with, its purpose

•   reviews the bank’s ESG (including climate and sustainability) strategies, priorities and reporting, including reports on the bank’s ESG performance, benchmarking of the bank’s ESG performance and practices, and reports on the bank’s social impact, community investment, and giving strategy and activities

•   oversees appropriate allocation of ESG-related responsibilities across the committees of the board and updates the board on ESG matters, as necessary

•   reviews global trends and practices in corporate disclosure of non-financial performance and ESG matters

•   reviews the bank’s human rights statement

•   reviews and recommends to the board the bank’s approach to shareholder engagement and global emerging areas of focus for the bank’s stakeholders

•   maintains the directors’ skills matrix, which includes ESG matters as a key area of expertise

•   oversaw the bank’s 2024 hybrid annual general meeting, allowing shareholders to participate and vote at the meeting whether attending virtually or in person

•   reviewed the bank’s ESG Report and the Public Accountability Statement, including updates on key ESG targets and performance, the annual sustainable bonds report, climate-related disclosures, nature and biodiversity disclosure, Indigenous relations, social impact reporting of ScotiaRISE, and limited assurance reports by KPMG on certain ESG metrics, as well as independent verification by a third-party assessor of community investment

•   reviewed the bank’s 2023 Climate Report, including enhanced disclosure on the bank’s climate governance model and climate scenario analysis exercises, enhancements to financed emissions reporting methodology, a refresh of the bank’s enterprise-wide climate pillars, and updated information regarding the bank’s climate objectives

•   monitored the bank’s ESG priorities throughout the year and received updates on the bank’s ESG initiatives, including the bank’s Truth and Reconciliation Action Plan, the establishment of majority Indigenous-owned investment dealer Cedar Leaf Capital Inc., and the incorporation of our ESG strategy into the bank’s overarching strategic framework, along with updates to the bank’s climate transition plan and related regulatory reporting obligations, and updated the board on such ESG matters

•   oversaw our stakeholder engagement program, which included over 30 meetings with our stakeholders this year to discuss relevant ESG issues and trends, including annual meeting formats, auditor independence, board composition and diversity, public policy advocacy, industry-specific inquiries and ESG issues, including our climate transition plan and the corresponding disclosure of same, executive compensation and ESG metrics, Indigenous issues, and biodiversity disclosure considerations

•   recommended for board approval this circular, including disclosure on the bank’s governance practices and the bank’s responses to shareholder proposals on ESG matters

•   received updates on corporate governance developments, including various ESG matters and regulatory developments, and further enhanced our corporate governance practices with a view to such matters

•   almost all members of the committee identified ESG matters as one of their key areas of expertise

To review the corporate governance committee report, please see pages 58 and 59 and for more details on the bank’s stakeholder engagement program, please see pages 40 to 42.

Human capital and compensation committee

•   assists the board in fulfilling its oversight responsibilities relating to talent management, succession planning and total rewards including compensation, pensions, benefits and perquisites and their annual disclosure in support of the bank’s purpose, culture and strategy

•   reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures, such as metrics relating to climate change, as the bank advances its goals with regard to climate-related financing, decarbonizing of the bank’s operations and diversity, equity and inclusion

44	Scotiabank

Governance Body	Summary of ESG-Related Responsibilities	2024 ESG-Related Activities

•   assists the board in its oversight of the bank’s human capital management practices and strategies, including:

•   reviewing reports from management to monitor the bank’s culture and employee engagement

•   reviewing the bank’s diversity, equity and inclusion and gender-related policies for officers and employees of the bank and measurable objectives

•   overseeing policies and programs in place to support the health, safety and well-being of the bank’s employees

•   considering other ESG practices related to the committee’s mandate

•   takes into account the long-term interests of shareholders, investors and other stakeholders, including the public interest, when making remuneration-related decisions, as well as having regard to applicable good practices and corporate governance, in addition to corporate values, when applying remuneration rules

•   reviews the bank’s compensation framework and tools, with a view to managing conduct risk, and enhancing financial consumer protection, fairness and product suitability

•   reviewed updates on Canadian pay equity and employment equity

•   assisted the board in oversight of the bank’s human capital management practices and strategies, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion strategy and policies for employees, and overseeing programs in place to promote the health, safety and well-being of our employees

•   received updates on the culture and behaviour workstream associated with the bank’s refreshed strategy and supported the creation of the bank’s new cultural ambition - ScotiaBond

•   received updates on key human resources key risk metrics and emerging issues, including the evolving talent market

•   reviewed the refreshed leadership strategy, including a focus on senior officer succession planning, developing high potential leaders and diversity of talent as an overarching goal

•   reviewed the approach to establishing the bank’s new leadership behaviours in alignment with the strategy and the bank’s cultural ambition - ScotiaBond

•   oversaw and discussed the bank’s succession planning processes and strategies for business continuity purposes and with a view to building bench strength and a diverse talent pool for the executive level

•   reviewed the ScotiaPulse (employee engagement) survey findings

•   reviewed the bank’s diversity survey results which provided updates on the progress towards the bank’s diversity, equity, and inclusion goals

•   received updates on the bank’s stakeholder engagement strategy, including stakeholder views on items of business at the last annual meeting, executive compensation and shareholder proposal topics

To review the human capital and compensation committee report, please see pages 60 and 61 and for more details on the bank’s inclusion of ESG metrics in executive compensation, please see page 69.

Risk Committee

•   assists the board in its oversight responsibilities for the review of the bank’s risk appetite and identifying and monitoring key financial and non-financial risks

•   retains oversight of enterprise risks, including the bank’s ESG risks, which includes climate change risk

•   reviews and approves the bank’s significant risk management policies, frameworks and limits to make sure that management is operating within the bank’s enterprise risk appetite framework

•   oversees the promotion and maintenance of a strong risk culture and risk-aware driven values throughout the bank

•   reviewed the bank’s enterprise risk management reports, which include non-financial risks, including operational, third party, cybersecurity, IT, model, data, AI, ESG, strategic, compliance, AML, and reputational risks

•   reviewed the bank’s enterprise cybersecurity and technology risk program reports, along with the annual cybersecurity audit opinion

•   reviewed the bank’s external threat landscape, data protection management, external benchmarking, the opportunities and risks associated with the use of generative AI, country-specific technology risks, large language models (LLMs), and the current cyber threat landscape

•   reviewed a report on AI and LLMs, including updates on the bank’s use of LLMs and the AI risk management program and the emerging AI-related regulatory landscape along with the ethical use of AI

•   reviewed and recommended for board approval the bank’s enterprise risk appetite framework (which requires consideration of ESG risks), enterprise-wide risk management framework, and ESG risk management framework

•   oversaw the promotion and maintenance of the bank’s risk culture and risk-aware driven values, including the bank’s focus on identifying and managing its top and emerging risks, including cybersecurity, economic uncertainty, geopolitical tensions, climate change, and strategic risks

To review the risk committee report, please see pages 61 and 62 and for more details on the bank’s ESG risk management, please see page 31.

Scotiabank’s annual ESG reporting materials, including our 2023 and 2024 Climate Reports, provide key updates and insight into the bank’s climate pillars and its progress on its ESG and climate targets. Our purpose guides our approach to managing ESG issues and focuses on areas where Scotiabank can play a meaningful role — assisting clients in achieving their goals, mobilizing capital to help address important social and environmental challenges and building trust by acting with integrity in everything we do.

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2024 ESG Highlights

Environment

•  provided $40 billion in climate-related finance in 2024, which meets the criteria under Scotiabank’s climate-related finance framework

•  issued a total of $5.7 billion in sustainable finance offerings in Europe, Mexico, and Canada, supported by the bank’s sustainable issuance framework

•  launched a Sustainability GIC for retail and small- and medium-sized business clients and a benchmark sustainability issuance that allows for allocation of proceeds to nuclear energy, aligned to the bank’s sustainable issuance framework

Our climate objectives include financing climate-related solutions by providing $350 billion in climate-related finance[3] by 2030, of which we have provided $172 billion since 2019.

•  an Alberta solar facility began supplying renewable electricity through Scotiabank’s virtual power purchase agreement with Evolugen, supporting the bank’s target of sourcing 100% emission-free electricity in Canada by 2025 and globally by the end of fiscal year 2030

● issued an inaugural EUR 1 billion 5-year senior fixed rate Green bond[1] in the European market and issued C$1.25 billion five-year Sustainability Notes[1] to the Canadian market, representing the largest sustainability issuance[2] by any financial institution in Canada

Social

•  achieved over $156 million of ScotiaRISE investments since 2021 across 300 organizations in communities across our footprint

•  through ScotiaRISE:

•  partnered with Teach For All, providing $1.4 million to enhance programs training classroom leaders in underserved communities in the U.S. and Mexico

•  supported the CHUM Foundation with $1 million to improve access to healthcare services and Indigenous wellness supports in Canada

•  renewed support for Children’s Aid Foundation of Canada with a $900,000 three-year investment to empower 1,600 young people in Canada’s child welfare systems to maintain their participation in high school and unlock opportunities for higher education

The bank released our inaugural Truth and Reconciliation Action Plan, which establishes 37 meaningful commitments designed to progress reconciliation with Indigenous Peoples in Canada.

•  earned Gold level Partnership Accreditation in Indigenous Relations recertification from the Canadian Council for Indigenous Business

•  supported the Moose Hide Campaign to bring awareness to gender-based violence and the crisis of murdered and missing Indigenous women, girls, and Two-Spirit people

•  amplified the voices of Indigenous authors and gifted more than 2,800 copies of Phyllis Webstad’s Today is Orange Shirt Day book to Indigenous schools and organizations

•  partnered with Nch’kay Development, Des Nedhe Group, and Chippewas of Rama First Nation to create the first-to-market majority Indigenous-owned investment dealer in Canada: Cedar Leaf Capital

•  partnered with immigration.ca in an effort to help provide more access to resources designed to help newcomers navigate the Canadian financial landscape

•  supported those impacted by Hurricane Beryl by donating $150,000 to the Canadian Red Cross, United Way Jamaica, and United Way Trinidad and Tobago

Governance

•  maintained inclusion in the Dow Jones Sustainability North American Index and a “AAA” ESG rating from MSCI

•  awarded Bank of the Year in Canada for the fifth time by The Banker

•  won 11 Euromoney Awards for Excellence 2024, including Canada’s Best Bank and World’s Best Bank for Corporate Responsibility

•  launched a dedicated internal learning page for all Scotiabank employees, covering a range of topics such as climate change, sustainability, and social impact

•  hosted AI Learning Week, a four-day event with 26 sessions offering employees the opportunity to learn how the latest AI tools, including Generative AI, are revolutionizing the bank’s services

The enterprise-wide Climate Transition Steering Committee establishes overall accountability for the execution of the bank’s climate objectives, compliance with climate-related regulations, and the design and execution of the bank’s climate transition plan.

[1]	Both issuances pursuant to Scotiabank’s sustainable issuance framework.
[2]	As defined by the International Capital Markets Association.
[3]

Climate-related finance consists of those products and services (such as lending and advisory services) as well as the types of transactions (such as sustainability-linked loans or dedicated purpose loans) which support certain eligible categories of activities related to, among other things, climate change mitigation, adaptation, pollution prevention, sustainable management of natural resources, biodiversity conservation and circular economy. For further details, see Scotiabank’s climate-related finance framework.

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Several members of the board count ‘environmental, social and governance matters’ as one of the key areas of experience they bring to the board, given their experience in sustainability matters, climate-related issues, corporate governance, and other ESG issues, principles, and practices in complex organizations, as well as their strong track record of community involvement, from charitable organizations to advisory committees and industry associations with a focus on carbon reduction initiatives and other climate-related mandates. More information about our directors’ climate-specific experience can be found in our 2024 Climate Report, to be published in March 2025. More information about our ESG priorities and performance can be found at scotiabank.com/sustainability.

Scotiabank Women Initiative

The Scotiabank Women Initiative aims to help women clients increase their economic and professional opportunities and succeed on their own terms as they grow their businesses, advance their careers and invest in their futures. Initially launched in Canadian Business Banking to support women-owned and women-led businesses, the program later expanded to Global Banking and Markets to support emerging and senior corporate leaders as they pursue their professional careers, and to Global Wealth Management to support women clients with managing their financial futures and wellbeing.

The Scotiabank Women Initiative focuses on equitable access to capital, tailored financial solutions, specialized education, holistic advisory services, and mentorship. It is available to clients in Canada, Chile, Costa Rica, Jamaica, Peru, and the U.S. To date, the program has:

•  engaged more than 39,000 women entrepreneurs

•  facilitated mentorship and networking sessions for nine cohorts of women to elevate their skills and experience and advance professional opportunities

•  trained 1,300 wealth professionals on tailored wealth management solutions for women (such as addressing life transitions, estate planning).

Board composition, development, and assessment

Board composition is regularly reviewed by the corporate governance committee so that the right combination of skills, experience, views, and tenure are represented on the board in order for it to provide effective oversight of the issues described throughout this circular. This year, we added one new director who is standing for election for the first time, enhancing the board’s skill sets and addressing the board’s focus on financial services expertise, technology and cybersecurity, and executive leadership experience.

Directors must be qualified to understand the nature and operation of our business – including the size, complexity, and risk profile of the bank – and stay current with business, technology, industry, risk, regulatory, governance and other key issues to be effective members of our board. Our rigorous nomination and selection process identifies candidates who have the qualities below, including the experience and aptitude to serve on a bank board with Scotiabank’s footprint.

QUALITIES OF DIRECTORS

Independent

Having an independent board is one of the ways we make sure the board operates independently of management and makes decisions in the best interests of Scotiabank. Our independence standards comply with the Bank Act Affiliated Persons Regulations, the CSA rules and the NYSE corporate governance rules. We also have additional requirements for our audit and conduct review and human capital and compensation committees. Our director independence standards can be found in the corporate governance section of our website.

We consider a director to be independent if they do not have a direct or indirect material relationship with Scotiabank (or subsidiaries of Scotiabank), our auditor, or our executives, and have a robust three-step process for assessing independence:

11 of our 12 (92%) directors are independent. Scott Thomson is the only non-independent director because of his position as President and CEO.

1.   directors complete a detailed questionnaire

2.  the board reviews directors against the director independence standards, considering all relevant facts and circumstances, including the relationship each director may have with us and any relationship that their spouse, children, principal business affiliations, and any other relevant individuals have with the bank

3.  directors declare any material interest in matters that may come before the board.

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Diverse

Our board is composed of qualified professionals who have the requisite financial acumen and risk management experience to fulfill the board’s mandate, staff its committees and supervise management. Our current directors have a broad range of skills and experience that we have highlighted in the director profiles and skills matrix starting on page 15. Each director is financially literate.

Five of the 12 (42%) directors identify as women.

The corporate governance committee regularly reviews board succession with a view to having a board and committees with the right skills, qualifications, perspectives, and tenure. The committee looks for the most qualified candidates and we believe the best boards include a diverse mix of experience, expertise, perspectives, gender, gender identity or gender expression, age, sexual orientation, ethnicity, geographic background, and personal characteristics, along with membership within equity-deserving groups, including women, People of Colour, Indigenous peoples, and people with disabilities, as described in our board diversity policy. Our board recognizes the importance of having diverse representation among its members that reflects our clients, shareholders, employees, and the communities in which we operate and that it must continually strive to enhance this representation among its members. The corporate governance committee ensures that diverse candidates, including candidates from the equity-deserving groups, are included in the pool of candidates considered for any board position and qualified independent external advisors are regularly engaged to assist with identifying candidates who possess the board’s skills prerequisites and the diversity characteristics as described in our board diversity policy.

Seven of the 12 (58%) directors identify as women, People of Colour, Indigenous peoples, or people with disabilities.

As part of its commitment to board diversity, the bank is a signatory to the Catalyst Accord and the 30% Club Canada and a sponsor of Women in Capital Markets and other organizations increasing the representation of women in the technology industry. Women have made up more than 20% of our board since 2004, even prior to the bank’s adoption of a formal board diversity policy in 2013, setting out our gender diversity goals but also defining diversity broadly across a range of characteristics. In 2016, the board diversity policy was updated to adopt an aspirational target of 30% female representation and in 2020, the policy was updated again to include additional diversity criteria, namely sexual orientation and members of equity-deserving groups. Most recently, in 2021, we updated our board diversity policy to aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% women on our board. This year, 42% of our director nominees are women. We have consistently had over 25% female nominees since 2012 and have always met our aspirational goals set out in our board diversity policy.

Our board diversity policy states that we aspire to achieve gender parity and maintain our minimum aspirational goal of at least 30% women on our board, and is contained within our corporate governance policies, available on our website.

	# of women	%	goal	progress in achieving goal
2025 director nominees	5	42%	30%	goal achieved

Our board remains committed to increasing representation of other equity-deserving groups on the board beyond women. However, this is not a new priority of our board. Over the past 10 years, People of Colour have represented at least 8% and up to 20% of our directors standing for election each year. On an annual basis, the directors voluntarily respond to diversity questions to provide self-identification data to the corporate governance committee. This year, we have two director nominees who identify as People of Colour and no director nominees who identify as Indigenous peoples or people with disabilities. We do not currently have measurable objectives related to these three equity-deserving groups given the small size of the board and the need to address regulatory requirements, including residency requirements applicable to directors of Canadian financial institutions and appropriate representation of financial industry and risk management expertise on the board and its committees.

The corporate governance committee considers the effectiveness of the board diversity policy on an ongoing basis, including its progress in achieving its aspirational goals, as part of its continuing assessment of current board composition, potential director candidates, and more formally on an annual basis as part of its review of our corporate governance policies. The effectiveness of this policy is also considered as part of our annual board effectiveness assessment process.

We have also channeled practices from our board and applied those across our footprint, so that we can have a meaningful impact in other markets, developing talent pools in our own organization and in our subsidiaries and the communities we operate in throughout our footprint. This includes

					Three of our board committees are chaired by directors who identify as women or People of Colour.

48	Scotiabank

extending a diversity lens to our subsidiary boards as discussed further under the subsidiary governance section of the circular. Among our Canadian subsidiaries, women represent 50% of the board of directors of Tangerine Bank, which has also had a female President and CEO since 2018, and 43% of the Scotia Capital board of directors. We have strong gender diversity at many of our other large subsidiary boards with many meeting or exceeding gender parity, including the United States, Ireland, Jamaica, Trinidad and Tobago, the Bahamas, Barbados, and the Dominican Republic. Subsidiary boards in Mexico and Chile are nearing gender parity, with women making up 40% or more of their respective boards. This approach can have a big impact, setting an example and raising the bar in jurisdictions where diversity on boards may not be a requirement or may be less further along.

Of utmost integrity and exhibit high engagement

All of our directors have the professional ability, business judgment, independence of opinion, and integrity to make an effective contribution to the board’s execution of its mandate. This is critical, since the board is responsible for overseeing and maintaining the bank’s strength and integrity, and overseeing our risk culture, standards of conduct and ethical behaviour.

Directors must:

•  maintain high standards of integrity

•  act honestly and in good faith, and with the diligence and care of a reasonably prudent person

•  comply with our code of conduct, the whistleblower policy, the directors’ conflicts of interest policy and other supplementary policies

•  use sound judgment

•  avoid conflicts of interest and act in the bank’s best interests

•  fulfill their responsibilities to the board and committees

•  review all meeting materials to diligently prepare for each board and committee meeting

•  actively participate in meetings and seek clarification from management to fully understand the issues and make informed recommendations as appropriate

•  protect our information and keep all discussions confidential

•  be active and engaged

•  continuously advance their knowledge of our business and relevant national and international developments so they can make meaningful contributions

•  review and approve our strategic direction and business plan, and regularly assess our financial and business line performance against the plan

•  understand the risks of our business model and how they relate to our strategy and risk appetite framework

•  understand our regulatory environment

•  participate in continuing education for directors

•  attend at least 75% of all board and committee meetings.

These responsibilities and expectations are set out in the board’s governance documents, including its corporate governance policies, board mandate and independent director position description.

The chair of the corporate governance committee will meet with any director who does not meet our attendance requirements and recommend to the board whether that director should continue to serve.

Balanced in their other professional activities

Directors must notify the corporate governance committee chair and Corporate Secretary of any proposed directorships (public and private), changes in employment and new advisor or consultant roles so that the corporate governance committee can consider whether these fall within the board’s guidelines and expectations. This information is also critical for the board to review for potential conflicts of interest. The committee makes recommendations to the board as appropriate.

Directors bring the most to the board when they can devote the necessary time to fulfill their responsibilities, so we have strict limits on the number of boards they can serve on:

•

directors who are chief executive officers of public companies should hold a maximum of two public company directorships (including the board of the company of which the individual is CEO and membership on the bank’s board)

•	other directors should hold a maximum of four public company directorships (including membership on the bank’s board)
•	directors should serve on a maximum of three public company audit committees
•	directors cannot serve on the board of an unaffiliated financial institution.

Consideration is also given to private company directorships (held outside a director’s employment) in assessing whether the individual has the requisite time to serve as a director of the bank. All of our directors comply with this guideline.

Management proxy circular	49

Board interlocks

We also limit the number of other boards our directors can serve on together. No more than two directors can serve together on the same public company board without the consent of the corporate governance committee. There are no interlocks among the director nominees.

Change in principal occupation

A director must offer to resign when their principal occupation changes. This allows the board the opportunity to assess how the change affects the composition of the board. In the case of the President and CEO, he is also deemed to have resigned upon ceasing to be employed as an officer unless the board requests that he remain on the board for a fixed period.

Balanced in tenure

Our term limits promote board refreshment so that the board balances experience and institutional knowledge with fresh perspectives.

The term limits set out the maximum time that directors can stand for re-election, and do not provide guaranteed tenure. The board believes that term limits, director independence assessments and the annual board effectiveness assessment process collectively help the board make sure that effective and independent-minded directors are nominated for election by shareholders each year and are important elements in succession planning for the board.

Our term limits are reviewed annually to make sure that they reflect best practices. We added term limits for committee chairs in 2012 and we moved to a flat term limit of 12 years in 2015. Our term limits are as follows:

•  directors first appointed or elected before July 1, 2015 must retire on the earlier of (1) the completion of a 15-year term, or (2) when they turn 70. However, if at age 70 a director has not served 10 years, their term is extended and they must retire by the end of a 10 year term

•  directors first appointed or elected after July 1, 2015 may serve on the board for a 12-year term

•  a director can serve as a committee chair for three years, and for another two years with the board’s approval

•  notwithstanding the above term limits for directors, the Chair may serve in such capacity for a five-year term.

Shareholders elect directors annually for a one-year term. Shareholders vote for individual directors, not a slate.

We have never granted an exception to a director’s term under our term limits, which is a reflection of the board’s thoughtful approach to its composition and succession plans.

age limit	term limit	other mechanisms for board renewal	We have undertaken significant board changes, with seven new directors named between 2020-2024. This highlights our strong governance practices and our commitment to renewal.
70 for all directors first appointed or elected before July 1, 2015, subject to conditions	12 years for all directors first appointed or elected after July 1, 2015

•  committee chairs serve for 3 years, with the option to extend by 2 years

•  board size and composition are reviewed annually by the corporate governance committee

•  all directors are elected annually by shareholders

•   annual board effectiveness assessment process

The date each director is not eligible for re-election under our term limits is set out in the director profiles beginning on page 15.

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NOMINATING DIRECTORS

One of the board’s most important responsibilities is to identify, evaluate and select candidates for the board. The corporate governance committee serves as the nominating committee of the board and is responsible for determining the selection criteria for director candidates and board committees. It maintains a skills matrix of the required skills, experiences and competencies, which is regularly reviewed by the committee and updated as necessary, as part of board and committee succession planning and proposes director candidates for the board’s review and approval. Balancing the qualifications above and the results of the annual board effectiveness assessment process, the corporate governance committee works with the Chair to review candidates for election or re-election. New candidates are identified using the following process:

Determine selection criteria and potential candidates

•	done with a view to succession planning for both the board and its committees
•	primarily determined according to:
•	key skills, experience and attributes required on the board
•

diversity criteria including gender, gender identity or gender expression, age, sexual orientation, ethnicity and geographic background, and membership within designated groups, including women, People of Colour, Indigenous Peoples, and people with disabilities, as diverse candidates are included in the pool of candidates considered for any board position

•	our corporate governance policies
•

candidates may be proposed from a variety of sources including the evergreen list or an independent search firm that will be directed to include candidates who meet our skills matrix requirements, diversity criteria and our corporate governance policies

Chair and corporate governance committee chair initial review

•   the Chair or the corporate governance chair will typically be the first and main point of contact and maintains a dialogue with the candidate throughout the process

•   the Corporate Secretary will track the process and conduct a review to assess conflicts and other requirements

•   candidates’ profiles will be distributed to the corporate governance committee for review and to determine whether the candidates should proceed to the next stage

•   the corporate governance committee chair will report to the committee and the board on progress

In all director and candidate searches, the corporate governance committee considers candidates from equity-deserving groups, including women, People of Colour, Indigenous Peoples, and people with disabilities.

Board interviews

•  the Chair and Corporate Secretary will coordinate interviews for potential candidates with independent directors to obtain a variety of views and assess fit

•  assessments and background checks are conducted to determine suitability and independence

Results and recommendations

•	the corporate governance committee will review the interview and assessment results
•	the corporate governance committee may make a recommendation to the board
•	a candidate may be proposed for appointment or election or may be put on the evergreen list for future consideration

Board approval

•	a candidate proposed for appointment or election must be approved by the board

Before a candidate is nominated, they meet with several independent directors, the President and CEO and the Corporate Secretary to discuss the board’s expectations of director contribution and commitment.

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This year, the board and the corporate governance committee performed a targeted search for director nominees, focusing on experience in financial services, senior executive leadership, and technology and cybersecurity experience, along with a mandate for representation from equity-deserving groups. This targeted search ensures that diverse candidates are included in the pool of candidates considered, with a view to skill sets and diversity criteria needed on the board as a result of director and stakeholder feedback.

SHAREHOLDER INPUT

Shareholders can provide feedback on the nomination process through the following mechanisms:

Shareholders

Any shareholder is welcome to contact the Chair or the corporate governance committee chair through the Corporate Secretary to discuss corporate governance matters, including potential director nominees

Under the Bank Act

Shareholders holding in the aggregate not less than 5% of the bank’s outstanding shares for the minimum period set out by the Bank Act may submit a formal proposal for individuals to be nominated for election as directors. Shareholders should refer to the relevant provisions of the Bank Act for a description of the procedures to be followed

Under our proxy access policy	Shareholders should consult the policy, available in the corporate governance section of our website, for a description of the procedures to be followed

MAJORITY VOTING POLICY

Our majority voting policy requires any nominated director who is not elected by at least a majority of the votes cast (50% plus 1 vote), to tender their resignation from the board immediately following the annual meeting.

Absent exceptional circumstances, the board will accept the offer of resignation. There are very limited circumstances under which the corporate governance committee can recommend retaining the director, provided that active steps are taken to resolve the circumstances in the following year. In any case, the board will disclose its decision in a press release within 90 days of the annual meeting. The board may appoint a new director to fill the vacancy if it accepts the resignation. You can find our TSX-compliant majority voting policy in our corporate governance policies on our website.

This policy applies only to uncontested elections (elections where the number of nominated directors is the same as the number of directors to be elected).

ORIENTATION AND EDUCATION

Our director orientation and continuing education approach outlines our commitment to equipping directors to fulfill their oversight role in a dynamic global market. We expect all directors to participate in our education programs and suggest topics for seminars, briefings or reports. Our guideline on directors’ orientation and continuing education program addresses, among other things, the available mediums for education sessions to onboard new directors and the provision of relevant and updated education sessions for the board.

Regular communication and access to information

We regularly provide information about the bank to directors at and in between meetings, including research reports, relevant current events, industry developments and corporate governance developments to keep them informed of matters relevant to the board’s execution of its responsibilities. Directors access their board materials, management updates and other key information on a secure information portal as part of our ongoing efforts to reduce paper consumption.

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All directors are members of the ICD (Canada) and National Association of Corporate Directors (U.S.) and can access their events as part of directors’ ongoing development. We may reimburse directors for approved courses, in line with our expense policy. These organizations support director education and advocate for best practices in governance.

Orientation

Our orientation program helps new directors increase their understanding of their responsibilities and the bank’s operations as quickly as possible, so they can be fully engaged and contribute to the board and committees in a meaningful way. Our Chair oversees a director’s orientation and mentors a new director through their first set of board meetings.

To guide them through the orientation process, we provide new directors with materials that include an explanation of our key legal requirements, by-laws, directors’ duties and responsibilities, bank and board policies and procedures, organizational charts, an overview of our business lines and copies of our financial statements, MD&A, and circular.

They also:

•

have a direct resource in the Chair and chairs of committees on which they serve, who have responsibilities for new member orientation and may request to attend meetings of other committees as part of their orientation

•	meet with the President and CEO, heads of control functions and other executive officers throughout the year
•	review the bank’s crisis management recovery plan and have the opportunity to discuss it with management
•	attend information sessions on significant aspects of our business tailored for new directors
•	have the opportunity to meet with representatives of our primary regulator, OSFI.

Mr. Van Wyk, who joined the board in November 2024, is participating in the board’s comprehensive orientation program, which he will complete in 2025. Mr. Medline and Ms. Stuart, who joined the board in 2023, completed the program in 2024. The corporate governance committee continually reviews the status of each new director’s orientation to ensure it is appropriately focused and expectations are met.

Continuing education

Our continuing education program keeps directors up to date on regulatory developments, business initiatives and other issues affecting the bank’s operations, so they can carry out their responsibilities more effectively.

Directors annually receive a corporate governance information book which contains information about our practices and policies, the board and committees, legal requirements, insider reporting and our code of conduct.

All board members have access to all committee materials for ongoing education and information purposes.

At every meeting, directors focus on key issues affecting the bank with management. Our education program, however, allows directors to have an opportunity to explore significant, complex or specialized aspects of our business operations in a more in-depth manner. We also organize off-site board meetings to familiarize directors with our regional and international operations and to meet local senior management, stakeholders, and subsidiary board members. Directors meet with internal and external experts on a variety of topics to give them local insight in the markets in which we operate. Training sessions are also organized for directors on significant regulatory matters which may include in-person or videoconference sessions, annual attestation of policies and online training modules. Between meetings, we regularly provide educational information and reports to directors. The corporate governance committee continually reviews the topics for, and format of, educational sessions in light of current events.

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Director education in fiscal 2024

Date	Session	Attended or received materials[1]
Regularly	Business line, strategy, finance, and treasury sessions	board
	Updates on ESG matters	board/CGC
	Corporate governance updates and board practices	CGC
	Global human resources regulatory change management updates	HCOB
	Risk management sessions	RC
Quarterly	Competitive report	board
	Global compliance program reports AML/ATF and sanctions program reports	board/ACRC
	Enterprise risk management reports Enterprise cybersecurity and technology risk reports	board/RC
	Human resources key risk metrics and emerging issues	HCOB
	U.S. enterprise risk management reports	RC
Q1	Investor relations update and Investor Day updates ESG matters: climate transition plan	board
	Truth and Reconciliation Action Plan update	CGC
	AI and Large Language Model update	RC
Q2

Funds transfer pricing update

ESG matters: 2023 ScotiaRISE social impact report

Panel discussion – business implications of artificial intelligence

Cybersecurity training (through Q3)

AML/ATF and sanctions training (through Q3)

board
	Presentation on the 2023 ESG report Presentation on the inaugural 2023 climate report	board/CGC
	Subsidiary corporate governance report Corporate governance developments, including AGM updates, proxy advisor reports, and ESG developments	CGC
	Pay and employment equity update	HCOB
	Country risk: Caribbean Country risk: Colombia	RC
Q3	U.S. commodities law training RWA, TSR and capital allocation Investor relations update Truth and reconciliation Indigenous cultural awareness training (through Q4)	board
	Corporate governance developments: 2024 annual meeting summary, and stakeholder engagement update Truth and Reconciliation Action Plan update	CGC
	Internal perspectives on the evolving external threat landscape External perspectives on the evolving external threat landscape Model risk review	RC
	Pay equity update	HCOB
Q4	Mexico election update Truth and Reconciliation Action Plan review Climate update, including climate transition plan	board
	Compensation trends and issues report Pay equity update	HCOB

[1]

ACRC refers to the audit and conduct review committee, CGC refers to the corporate governance committee, HCOB refers to the human capital and compensation committee, and RC refers to the risk committee.

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BOARD EFFECTIVENESS ASSESSMENT

The corporate governance committee is responsible for our annual board effectiveness assessment. The committee oversaw the board effectiveness assessment process, which is a robust, three-part process focused on individual director, committee and board effectiveness through questionnaires, interviews, and a summary report. The assessment culminated in the delivery of a formal report for the board’s consideration that resulted in the development of an action plan, so the board can ensure that it is focusing its attention on topics that are key in reviewing board and director performance. This year’s process concluded that the board and its committees were performing well. Each year, the assessment process includes a focus on forward-looking priorities, including how the board should effectively fulfill its oversight responsibilities, considering evolving regulatory and other stakeholder expectations. The process is designed with a view to the board maintaining a proactive approach to challenging itself and driving continued improvements in its own effectiveness. The process also encompasses feedback from management to ensure that the board receives a 360-degree view of its performance, as well as an opportunity to see if there is alignment in views among directors and management with respect to the board’s execution of its responsibilities and other matters related to its effectiveness.

Questionnaire

•	developed by the Chair and the corporate governance committee chair to reflect annual priorities and approved by the corporate governance committee prior to distribution

•	included specific and open-ended questions for feedback on a range of topics, including the board’s access to, and communications with, management

•	solicited views on the effectiveness of the committees
•	addressed board communication and other operational matters
•	asked for views on how the board deals with strategic issues and risk
•	sought feedback on various relationships, including among individual board members, with the Chair, and with management
•	submitted centrally to the Corporate Secretary to preserve confidentiality
•	generated a report that forms the basis of the personal interviews with directors

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Interviews

director-Chair interviews

•  conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, governance, and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•  addressed directors’ views on succession matters for key roles on the board, including potential Chair and committee chair successors at this time and in the future

•  provided an opportunity to comment formally on management’s engagement with the board

•   discussed views on the board’s continuing education and orientation program and suggestions for improvement

•   provided an opportunity to comment formally on management’s engagement with the board

•   facilitated a process so that directors could comment on their peers’ contributions to the board and its committees, and any concerns they may have

•   solicited views on how the board addressed various matters throughout the year director-corporate governance committee chair interviews

•  conducted individually to facilitate candid feedback about board effectiveness, committee performance, individual performance, and noteworthy issues relating to board effectiveness or operations or themes raised in the confidential questionnaire results

•  discussed views on the board’s continuing education and orientation program and suggestions for improvement

•   provided an opportunity to comment formally on the Chair’s performance and provide constructive feedback for the Chair

•   addressed directors’ views on potential Chair and committee chair successors at this time and in the future management-Chair interviews

•  interviewed members of the bank’s operating committee for their views on board-related matters and to provide directors with management input as part of their deliberations on board effectiveness and future considerations

Reports

to the corporate governance committee

•  presented by the committee chair for discussion and feedback

•   committee chair and Chair reviewed the results and developed proposed recommendations and considerations for action in the coming year for the board

to the board	• final report is presented by the Chair and corporate governance committee chair, including recommendations and considerations based on the results

Follow-up

•  committee chair and Chair developed an action plan to address issues, monitor progress and report back

•  action plan involves working with other committee chairs and management as appropriate

•   progress on action plan is a regular agenda item at corporate governance committee meetings until all items are satisfactorily addressed

The board reviews the effectiveness assessment process annually and revises it as necessary to reflect director feedback, particular areas of focus for the board during the year, evolving governance rules, best practices and any changes to the board mandate and committee charters. The board’s process and the attention to the action plan results in the assessment being an ongoing exercise, enabling the board to continually review and assess its effectiveness. Directors are also encouraged to approach the Chair and the corporate governance committee chair at any time with comments or concerns.

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Committee reports

The members listed are as at October 31, 2024.

AUDIT AND CONDUCT REVIEW COMMITTEE

Benita Warmbold (chair, financial expert)

Scott Bonham

Daniel (Don) Callahan

Dave Dowrich (financial expert)

Michael Medline

Michael Penner

Aaron Regent (financial expert)

All members are financially literate within the meaning of the CSA rules.

meetings: 5

At each meeting, the committee:

•  invited the risk committee chair, who attended every committee meeting

•  met separately with the Chief Financial Officer

•  met separately with the Chief Compliance Officer

•  met separately with the Chief Auditor

•  met separately with the external auditor

•  met in camera without management present

The committee also met separately with the Group Chief Anti-Money Laundering Officer at two committee meetings.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The audit and conduct review committee is primarily responsible for overseeing the integrity of our financial reporting, compliance, including AML/ATF and sanctions, standards for ethical behaviour, conduct and conduct risk management, consumer protection, internal control functions and has a direct relationship with the external auditor.

Fiscal 2024 key responsibilities and highlights:

Financial reporting

•  as part of the regular review of the bank’s performance and capital plan, monitored the impact of:

•  inflationary pressures and the current interest rate environment

•  geopolitical events

•  acquisitions and divestitures

•  provision for credit losses and allowance for credit losses

•  capital and expense management

•  ESG matters, including sustainability and climate-related disclosure

•  reviewed the bank’s quarterly and annual reporting and satisfied itself that they present the financial position fairly as part of our rigorous disclosure review procedure

•  supported the bank’s ESG and climate-related disclosure as required for financial reporting and the new sustainability and climate risk regulatory requirements (for example, the OSFI Guideline B-15 and Bill C-59)

Compliance oversight

• held executives accountable for audit and regulatory matters related to their business lines

• reviewed quarterly reports on our global compliance programs and the annual security- based swap dealer Chief Compliance Officer report for both the Commodities Future Trading Commission and the SEC

• reviewed and approved our global compliance risk summary framework

• reviewed reports from regulators across the bank’s footprint

• reviewed the impact of changing regulations and regulatory expectations on the bank’s business and followed guidance of regulators and governments to address cybersecurity threats, data risk management, liquidity and credit issues, inflationary pressures, and geopolitical events

• reviewed reports on legal matters and regulatory investigations and discussed significant legal actions with the General Counsel and the Deputy General Counsel, including emerging legal risks

• met with Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) on the AML/ATF landscape in Canada and on their key priorities and initiatives

Culture and conduct review

• oversaw the bank’s conduct, risk culture and ethics programs

• set relevant and meaningful standards of conduct and ethical behaviour, by reviewing and recommending for board approval the code of conduct and by reviewing the Chief Compliance Officer’s annual declaration of employee, director, and officer compliance with the code of conduct

• continued to evolve its oversight of conduct reviews and risk management relating to conduct and risk culture through regular reviews of reports on clients, employees, and market conduct

• reviewed reports covering related party transactions and the bank’s compliance with the self-dealing provisions of the Bank Act and Sarbanes-Oxley Act of 2002

• reviewed and recommended for board approval the directors’ report to OSFI on conduct review activities handled in the past fiscal year

• reviewed and recommended for board approval the updated whistleblower policy

• reviewed quarterly reports on the whistleblower program as part of the global compliance program reporting

Consumer protection

• reviewed reports and received updates on the bank’s financial consumer protection program to comply with the Canadian Financial Consumer Protection Framework (CFCPF)

• approved the updated consumer protection complaints mandate

• reviewed and recommended for board approval the consumer protection procedures to assure compliance with the consumer protection provisions as required under the CFCPF, as well as the directors’ report to the Financial Consumer Agency of Canada (FCAC) on consumer protection activities handled in the past fiscal year

• reviewed the bank’s customer complaints appeals office root cause report semi-annual and annual report

• met with the FCAC on their key priorities in connection with the 2024 federal budget, supervisory updates, and their research, policy, and education initiatives

Internal controls • reviewed and monitored our internal control framework, including approving our internal control policy

Management proxy circular	57

• received regular updates from internal audit on the design and operating effectiveness of internal controls

• reviewed the 2025 evaluation of internal controls over financial reporting program implemented pursuant to the Sarbanes-Oxley Act of 2002

• communicated directly with internal audit

External auditor

• reviewed the audit plan for scope and areas of focus and oversaw the audit, which included the auditor’s opinion on the effectiveness of our internal controls over financial reporting

• reviewed the audit fees, including the proportion for audit services versus non-audit services on a quarterly basis

• reviewed the pre-approved services to be performed by the external auditor

• assessed the auditor’s qualifications, performance, and independence in accordance with recommendations by CPA Canada, CPAB, the ICD, and management, and concluded that a comprehensive audit firm review along with mandatory rotations of lead and other key engagement partners to ensure auditor independence is preferred to mandatory firm rotation or re-tendering for addressing the institutional familiarity threat and enhancing audit quality. Given the scope and location of services required, the quality of service received by the bank, the reasonability of audit fees relative to peer banks, and the auditor’s tenure, credibility and objectivity, recommended to the board that the audit process should not be tendered at this time and the auditor should be recommended for reappointment

• approved policies related to the external auditor, considered whether the policy on the assessment of the external auditor should be amended to include a provision for mandatory rotation of auditors after a certain period of time and determined that it was not required because of the independence analysis performed by the board, mandatory partner rotations, and the external inspections by the CPAB and PCAOB, in addition to internal audit quality review requirements

• reviewed reports issued by the PCAOB and CPAB

Oversight of finance, compliance, AML/ATF and sanctions, and internal audit functions

• oversaw an action plan pursuant to the 2023 independent review of the bank’s global finance function

• reviewed quarterly reports on the AML/ATF and sanctions program, including program updates, regulatory commitments and initiatives, emerging trends, ESG initiatives, public private partnerships, technology initiatives and enhancements, security initiatives related to organized crime and corruption reporting, cryptocurrency, data privacy, and industry developments concerning AML and regulatory actions involving other financial institutions

• reviewed and discussed the quarterly internal audit reports, reviewed the audit strategy, approved the annual audit plan and reviewed areas of focus

• approved the mandates of the Chief Financial Officer, Chief Compliance Officer, Chief Auditor and the mandate and job description of the Group Chief Anti-Money Laundering Officer and assessed each officer’s job description and/or mandate and effectiveness and performance review

• oversaw the independence of the finance, compliance, AML/ATF and sanctions, and internal audit departments, assessed the effectiveness of the departments and reviewed their strategy, succession plans, mandates or job descriptions, risk appetite statements (as applicable), budgets, organizational structures, and resources

• had significant exposure to, and interaction with, a diverse group of senior leaders and next generation talent within these functions through attendance and presentations during the year

CORPORATE GOVERNANCE COMMITTEE

Calin Rovinescu (chair)

Scott Bonham

Michael Medline

Michael Penner

Aaron Regent

Sandra Stuart

Benita Warmbold

meetings: 6

At each meeting, the committee met in camera without management present.

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The corporate governance committee serves as our nominating committee and oversees our board effectiveness assessment process. It informs the board on our approach to stakeholder engagement, oversees our ESG strategy and reviews how we may enhance our governance standards, consistent with changing regulations and emerging best practices.

Fiscal 2024 key responsibilities and highlights:

Board composition and succession

•  reviewed board and committee composition and the required skills and attributes to have a high-functioning board

•  reviewed and updated the director skills matrix so that it reflects the required skills, experience, and competencies

•  undertook board succession planning as part of its forward-looking agenda, with a focus on specific director recruitment priorities, to identify candidates with specific skills and experience, as well as diverse characteristics, in alignment with our board diversity policy

•  reviewed potential director candidates and recommended the appointment of Mr. Van Wyk as a new director effective in November 2024

•  continued to expand and develop the evergreen list of potential director candidates with a focus on certain skill sets, representation from equity-deserving groups, and geographical representation

Director orientation and education

•  oversaw a comprehensive director orientation and education program, with presentations by external speakers on the financial crimes landscape, U.S. commodities law, and compensation trends and regulatory developments, as well as truth and reconciliation Indigenous cultural awareness training

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•  oversaw the continued onboarding process of new directors and offered continuous education for directors on several different platforms

Core purpose and ESG oversight

• supported the board in its oversight of the bank’s core purpose and reviewed the bank’s disclosure on its purpose

• reviewed the bank’s ESG Report and the Public Accountability Statement, including updates on key ESG targets and performance, the annual sustainable bonds report, climate-related disclosures, nature and biodiversity disclosure, Indigenous relations, social impact reporting of ScotiaRISE, and limited assurance reports by KPMG on certain ESG metrics, as well as independent verification by a third-party assessor of community investment

• reviewed the bank’s 2023 Climate Report, including enhanced disclosure on the bank’s climate governance model and climate scenario analysis exercises, enhancements to financed emissions reporting methodology, a refresh of the bank’s enterprise-wide climate pillars, and updated information regarding the bank’s climate objectives

• monitored the bank’s ESG priorities throughout the year and received updates on the bank’s ESG initiatives, including the bank’s Truth and Reconciliation Action Plan, the establishment of majority Indigenous-owned investment dealer Cedar Leaf Capital Inc., and the incorporation of our ESG strategy into the bank’s overarching strategic framework, along with updates to the bank’s climate transition plan and related regulatory reporting obligations, and updated the board on such ESG matters

Subsidiary governance

• reviewed our subsidiary governance strategy, including internal reports and regulatory reviews, along with the focus priorities to support the bank’s new strategy

• discussed relevant governance developments in the bank’s subsidiaries with the Chief Corporate Governance Officer

Stakeholder engagement

• oversaw our stakeholder engagement program, including our proactive outreach to our stakeholders and how shareholder feedback is considered

• reviewed areas of focus for shareholders globally, including annual meeting formats, auditor independence, board composition and diversity, public policy advocacy, industry-specific inquiries and ESG issues, including our climate transition plan and the corresponding disclosure of same, executive compensation and ESG metrics, Indigenous issues and biodiversity disclosure considerations

• reviewed shareholder proposals received by the bank and oversaw the bank’s related engagement process

Board, committee and director assessment

• oversaw the board, committee, and board effectiveness assessment process, to confirm that the board is performing effectively and to identify opportunities as part of its continuous improvement mindset

Continuous improvement of our governance standards and practices

• further enhanced our corporate governance practices with a view to regulatory updates and developments, shareholder and proxy advisory firms’ voting policies, and global trends and practices for financial institutions such as oversight of non-financial risk reporting, technology and cybersecurity, data ethics, and disclosure of ESG matters, including climate-related disclosure and the new sustainability and climate risk management regulations

• increased focus on the board engagement with management and other stakeholders while executing its core duties through enhanced board oversight, including an ad hoc meeting and regular updates on relevant topics, including the bank’s new strategy, as well as continued focus on climate objectives, diversity disclosure requirements, the bank’s social impact program, the bank’s Truth and Reconciliation Action Plan, and other ESG matters

• oversaw the hybrid annual general meeting, allowing shareholders to participate and vote at the meeting whether attending virtually or in person

• reviewed director compensation and equity holding requirements and recommended no changes to director compensation for 2025

• reviewed the Chief Auditor’s annual report on the bank’s governance framework, which was also reviewed by the audit and conduct review committee

• discussed improvements to the board’s oversight of technology and cybersecurity in light of an increased strategic focus on technology, including the creation of a new technology committee of the board and the appropriate duties of such committee

Management proxy circular	59

HUMAN CAPITAL AND COMPENSATION COMMITTEE

Nora Aufreiter (chair)

Guillermo Babatz

Lynn Patterson

Una Power

Aaron Regent

Calin Rovinescu

meetings: 6 (including one joint session with the risk committee)

At each regularly scheduled meeting, the committee:

•  met separately with its independent advisor

•  met separately with the Chief Human Resources Officer

•  met separately with the President and CEO (with the exception of one meeting when it was deemed not necessary by the committee)

•  met in camera without management present

The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

The human capital and compensation committee is responsible for overseeing our human capital and compensation program and practices (total rewards, including salary, incentive plans, pension plans and benefits and our executive compensation program specifically), talent management and succession planning and the performance management of the President and CEO.

Fiscal 2024 key responsibilities and highlights:

Compensation philosophy and human capital management policies and practices

• reviewed our compensation policy, executive compensation practices and program design, performance metrics, including ESG-related metrics, performance and payout ranges and target-setting approach, to continue to retain and attract talent

• oversaw the continuous alignment of our pay-for-performance strategy and risk appetite

• oversaw the evolving strategy, design, effectiveness, and competitiveness of our benefits programs globally, contributing to our position as an employer of choice

• reviewed the funding, performance, governance, and investment strategy of the bank’s global pension plans as stewards of our employees’ retirement planning

• reviewed updates on Canadian pay equity and employment equity

• assisted the board in oversight of the bank’s human capital management risks, practices, and strategies, including reviewing reports to monitor the bank’s culture and employee engagement, reviewing the bank’s diversity, equity and inclusion strategy and policies for employees and overseeing programs in place to promote the health, safety and well-being of our employees

• reviewed various compensation policies in keeping with evolving global regulatory expectations and governance best practices

• reviewed the ScotiaPulse (employee engagement) survey findings

• reviewed the bank’s diversity survey results which provided updates on the progress towards the bank’s diversity, equity, and inclusion goals

• reviewed the bank’s share ownership requirements and compliance levels

• received updates on the culture and behaviour workstream associated with the bank’s refreshed strategy and supported the creation of the bank’s new cultural ambition – ScotiaBond

Compensation governance

• reviewed the impact of changing regulations and regulatory expectations on our employment and compensation practices and reporting including best practices of the Financial Stability Board (FSB), Institute of International Finance, European Banking Authority, Financial Conduct Authority, Prudential Regulation Authority, CCGG, and proxy advisory firms such as ISS and Glass Lewis

• reviewed updates on key human capital- and compensation-related regulatory developments globally, including in Canada, the United States, the United Kingdom, and Ireland, and received education on compensation trends and regulatory developments

• received updates on human resources key risk metrics and emerging issues, including the evolving talent market

• oversaw the annual disclosure of executive compensation

• received updates on the bank’s stakeholder engagement strategy, including stakeholder views on items of business at the last annual meeting, executive compensation, and shareholder proposal topics

• reviewed the effectiveness and independence of the committee’s independent advisor

Managing compensation risk

• in conjunction with the risk committee jointly received, reviewed, recommended, or approved:

–   material compensation plan amendments and stock option plan amendments, including amendments made to incorporate the bank’s clawback policies, including the Dodd-Frank clawback policy

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   year-end compensation spend and deferred compensation payouts

–   risks and rewards associated with the design and funding of our material compensation plans, including an evaluation of all current and future risks. Concluded an assessment with the Chief Risk Officer, with input from human resources, compliance, and finance, that no risk adjustment was required at year end given that risks were within the bank’s risk appetite

–   updates to the annual incentive plan to align better to business objectives

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

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–   informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

–   a report from the Chief Auditor providing the results of the independent assessment of the compliance of the bank’s compensation practices with the FSB Principles for Sound Compensation Practices and Implementation Standards

Executive compensation

• oversaw all aspects of our executive compensation program and our material compensation plans

• reviewed regulatory, governance, and executive compensation trends, including the selection of appropriate financial and non-financial performance metrics incorporating ESG measures, such as metrics relating to climate change, as the bank advances its goals with regard to climate-related financing, decarbonizing of the bank’s operations and diversity, equity and inclusion

• assessed the performance of the senior leadership team and recommended the compensation for the President and CEO, control function heads, officers at the level of executive vice president and above, and the Group Chief Anti-Money Laundering Officer

• reviewed the design and funding of our material compensation plans to capture a holistic assessment of the bank’s performance and reflect strategic alignment, best practices, and proxy advisor input

Talent management and succession planning

• reviewed and recommended for board approval executive officer appointments and amendments to executive mandates, subject to our talent management and succession planning processes, as well as the bank’s strategy

• reviewed and approved the mandates for all executive roles, including control function heads and the job description of the Group Chief Anti-Money Laundering Officer

• assessed the President and CEO’s performance against his approved mandate and performance objectives

• assessed the operating committee’s performance against approved mandates and performance objectives

• reviewed the refreshed leadership strategy, including a focus on senior officer succession planning, developing high potential leaders and diversity of talent as an overarching goal

• reviewed development plans for the operating committee, and discussed critical experiences required to accelerate the readiness of top talent for roles of greater complexity

• reviewed the approach to establishing the bank’s new leadership behaviours in alignment with the strategy and the bank’s cultural ambition – ScotiaBond

• oversaw and discussed the bank’s succession planning processes and strategies for business continuity purposes with a view to building bench strength and a diverse talent pool for the executive level

• reviewed progress toward meeting our Canadian and global targets at the VP+ level

• reviewed and recommended for board approval the CEO emergency replacement and reviewed the operating committee’s emergency replacements

• as part of board and committee meetings and director education sessions, had significant exposure to, and interaction with, a diverse group of senior leaders to gain greater visibility into the bank’s leadership team

RISK COMMITTEE

Guillermo Babatz (chair)

Nora Aufreiter

Daniel (Don) Callahan

Dave Dowrich

Lynn Patterson

Una Power

Aaron Regent

Sandra Stuart

meetings: 6 (including one joint session with the human capital and compensation committee)

At each meeting, the committee:

•  invited the audit and conduct review committee chair, who attended every committee meeting

•  met separately with the Chief Risk Officer (CRO), with the exception of two meetings where the CEO joined the in camera sessions

•  met in camera without management present

The risk committee is primarily responsible for risk oversight and advising executive management on highly sensitive matters and major strategic issues as they relate to the bank’s risk appetite framework.

Fiscal 2024 key responsibilities and highlights:

Risk oversight

• reviewed and approved our significant financial and non-financial risks from an enterprise-wide perspective

• focused on liquidity and structural interest rate risk in light of economic uncertainty and the interest rate environment

• focused on non-financial risks in light of regulatory trends and developments, including operational, third party, cybersecurity, IT, model, data, AI, ESG, strategic, compliance, AML, and reputational risks

• reviewed and approved significant country, industry, market and portfolio risks and limits

• reviewed quarterly enterprise risk management reports on the bank’s risk profile, and discussed the top and emerging risks facing the bank, as well as financial and non-financial risks, scenario analyses, and regulatory developments

• reviewed quarterly U.S. enterprise risk management reports

• reviewed quarterly enterprise cybersecurity and technology risk program reports, along with the annual cybersecurity audit opinion and discussed various technology and cybersecurity risks, as well as the bank’s external threat landscape, data protection management, external benchmarking, the opportunities and risks associated with the use of generative AI, country-specific technology risks, LLMs and the current cyber threat landscape

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The committee conducted a thorough assessment of its performance against its mandate and is satisfied that it carried out its duties and responsibilities.

• reviewed a report on AI and LLMs, including updates on the bank’s use of LLMs and the AI risk management program and the emerging AI-related regulatory landscape, along with the ethical use of AI

• met with the Canada Deposit Insurance Corporation (CDIC) to discuss the bank’s Resolution Plan, lessons learned for crisis preparedness coming out of the U.S. bank failures in 2023, and the CDIC’s priority areas of focus

• reviewed and approved the bank’s crisis management recovery plan

• reviewed a report on the bank’s model risk review, including its model risk management framework, model governance, and revised regulatory requirements

• attended an education session on the evolving external threat landscape of financial crimes in the digital age, both from external and internal perspectives

• met with executives to discuss risk considerations, exposures and commercial initiatives against their strategies and plans

• reviewed our enterprise risk appetite framework and its alignment with our new strategy, and recommended this framework, along with the enterprise-wide risk management framework, to the board for approval

• discussed the GBM strategy update and the risk oversight related to such update

• conducted country risk reviews, including on Colombia and the Caribbean, and other portfolio reviews, with a view to economic and portfolio trends

• conducted a deep dive on Canadian banking retail provisions for credit losses

• reviewed and recommended for board approval the bank’s ESG risk management framework

• reviewed and recommended for board approval significant risk management frameworks, including the information technology and information security risk summary, market and structural risk management summary, and liquidity risk management summary framework

Risk culture

• oversaw the promotion and maintenance of the bank’s risk culture and risk-aware driven values, including the bank’s focus on identifying and managing its top and emerging risks, including cybersecurity, economic uncertainty, geopolitical tensions, climate change and strategic risks

Managing compensation risk

• in conjunction with the human capital and compensation committee, jointly received, reviewed, recommended, or approved:

–   material compensation plan amendments and stock option plan amendments, including amendments made to incorporate the bank’s clawback policies, including the Dodd-Frank clawback policy

–   performance assessments of the bank’s finance, compliance, risk, anti-money laundering and audit heads

–   year-end compensation spend and deferred compensation payouts

–   risks and rewards associated with the design and funding of our material compensation plans, including an evaluation of all current and future risks. Concluded an assessment with the CRO, with input from human resources, compliance, and finance, that no risk adjustment was required at year end given that risks were within the bank’s risk appetite

–   updates to the annual incentive plan to better align to business objectives

–   employee conduct through reports from the compensation review committee, including any decisions related to adjusting individual compensation

–   informational updates on the above matters for an ongoing assessment of compensation risk throughout the year

–   a report from the Chief Auditor providing the results of the independent assessment of the compliance of the bank’s compensation practices with the FSB Principles for Sound Compensation Practices and Implementation Standards

Oversight of risk function

• approved the mandate of the CRO, and assessed the officer’s effectiveness and performance review

• oversaw the independence of the global risk management department, assessed the effectiveness of the department, reviewed the succession plan and approved the mandate, budget, organizational structure and resources

• oversaw an independent review of the global risk management department

• had significant exposure to, and interaction with, a diverse group of senior risk leaders and next generation talent through attendance and presentations during the year

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3	Executive Compensation

At Scotiabank, our goal is to share information with our shareholders that is clear and relevant, to help you understand our executive compensation program and our compensation decisions for fiscal 2024. This section discusses our compensation program and the processes we follow when making appropriate compensation decisions that are tied to our performance and risk appetite.

OUR NAMED EXECUTIVE OFFICERS (NEOs)*

Scott Thomson President and Chief Executive Officer

Rajagopal Viswanathan Group Head and Chief Financial Officer

Travis Machen CEO and Group Head, Global Banking and Markets

Francisco Aristeguieta Group Head, International Banking

Glen Gowland Vice Chair * In addition to English, other languages spoken by our NEOs include Spanish and Tamil.

Management proxy circular	63

Dear fellow shareholders,	Message from the Chair of the Board and the chair of the human capital and compensation committee

We at the bank are proud of the progress we have shown this past year. On December 13, 2023 we held Investor Day, kicking off our refreshed strategy. This refocused the bank in multiple ways: we are transitioning away from a volume-based approach and focusing on profitable growth; we are deploying capital with greater efficiency and focusing future capital investments on the North American corridor as well as the Caribbean. Our improved Net Stable Funding and Common Equity Tier 1 ratios tell the story of our strong capital base, which we achieved in a year of increasing net income and, at the time of this writing, a higher share price, while increasing our dividend payouts versus 2023.

We face many macroeconomic and geopolitical risks in the year ahead, but our refreshed strategy and capital foundation will support our mission of increasing long-term returns for our shareholders and becoming our clients’ most trusted financial partner.

Before we describe our executive compensation programs in detail, on behalf of the human capital and compensation committee (referred to as the “committee” in this section of the circular) and the board, we would like to take this opportunity to thank our shareholders and other stakeholders with whom we have engaged throughout the past year. We appreciate the feedback received and understand our shareholders’ focus on profitable and sustainable growth to drive improved share-price performance after several years of below-average returns.

Scotiabank’s approach to executive compensation

We are pleased to share with you our approach to executive compensation, including the framework and considerations we used to make pay decisions for our President and CEO and other NEOs for 2024.

We continually strive for a compensation program that is clear and easily communicated so it is understood by our employees, shareholders and other stakeholders. We have a compensation philosophy that supports our performance-oriented culture and our goal of delivering strong and consistent results to our shareholders without encouraging excessive risk-taking. Specifically, our compensation strategy centers around five goals:

1.	focusing executives on the mid- to long-term by paying out compensation over time and delivering the majority of compensation in equity-based awards
2.	ensuring all compensation programs and pay decisions follow sound risk management principles and prudent practices
3.	reinforcing the accountability of executives by making a significant portion of pay variable and making pay decisions that are based on performance and free from bias
4.	supporting the bank’s goals by paying for performance against the same set of metrics we use to drive performance for our shareholders
5.	designing programs that are compliant with the legislation and regulations which govern our bank, and in line with the companies with which we compete for talent

We are also pleased to present the final compensation outcomes and an explanation of the decisions made by the committee and the board for your consideration in this letter and in the compensation discussion and analysis section of this circular.

The committee’s 2024 workplan

The committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. During the year, the committee received regular input from senior executives. The Chief Financial Officer (CFO) addressed the committee on the financial performance of the bank, including capital adequacy. The Chief Human Resources Officer spoke on many human resources matters, such as ensuring incentive payouts reflect performance, strategic execution and the shareholder experience. At year-end, the CRO presented to a joint session of the committee and the risk committee on risk-related considerations for incentive pools and payouts. This included plan design, individual conduct considerations and performance against risk appetite. The detailed workplan can be found on page 88. Throughout the year, the committee also received advice from its independent advisors, as detailed on page 78.

Key financial measures for fiscal 2024

Scotiabank delivered adjusted net income1 of $8,627 million, compared to $8,363 million last year. Adjusted diluted earnings per share1 (EPS) were $6.47, compared to $6.48 a year ago. The bank also reported adjusted return on equity1 (ROE) of 11.3%. In

[1]

Financial results are presented on an adjusted basis and are non-GAAP (generally accepted accounting principles) financial measures. Adjusted results remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Net income and diluted EPS have been adjusted for divestitures and wind-down of operations, impairment of non-financial assets, restructuring charge and severance provisions, legal provision, amortization of acquisition-related intangible assets, consolidation of real estate and contract termination costs, and the Canada Recovery Dividend. Please refer to pages 20-21 (for adjusted net income and adjusted diluted EPS) and 25 (for adjusted ROE) of the 2024 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The 2024 annual report is available on SEDAR+ at www.sedarplus.ca and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

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2024, the bank made important progress in executing against our strategy, delivering solid revenue growth and generating continued positive operating leverage, driven by cost discipline.

Strategic Progress

The bank’s strategic vision is to be our clients’ most trusted financial partner, while driving sustainable, profitable growth to maximize shareholder value. Our vision is driven by four strategic pillars:

1.	grow and scale in priority businesses, leveraging connectivity across North America and optimizing capital in lower-return businesses
2.	earn more primary clients to build deeper, more meaningful relationships with a focus on value over volume
3.	focus on making it easier for our clients to do business with us, improving experiences while streamlining and digitizing processes
4.	win as one team by bringing the whole bank to our clients, while building and strengthening our culture where all employees can thrive

Our strategy is underpinned by strong risk management practices to keep our bank and our clients safe, and a robust balance sheet that provides flexibility and growth opportunities across changing market conditions.

In 2024, we made progress in executing our strategy as follows:

Grow and scale in priority businesses:

•

Personal and Commercial deposit growth across Canadian and International Retail and Commercial Banking and Global Wealth Management was up 7% on a year-over-year basis, further improving the bank’s loan-to-deposit ratio;

•

Global Wealth Management achieved earnings growth of 10% and our Canadian Wealth business ranked as the third largest wealth management business in Canada, based on total net income for publicly traded banks as of July 31, 2024;

•

Fee and commissions revenue in our Global Banking and Markets (GBM) business was up approximately 14% in fiscal 2024; its Latin America business significantly improved profitability by delivering earnings growth while optimizing Risk Weighted Assets;

•	We announced the sale of CrediScotia in Peru, a key milestone in focusing on our core businesses; and
•	Scotiabank entered into an agreement to acquire an approximately 14.9% pro-forma ownership stake in KeyCorp through an issuance of common shares.

Earn primary client relationships:

•	Added 280,000 net new primary clients and increased our primacy rate among all clients by one percentage point;
•	Grew Scene+ membership by ~1.4 million to ~16 million members; point issuance reached a record high, and 38% of the bank’s clients with Scene+ have three or more Scotia products;
•

Increased Mortgage+ program – a customizable bundle with a preferred mortgage rate, everyday banking account and other retail products – penetration to 83% of mortgage originations in Q4 and 77% of mortgage originations in fiscal 2024; and

•

GBM advanced its U.S. Technology and Healthcare sector strategies, growing non-lending revenue across these sectors. It also supported our clients in three notable transactions that earned recognition in the 2024 Environmental Finance Sustainable Debt Awards, as published by Field Gibson Media, based on leading green, social, sustainable and sustainability-linked bond and loan deals.

Make it easy to do business with us:

•	Increased the number of virtual advisors across our network, making it easier for retail and small business clients to partner with the bank, regardless of location;
•

Tangerine Bank continued to lead the industry in competitive net promoter score, according to bank’s internal assessment, reaching a new three-year high and surpassed one million active mobile clients, with half of sales coming from the mobile channel;

•

Expanded our partnership with Nova Credit to enhance access to digital credit, by allowing newcomers from select countries to use their credit history from their original home country when applying online for increased credit limits;

•

Partnered with Willful, one of Canada’s leading online estate planning services, which marks another important step in providing clients advice and digital solutions to help them manage their futures; and

•

Supported the regulatory approval of Cedar Leaf Capital, Canada’s first majority Indigenous-owned investment dealer, helping break down barriers to Indigenous participation and equity in capital markets.

Win as one team:

•

Introduced a new cultural ambition, our ScotiaBond, encompassing the core values and key behaviours needed to help us build a strong future for our clients, shareholders and Scotiabankers globally and to implement our strategy and vision to be our clients’ most trusted financial partner;

•

Announced renewed ScotiaRISE support for the Children’s Aid Foundation of Canada to expand its Stay in School program across the nation. The $900,000, three-year investment will help 1,600 youth currently in Canada’s child welfare system, to maintain their participation in high school and help them graduate and move on to higher education;

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•	Recognized on the 2024 Best Workplaces™ in Financial Services & Insurance in Canada List;
•	Recognized as one of the Best Workplaces™ in Canada for fifth consecutive year; and
•

Continued to prioritize equality and the inclusion of the broader 2SLGBTQIA+ community with initiatives including: a three-year $750,000 partnership with The 519 to assist 2SLGBTQIA+ newcomers, refugees and asylum seekers in Canada; additional coverage for fertility treatment in Canada; enhanced gender affirmation healthcare in Canada and the U.S.; extended medical coverage to cover same-sex partners of employees in Trinidad and Tobago.

Other recognitions:

•	Named Bank of the Year in Canada, Bahamas, Barbados, Guyana, Trinidad & Tobago and Turks & Caicos by The Banker, a Financial Times publication;
•	Named as one of Canada’s Best Diversity Employers 2024 by Mediacorp Canada Inc., Canada’s major publisher of employment periodicals, for the third consecutive year;
•	Named World’s Best Bank for Corporate Responsibility and Canada’s Best Bank by Euromoney, a business and finance-focused magazine;
•

Named North America’s Best Cash Management Bank for Corporate Accounts and North America’s Best Cash Management Bank for Foreign Exchange in the 2024 Euromoney Cash Management Survey based on client feedback;

•	Received six Euromoney Private Banking Awards 2024 in Canada and across our global footprint; and
•

Recognized on The Globe and Mail’s 2024 Report on Business magazine’s annual Women Lead Here list for the fourth consecutive year – The Globe and Mail’s annual benchmark to identify the leaders in executive gender diversity in corporate Canada.

2024 all-bank business performance factor (BPF)

The bank uses an integrated approach to setting performance targets, which includes a broad range of inputs, both internal and external. The process is informed by the macroeconomic outlook, approved risk appetite (credit, market, operational, reputational, conduct and other risks) for our businesses, strategic objectives and deliverables, and includes testing under various scenarios.

The process steps and inputs summarized below and detailed in full on pages 89 to 90 explain how we determined the 2024 all-bank BPF of 100 for our NEOs.

2024 performance

The bank’s results this year were in line with expectations, demonstrating progress and focused execution against our refreshed strategy. On an adjusted basis, the bank delivered earnings around target, demonstrating the profitability benefits of our shift from volume to value. We achieved positive all-bank operating leverage, an important driver of results, primarily through cost discipline in Canadian Banking and International Banking. We experienced positive momentum in our share price performance in fiscal 2024; however, our one-year Total Shareholder Return (TSR) came in fourth among the big six Canadian banks. This was reflected in our performance share unit (PSU) factor, discussed later in this letter.

	2024 target	2024 performance

Net income attributable to common shareholders (NIACS) ($ millions)[1]	$8,035	$8,019

Operating leverage[1]	2%	2.3%

Client & Environmental, Social and Governance (ESG)	100	Above target on client and at target on ESG

Business performance factor based on core metrics		101.6

Modifier for performance relative to our peers and against our strategic execution objectives		-1.6

Risk adjustment		0

Final business performance factor		100
[1]

2024 target and performance metrics are displayed on an adjusted basis and are non-GAAP financial measures. Please refer to pages 20 (for NIACS) and 29 (for operating leverage) of the 2024 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

We first assess the bank’s performance against the BPF structure, taking into account our financial, client and ESG results. Then we consider the bank’s performance against our refined set of strategic execution metrics as well as our financial performance relative to peers. As a final step, we review risk considerations for the year and whether an adjustment to the BPF is warranted. The calculated BPF of 101.6, based on our core financial, client and ESG results, was adjusted down by 1.6 by the committee based on the new strategic and competitive modifier. While we achieved most of our strategic goals, our performance on ROE and EPS growth was below the peer average. The board did not make an adjustment for risk this year. As such, the final BPF for our NEOs in 2024 was 100. The business performance factor is described in more detail on pages 89 to 90.

President and CEO performance and compensation

At year-end, Mr. Thomson’s performance is measured against the three corporate performance metrics included in the BPF, and on his achievement of key deliverables. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

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His actual variable compensation award is determined based: (i) 80% on results achieved against goals that are shared amongst the bank’s top executives as measured via the BPF, and (ii) 20% on results achieved by him and his team against his own deliverables for the year via an individual performance factor (IPF). Twenty-five percent (25%) of his final award is payable in cash and seventy-five percent (75%) is deferred into equity.

Mr. Thomson continued to deliver on our commitment to reallocate capital from developing to developed markets with a focus on the North American corridor. The investment in KeyCorp, an early step in growing in the North American corridor, is a capital-efficient transaction and is expected to be accretive to EPS and have a positive impact on ROE.

Based on the considerations outlined above, when determining the compensation for Mr. Thomson, the board applied an individual performance factor of 1.15. The board awarded Mr. Thomson total direct compensation of $9,760,000, which is approximately $260,000, or 2.7%, above target.

	2024 target compensation	2024 actual compensation

Total direct compensation	$9,500,000	$9,760,000

% variable	89%	90%

Mr. Thomson is provided with a supplementary pension arrangement in the form of a notional defined contribution (DC) plan in which he receives notional bank contributions totaling 18% of base salary and target cash variable pay. Notional investment returns are credited and linked to his returns in the DC component of the Scotiabank Pension Plan (SPP), in which he also participates, per the terms of that plan, to a combined total of 18% of base salary and target cash variable pay. Providing a CEO executive pension as a DC arrangement instead of a defined benefit (DB) arrangement is an evolution from the typical CEO DB pension plan design provided by us in the past and by other Canadian banks currently; however, it is better aligned with global banking practices and CEOs outside the banking industry in Canada. Mr. Thomson’s executive pension arrangement costs are expected to be stable and lower than they would be under a DB pension plan.

For additional details on the President and CEO compensation decisions, please refer to pages 92 to 94.

During fiscal 2024, the committee worked with its independent advisor, Hugessen Consulting, to review the target compensation for the President and CEO. Following the review, the committee recommended, and the board approved, an increase in the President and CEO’s total direct compensation target to $11.5 million for 2025, achieving appropriate competitive positioning among the large Canadian banks.

Performance share unit factor

The performance factor for our mid-term incentive that was granted in 2021 and vested in 2024, which is based on our three-year TSR and three-year average ROE, was 84 (or 16% below target). Our three-year TSR of 8.2% was below the median of our performance comparator group and our three-year average ROE was also below target. The committee reviewed these results and concluded that the calculated performance factor of 84, together with the reduction in the bank’s share price from grant to payout, appropriately reflects the plan’s objective of aligning our executives’ deferred compensation with the shareholder experience.

Realized and realizable compensation

When outstanding equity awards – PSUs and stock options – are realized in the future, their value reflects shareholder experience and the success of the bank’s progress in key strategic areas. Variable compensation makes up 89% of the President and CEO’s target compensation package and the realized value reflects performance.

The graph to the right compares the President and CEO’s granted pay and actual realized and realizable compensation over the last five years, and how pay tracks the bank’s total return to shareholders over time.

[1]  Realized and realizable pay include base salary, the annual cash incentive awarded, the payout of share unit awards and value of outstanding units, the value of stock options exercised and in-the-money value of unexercised stock options.

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President and CEO total direct compensation

The graph to the right shows:

•  2020 to 2024: total direct compensation awarded to the President and CEO (more details for 2024 compensation can be found on Mr. Thomson’s individual compensation summary found on pages 92 to 94)

•  2025: target total direct compensation for the President and CEO

•  Note that for 2023, we show the compensation for Mr. Thomson over 11 months, including his period as President, and not that of Mr. Brian Porter (Scotiabank’s former President and CEO)

The pay mix illustrated in the graph emphasizes the focus on long-term performance and aligns with the shareholder experience.

Other NEO compensation

The board is pleased with the performance of new and existing management team members. Total variable compensation awards for NEOs are based on their 2024 total variable compensation targets, modified by the all-bank BPF of 100 applied to them as well as their individual performance, including an assessment of the performance of the business line or function they oversee. The compensation determination for our NEOs is described in more detail in the individual compensation summaries found on pages 92 to 98.

On behalf of our full board, we encourage you to take some time to read the compensation discussion and analysis and invite you to vote on our approach to executive compensation at this year’s annual meeting. As always, we welcome your feedback, comments and questions at executive.compensation@scotiabank.com.

Sincerely,

Aaron W. Regent Chair of the Board	Nora A. Aufreiter Chair of the human capital and compensation committee

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Important things to know

We review the executive compensation program every year as part of our commitment to continuous improvement and refine it as appropriate to align more closely with our strategic objectives, and our focus on building shareholder value, mitigating risk and improving competitiveness. Our program reflects best practices and the feedback we hear from our many stakeholders, including our shareholders.

WE ARE COMMITTED TO BEST PRACTICES

Below, we describe our executive compensation governance practices which are reviewed on an ongoing basis for alignment with shareholder interests. Each year, the committee reviews our practices against changing regulations and emerging best practices. The board approves the committee’s charter annually, including any enhancements to our programs and standards.

 WHAT WE DO

Pay for performance

▶	executive compensation is mostly variable and not guaranteed

▶	executive compensation is aligned with both individual and bank performance over the short-, medium- and long-term

▶	avoid overlap between the performance measures used to determine the annual total variable compensation awards and the performance factor used to determine the vesting and payout of deferred compensation, for example by using both relative and absolute performance across the two

▶	a significant portion of executive compensation is long-term, and linked to individual and bank performance at the time of grant and vesting

▶	payouts will be reduced (including down to 0) when performance is significantly below expectations

▶	our approach to compensation is gender neutral and includes steps to help ensure that decision-making is free from bias

Align with Scotiabank strategy

▶	compensation is linked directly to our strategy, using financial and non-financial performance metrics, and absolute and relative performance metrics

▶	payouts under various scenarios are reviewed when determining performance metrics for our incentive plans

▶	we require executives to have an ownership stake in Scotiabank, and our most senior executives are required to maintain their holdings for a period of time after they retire

Environmental, Social and Governance

▶	we include ESG metrics as part of all-bank performance in our annual incentive plan

▶	other ESG-related objectives form part of the strategic deliverables of our President and CEO and other NEOs, and are considered when individual compensation decisions are made

Risk management

▶	we will claw back or forfeit awards in situations of fraud, misconduct, inappropriate risk-taking or material misstatement of our financial results.

▶	pay decisions are made within our risk appetite, considering projected capital ratios

▶	the performance factors in our incentive plans include caps

▶	we have double-trigger change-of-control provisions in our equity plans, requiring both a change of control and termination before any accelerated vesting of awards

▶	we have minimum deferral requirements for employees who have a material impact on risk
▶	compensation for control functions is tied to overall bank performance and not to the performance of the business line they support

▶	we have tools and processes to adjust compensation for risk and misconduct, if any, including an annual risk assessment by the CRO of incentive plan pools and payouts

▶	we have a compensation review committee, supported by local conduct committees in our major regions, to lead ongoing risk and conduct reviews and determine adjustments to compensation where appropriate

Strong and effective compensation governance

▶	compensation is aligned within the broader system of incentives at the bank to ensure ethical conduct is positively incented

▶	our board has discretion to adjust incentive awards and payouts based on performance and risk appetite

▶	we have a qualified, experienced and independent human capital and compensation committee that uses an independent advisor

▶	our human capital and compensation committee and risk committee review all key elements of our material incentive plans and regularly hold joint meetings

▶	both horizontal and vertical pay analyses are considered when determining the President and CEO’s compensation for the year

▶	shareholders have a “say on pay” and we engage in discussion with stakeholders

▶	there is an independent review of our compensation program and practices every year

X WHAT WE DON’T DO

▶	we do not reprice stock options or grant stock options at a discount

▶	the structure of our executive compensation program does not encourage excessive risk-taking

▶	we do not have individual change-of-control agreements

▶	we do not benchmark CEO pay against companies in more highly remunerated countries, like the U.S. for example, and likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and number of employees

No hedging nor assignment

▶	executives are not permitted to use hedging to undermine the risk alignment in our compensation plans

▶	executives are not allowed to assign, pledge, or transfer their equity-based awards

No guarantees

▶	we do not guarantee a minimum level of vesting in our performance share unit plan

▶	we do not have employment agreements with multi-year guarantees

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Compensation discussion and analysis

FISCAL 2024 INCENTIVE PLAN DESIGN CHANGES

Annual Incentive Plan

In 2024, we updated the calculation of the all-bank BPF to support the refreshed strategy. There is no change to the core financial and ESG metrics used to calculate the all-bank BPF; however, we have enhanced and streamlined the client and modifier metrics to better align with and support our new strategic direction.

Client Metric

Simplified to focus on quantitative measures and achieve greater balance across lines of business.

Performance Modifiers

The strategic and operational objectives modifier has been combined with the relative performance modifier to form a new, combined strategic and competitive modifier. The impact of the combined modifier is up to +/-15 percentage points.

Risk Adjustment

The risk adjustment has been enhanced to allow upward adjustments to the all-bank BPF by up to 10 percentage points. This provides the ability to reward Scotiabankers for positive risk and compliance behaviours while maintaining a bias for a neutral-to-negative adjustment (including the potential for a zero payout).

Our compensation strategy

Our executive compensation strategy supports our goal of delivering strong, consistent and predictable results to shareholders over the longer term. We pay for performance, with a strong emphasis on variable incentive compensation. Our compensation program is built with five goals in mind:

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REINFORCING ACCOUNTABILITY

by clearly aligning compensation with individual and corporate performance

Most of what we pay our executives is awarded as variable compensation tied to short-, medium- and long-term performance and is not guaranteed.

We set performance ranges for total variable compensation so that executives earn more when performance is strong and less when performance is down. The aggregate total variable compensation is funded by bank performance (both absolute and relative to our peers). Each executive’s performance factor determines the amount of the total variable compensation they are paid and is a combination of the BPF and an individual performance factor (IPF).

Compensation mix

The committee establishes a target compensation mix for each executive based on three criteria:

•  the executive’s ability to affect results over the longer term – more senior roles have a higher percentage allocated to mid- and long-term incentives, which are equity-based and linked to longer-term performance

•  market practice for similar positions in our compensation comparator group

•  regulatory requirements to defer incentive awards

Deferred compensation at risk

At least 80% of deferred variable compensation is fully at risk, either directly through a formula or through application of discretion by the board to adjust the calculated performance factor. Canadian executives receive at least 80% of their deferred compensation as PSUs, and executives outside of Canada receive 100% of their deferred compensation as PSUs.

Pay at Risk: at least 80% of deferred variable compensation is awarded in PSUs. The PSU payout factor range is 0 to 125, based on a formula described on page 87 and subject to final board determination.

Time vesting: senior Canadian executives receive 20% of their deferred variable compensation awarded in stock options.

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SUPPORTING OUR STRATEGY

by assessing performance for compensation purposes against the same financial and non-financial metrics we use to drive performance for our shareholders

We link executive compensation directly to our strategy by incorporating key performance indicators into our total variable compensation. Several of the indicators specifically align to our focus priorities.

Absolute performance is measured against the objectives in our business plan. Relative performance is measured versus our performance comparator group.

ROE measures how efficiently we earn profits on behalf of our shareholders and is included in the PSU performance factor to focus our executives on increasing shareholder value over the medium and long term. ROE is included in the determination of our performance relative to our peers in the new combined strategic and competitive modifier.

Operating leverage and ROE are not defined terms under GAAP and may not be comparable to similar terms used by other financial institutions (see page 113).

Key performance indicators	How they are used in our incentive plans	How they support our strategy

Financial Metrics

Net income attributable to common shareholders (NIACS)	• absolute performance	• increase shareholder value by increasing earnings

Operating leverage	• absolute performance	• reduce structural costs by measuring the difference between our growth in revenue and growth in expenses

Return on equity (ROE)	• absolute performance • adjustment factor for relative performance	• increase shareholder value

Earnings per share (EPS)	• adjustment factor for relative performance, using EPS growth	• increase shareholder value by increasing earnings relative to our peers

Total shareholder return (TSR)	• relative performance	• increase shareholder value by measuring our share performance compared to our peers

Non-Financial Metrics

Client	• absolute and relative performance

• focus on clients by measuring client advocacy and their likelihood to recommend us. We use Net Promoter Score (NPS) to measure client advocacy and reinforce sustainment of positive client experiences

ESG	• absolute performance • individual objectives

• focus on performance against achieving specific representation goals for equity-deserving groups and progress against climate-related metrics;

• focus on keeping the bank safe with an individual objective for all employees of upholding a sound risk culture that is considered when assessing individual performance and determining compensation

Strategic execution	• adjustment factor in consideration of other measures beyond the core financial and client metrics, and in individual objectives	• focus on metrics anchored on the four strategic pillars, including client primacy, deposits growth, balance sheet management, and employee engagement

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EMPHASIZING THE LONG TERM

by paying compensation out over time

A key aspect of our executive compensation design is that a significant portion of executive compensation is deferred and aligned with shareholder experience as it is determined based on our TSR. We believe that having a longer-term personal investment in the bank aligns the interests of executives and shareholders, encourages our executives to make decisions that increase shareholder value over time and discourages them from taking undue and excessive risks.

The ultimate value of our long-term incentive awards depends on our long-term performance. The largest portion of executive compensation is equity-based, which vests and pays out over three to 10 years.

Share ownership guidelines

We require our executives to hold equity in the bank to make sure their interests are aligned with those of shareholders. Our share ownership guidelines provide for varying amounts of ownership by level, expressed as a multiple of base salary. Newly appointed executives have five years to meet the share ownership guidelines while promoted executives have three years to meet their increased share ownership goal. Most of our senior executives must maintain their ownership for a period of time following retirement. Common shares, outstanding deferred stock units (DSUs), PSUs and holdings through our employee share ownership plan (ESOP) all count towards meeting the requirement.

Share ownership guidelines

CEO	8x base salary – must hold for two years after retirement

Group heads	5x base salary – must hold for one year after retirement

Group head, Global Banking and Markets	2x total cash compensation (base salary plus cash incentives) – must hold for one year after retirement

Executive vice presidents and Global Banking and Markets senior leaders	3x base salary

Senior vice presidents, vice presidents and managing directors	1x to 2x base salary

ATTRACTING AND RETAINING EXECUTIVE TALENT

by making sure compensation is competitive and aligned with our strategy

Our programs are designed to attract, retain and motivate high-calibre executives to achieve our goals. We benchmark our compensation and performance against companies we compete with for executive talent and capital, and that are comparable to us with respect to business mix, revenue, net income, market capitalization and number of employees.

Our primary compensation comparator group comprises Canada’s eight largest financial institutions: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, National Bank, Manulife Financial, Sun Life Financial and Great-West Lifeco. These companies are in the same or similar industry as our bank, and/or are of similar size, scope and complexity. We do not include companies in more highly remunerated countries, like the U.S., for example, in our primary compensation comparator group and, likewise, we do not include Canadian financial institutions that are not comparable to us in terms of business mix, revenue, net income, market capitalization and/or number of employees.

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We benchmark target total compensation for executives against these companies using data provided by global survey providers and public proxy compensation disclosures. Benchmarking is based on roles, taking into consideration the scope and relative complexity of the role in relation to the comparator group, as well as the executive’s development in the role, and includes salary, incentive awards, total compensation and compensation mix. This information is considered during our compensation decision-making process. Our performance comparator group, which we use to assess relative performance in our mid-term incentive plan, comprises Canada’s largest banks: Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank. Due to the limited number of comparators, we do not set a specific benchmarking target, such as median. The table below includes information from public disclosure filings as of October 31, 2024 for banks and September 30, 2024 for insurance companies.

Comparator groups			Compensation comparator group[1] and Scotiabank’s percentile rank

	Compensation comparator group	Performance comparator group
Bank of Montreal	✓	✓
Canadian Imperial Bank of Commerce	✓	✓
Royal Bank of Canada	✓	✓
TD Bank	✓	✓
National Bank	✓	✓
Manulife Financial	✓
Sun Life Financial	✓
Great-West Lifeco	✓

1. Where available, revenue and net income figures exclude one-time items and other items of note, as disclosed by the respective financial institution. Adjusted results are considered non-GAAP measures.

2.   Revenue figures for insurance companies were omitted due to the application of new Insurance Contracts Standard, International Financial Reporting Standards (IFRS) 17, which was adopted January 1, 2023. This new standard, which provides consistent principles for all aspects of accounting for insurance contracts, does not impact the fundamental economics of the insurance company’s business, financial strength, claims paying ability, or dividend capacity but impacts where, when, and how specific items are recognized on the financial statements for insurance contracts.

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ENSURING PRUDENT COMPENSATION RISK MANAGEMENT

by balancing risk and reward in our compensation structure and ensuring our programs do not encourage excessive risk-taking

Our compensation programs are guided by the FSB’s Principles for Sound Compensation Practices and Implementation Standards and Supplementary Guidance (FSB Guidelines), which have been adopted by our primary regulator, OSFI, and other applicable regulatory guidance. A key objective of the FSB Guidelines is ensuring that compensation programs, policies and practices align with effective risk management to enhance the stability and soundness of the international financial system and to protect against excessive risk-taking.

The table below sets out how our compensation program and governance framework align with key elements of the FSB Guidelines, including how risk management is integrated into our compensation process. Please also see page 30 for information on our risk management framework, page 78 for more about compensation risk oversight, and page 80 for our key compensation policies.

FSB guidelines	Our alignment

Our board exercises good stewardship to ensure our compensation program works in harmony with our other practices that balance risk and support a strong risk culture

Principle 1 Board oversees the compensation program design and operations

▶  Our independent human capital and compensation committee is responsible for the bank’s compensation programs including those applicable to foreign subsidiaries and branches. The committee includes members with extensive governance and risk management experience, and it retains an independent advisor for compensation matters.

▶  The committee approves and/or recommends to the board for approval compensation principles, policies, and programs, including total payouts and vesting under material incentive plans, equity grants and compensation for our material risk takers, as well as appropriate risk adjustments to ensure our incentive pool funding aligns with our risk appetite framework.

▶  Our board has discretion to adjust aggregate deferred compensation awards, or the amounts paid to individuals, and can choose to reduce the payout value of PSU awards, based on its assessment of performance and risk outcomes over the performance period, including to zero.

Principle 2 Board monitors and reviews the compensation program to ensure it is operating as intended

▶  The human capital and compensation committee meets jointly with the risk committee to review risks associated with our material compensation plans.

▶  The CRO updates the human capital and compensation and risk committees on any risk-related incidents and performance against our risk appetite framework for purposes of making compensation decisions, including an assessment of risk-related considerations separate from the mechanisms in our incentive plans and forward-looking considerations.

▶  Our internal audit department conducts an annual review of our compensation practices and major compensation plans for compliance against FSB Guidelines and reports back to the committee.

Principle 3 Control function employees are compensated in a manner independent of the business areas they oversee

▶  Control function employees have a direct reporting line through the functions to ensure conflicts are avoided and information is escalated.

▶  Management in control functions has day-to-day responsibility and ultimate accountability for their employees, including hiring decisions, performance appraisals and compensation.

▶  Compensation for employees in control and stewardship functions (such as risk management, legal, compliance, finance, internal audit, AML and human resources) is tied to overall bank performance and not to the performance of the business line they support. These employees participate in the bank’s overall program and are not included in any incentive program offered by the business line they support.

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FSB guidelines	Our alignment

Our compensation program takes into account the risks that employees take on behalf of the bank, including future risks and risk outcomes

Principle 4 Compensation is adjusted for all types of risk

▶  We manage risk by ensuring that performance objectives – for the bank overall, by business line, country and individual – can be accomplished within the bank’s risk appetite. Individual objectives are aligned with risk in each executive’s mandate, which includes their accountabilities for risk and compliance. Our clawback policy allows the bank to reduce or cancel incentive compensation that has already been awarded or granted.

▶  To help ensure risk adjustments to incentive plans are appropriate, the CRO presents an assessment of risk considerations to the human capital and compensation and risk committees. Risk assessments take into consideration key metrics – such as credit, market, liquidity, capital, operational, environmental, cybersecurity and strategic and forward-looking risks – for the bank overall and for each business line. A risk dashboard, which includes both qualitative and quantitative criteria, allows for systematic review of risk considerations in the compensation plans. The dashboard is tied to our risk appetite framework, credit risk appetite and enterprise-wide risk management framework.

▶  Compensation is aligned within the broader system of incentives to ensure ethical conduct is positively incented. Adherence to our business values, code of conduct, and risk and compliance-related policies is a key consideration for individual compensation awards. We have tools and processes that address the link between compensation, risk and conduct. For employees that have a material impact on risk, the compensation review committee looks at any material conduct issue to ensure there is an appropriate link between incentive compensation and risk including conduct risk that can result in harm to the bank, our clients, or other stakeholders.

Principle 5 Compensation outcomes are symmetric with performance and risk outcomes

▶  We pay for performance and risk outcomes, with a strong emphasis on variable incentive compensation especially at senior levels of the bank. Our most senior executives are focused on overall bank interests and performance. Our compensation program provides pay that varies based on the performance and risk outcomes of the bank as well as individual performance. When our goals are:

• met, we can expect our employees to be compensated in aggregate at market

•  exceeded, we can expect our employees to receive compensation above market

• not met, we can expect our employees to be compensated below market.

▶  Final payout of PSUs is subject to the achievement of ROE and TSR measures and can range from 0 to 125 of the original award. There is no minimum guaranteed level of vesting, and our PSUs do not vest without board approval. The board may use its discretion to adjust the performance factor up or down when the calculated factor does not reflect overall bank performance or other relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control), including the possibility to reduce payouts to zero

▶  As part of the CRO’s risk assessment, prudent valuations for capital adequacy are conducted to ensure we are appropriately managing our capital to produce shareholder returns. Potential risks affecting capital strength include concentration risk, off-balance sheet risk, liquidity risk, current and future capital needs and economic profit.

▶  As each business line is allocated equity which reflects their respective economic capital, our capital adequacy assessment ensures our capital is sufficient to meet current and future risk and achieve strategic objectives. These prudent valuations ensure business lines are being charged adequately for the risk inherent in their respective business, and feed into the determination of incentive pools.

▶  Guaranteed incentive payments are discouraged, and multi-year guaranteed incentive awards are not permitted. One-time awards may be selectively provided to new-hire employees to compensate for deferred compensation foregone from a previous employer. These awards are subject to vesting that is generally no more favourable than the compensation foregone, contingent upon continuous employment and our share price in the future, and subject to our clawback policy.

Principle 6 Compensation payouts are sensitive to the time horizon of risk

▶  The proportion of mid- and long-term incentives typically increases as the time horizon and magnitude of risk an employee is responsible for increases.

• For employees in material risk impact roles, at least 40% of their incentive compensation is deferred. At least 60% of incentive compensation for more senior executives and our most highly paid employees is deferred, subject to local market practices.

•  Equity-based compensation is generally deferred for at least three years and any annual cash incentive taken as DSUs is deferred until the employee leaves the bank, subject to tax considerations or other legal limitations and market practices outside our core Canadian banking business.

▶  We require executives to hold equity in Scotiabank to align their interests with those of our shareholders. Share ownership guidelines vary by level, and senior executives must maintain their ownership for a period of time after they retire.

Principle 7 The mix of cash, equity and other forms of compensation is consistent with risk alignment

▶  Our compensation program is designed to align the behaviours of those executives and employees who can influence the bank’s risk position with our risk appetite. Total variable compensation is awarded based on a mix of annual, mid- and long-term performance and reflects our risk appetite. A substantial portion of incentive pay is delivered in mid- and long-term incentives, which are capped where appropriate to avoid excessive risk-taking. Further, all incentive compensation is subject to our clawback policy.

▶  Our anti-hedging policy prohibits employees from using hedging strategies or compensation-related insurance to circumvent the risk alignment effects of our compensation programs, and incentive awards cannot be assigned.

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Compensation governance

The board of directors is responsible for executive compensation at Scotiabank.

The human capital and compensation committee is responsible for our compensation program and practices and works in collaboration with the risk committee when making compensation decisions. It also receives advice from a qualified, independent third-party advisor.

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ELECT
ENGAGE
BOARD OF DIRECTORS
REPORTS
Risk committee
works in collaboration with the human capital and compensation committee
CONSULT
Human capital and compensation committee
responsible for our compensation
ADVISE
Independent advisors
REPORT
Chief Risk Officer
reviews and reports on compensation and risk appetite, chairs the compensation review committee
Chief Auditor
carries out an independent review for the human capital and compensation committee and for OSFI
Compensation review committee
ensures an appropriate link between incentive compensation and risk for key employees
Human capital committee
responsible for our global human resources strategies and policies
ADVISE
External advisors
Chief Financial Officer
provides updates to the human capital and compensation committee on the financial performance of the bank against the business performance metrics

ABOUT THE HUMAN CAPITAL AND COMPENSATION COMMITTEE

As of October 31, 2024, the committee has six independent directors and average committee tenure of 7 years. None of the members has ever been a Scotiabank executive.

All committee members bring extensive experience, acquired through their management involvement in public and private companies and as seasoned directors. The table below lists the committee’s key skills for effective governance and oversight of our executive compensation program.

		Skills and areas of expertise

	On the committee since	Independent	Executive compensation experience	Governance experience	Risk management experience	Human resources experience	President/CEO experience	Other executive leadership experience

Nora Aufreiter (Chair)	2016	●	●	●		●		●

Guillermo Babatz	2017	●	●	●	●	●		●

Lynn Patterson	2024	●	●	●	●	●	●	●

Una Power	2016	●	●	●	●	●		●

Aaron Regent	2014	●	●	●	●	●	●	●

Calin Rovinescu	2020	●	●	●	●	●	●	●

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Independent advice

The committee receives advice from a qualified, third-party independent advisor about compensation matters to make sure its decisions are fair, balanced, and reflect a broader perspective. The committee makes its final decisions after considering the advice received.

The committee has the following policies to make sure the advisor it hires is – and remains – independent:

•	management cannot use the same advisor
•	fees must be reported at each committee meeting
•	the committee meets with the independent advisor at every meeting without any members of management present.

The committee has retained Hugessen Consulting Inc. (Hugessen) as its independent advisor since 2019. At that time, the committee also retained Semler Brossy Consulting Group, LLC (Semler Brossy) to collaborate with Hugessen to provide a broader global perspective on executive compensation practices and related compensation governance matters.

The table below shows the fees paid to each of Hugessen and Semler Brossy in the last two fiscal years for the following services:

•	review of executive compensation practices and program design
•	review design of the bank’s material incentive plans
•	competitive analysis of President and CEO compensation
•	trends in executive compensation, regulatory developments and governance best practices
•	perspectives on appropriate total compensation mix and levels, based on competitive practice and performance
•	advance review of meeting materials to identify any other issues for the committee to consider when evaluating proposed changes to our compensation program and plan designs
•	attendance at all committee meetings relevant to their mandate.

	2024		2023

	Executive Compensation- related fees	All other fees	Executive Compensation- related fees	All other fees

Hugessen Consulting Inc.	$233,463	–	$311,817	–

Semler Brossy Consulting Group, LLC[1]	$8,742	–	–	–

[1]	In 2024, fees to Semler Brossy were paid in US$ and converted to Canadian dollars using the exchange rate of: US$1.00 = C$1.3514. No fees were paid to Semler Brossy in 2023.

Hugessen and Semler Brossy have confirmed that these fees are not significant relative to their total revenue and, therefore, do not affect their independence. The two firms did not provide any other services to the committee or board in either year.

COMPENSATION RISK OVERSIGHT

Compensation risk oversight is an important component of our risk management framework. The human capital and compensation committee oversees compensation risk using an effective organizational structure, proper management oversight, comprehensive policies and discretion and an independent review by internal audit.

Organizational structure

We tie compensation for control and stewardship functions (finance, risk management, internal audit, compliance and AML, legal, and human resources) to overall corporate performance, and not to the performance of the business lines they support.

Heads of control functions (finance, risk management, internal audit, compliance and AML) manage their groups independently from the business lines they support, and have final sign-off on hiring, compensation and performance assessment for key roles.

Management oversight

Compensation review committee

The compensation review committee identifies key employees whose roles could have a material effect on risk and ensures there is an appropriate link between their incentive compensation and risk. This includes senior executives and other employees who establish policies that significantly affect corporate risk, or manage material businesses, countries or regions.

The committee also reviews the compensation of any employee involved in a material incident, including issues related to conduct. The compensation review committee is chaired by the CRO, who provides updates on the committee’s activities, including all actions and decisions related to adjusting individual compensation, to the human capital and compensation committee. Material risk and conduct incidents reviewed by the compensation review committee may include inappropriate sales practices, insufficient oversight and tone from the top, incidents that create reputational risk for the bank, and behaviour that is inconsistent with our code of conduct.

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To support the compensation review committee process, there are local conduct committees in select countries and regions, with the membership structure of the local committees mirroring that of the bank’s compensation review committee. The local committees provide input into the identification of material risk impact (MRI) employees, and possible misconduct or risk events, if any.

As of October 31, 2024, the compensation review committee consisted of the following global heads of control and stewardship functions, as well as the head of total rewards:

•	Group Head and Chief Risk Officer (chair)
•	Group Head and Chief Financial Officer
•	Chief Human Resources Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer
•	Executive Vice President and Chief Auditor (non-voting member)
•	Senior Vice President, Total Rewards.

Human capital committee

The human capital committee is a management committee that has enterprise-wide accountability for the strategic direction, prioritization and progress of our global human resources strategy. Its mandate includes approving strategies, policies and programs relating to leadership, compensation, pensions and benefits.

As of October 31, 2024, the human capital committee was made up of the President and CEO as well as the following members of his senior management team:

•	Group Head and Chief Financial Officer
•	CEO and Group Head, Global Banking and Markets
•	Group Head, International Banking
•	Group Head, Canadian Banking
•	Group Head, Global Wealth Management
•	Group Head, Technology
•	Group Head and Chief Risk Officer
•	Chief Strategy & Operating Officer
•	Chief Human Resources Officer
•	Executive Vice President and General Counsel
•	Executive Vice President and Chief Compliance Officer
•	Vice Chair

Discretion

We make all decisions about compensation plan design and pay within the context of our risk appetite, taking into consideration projected capital ratios as reflected in the annual capital adequacy report to the board.

The incentive plans include an adjustment for risk if the board believes excessive risk was taken to achieve the year’s results. The CRO reports on this directly to the risk and human capital and compensation committees in their joint meeting at year end.

At year end, the CRO also completes a review of performance over the past three years to determine if there were any material risk incidents that warrant a risk adjustment to the PSU payout.

The board can also use its discretion to:

•	reduce or withhold payment under the material incentive plans if our results are significantly below expectations
•	not grant mid- and long-term incentive awards at all or to specific individuals
•	reduce the payout value of PSU awards that have already been granted (including reducing them to zero).

Independent review

Internal audit conducts an independent review of our compensation programs and practices every year and reports to the human capital and compensation committee. The results are also provided to OSFI. The review includes

•

an assessment of the appropriateness of material compensation plans and programs that include employees whose actions may have a material impact on the risk exposure of the bank, against our organizational goals, our risk profile and the FSB Guidelines

•	an assessment of the appropriateness of payouts relative to risk
•	the compensation of key employees whose roles could have a material effect on risk through operations or policies, or manage material businesses, countries or regions.

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The Chief Auditor presents an annual review to the human capital and compensation and risk committees to confirm that Scotiabank is compliant with the FSB Guidelines in all material respects.

KEY POLICIES

Compensation Policy

Our compensation policy sets out a pay-for-performance philosophy that supports our strategic focus, encourages strong corporate performance including environmental, social and governance objectives, fosters a culture of performance and helps the bank create and sustain shareholder value over the long term. Among other things, our compensation policy outlines our approach to compensation risk oversight in our incentive plan design and funding. It outlines the minimum deferral rates for senior executives and individuals whose roles may have a material impact on the risk profile of our business, including roles in control and stewardship functions. Consistent with regulatory requirements and best practices, our approach to compensation is gender neutral.

Hedging and assignment

Employees, officers and directors are not permitted to enter into short sales, calls and puts that involve Scotiabank securities. These restrictions are enforced through our compliance programs. To be eligible to receive equity-based awards, executives are required to attest that they will not use personal hedging strategies or compensation-related insurance to undermine the risk alignment effects embedded in our incentive compensation plans. Equity-based awards, and any entitlements that employees may have under our equity compensation plans, cannot be assigned or transferred, except when it is required by law.

Insider trading

Senior executives must pre-clear with our compliance department any trades to buy or sell our securities, including exercising stock options. Senior executives and directors are not allowed to trade during our trading blackout periods.

Clawbacks and forfeitures

Executives will forfeit outstanding incentive awards and/or repay compensation that has already been paid if there is a material misstatement of our financial results, inappropriate risk-taking, fraud, gross negligence, a breach of compliance rules or our code of conduct or inappropriate conduct resulting in significant losses, fines or penalties.

The following can be clawed back:

•  cash bonuses, commissions or payouts received from our deferred compensation

•  outstanding equity compensation, including RSUs, PSUs, stock options and DSUs.

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Decision-making process

Our compensation policy is reviewed annually by the human capital and compensation and risk committees, and approved by the board. There were no material changes to our compensation policy in fiscal 2024.

Our compensation decision-making process involves management, the human capital and compensation committee, the risk committee, advice from third party advisors and the board for final approval.

We make all compensation program design and pay decisions within the context of our risk appetite.

The CRO regularly reports to the risk committee and identifies any concerns. These reports form the basis for certain adjustments to our incentive pools. The decision-making process includes:

1. Review the compensation program

Management:

•	reviews the compensation program – how it supports our strategy and how it compares with our competitors, using market data and research from external consultants
•	presents its recommendations to the human capital and compensation committee.

The committee reviews the recommendations with the risk committee and with its independent advisor, for recommendation to the board for approval.

2. Choose performance metrics and annual deliverables

Management determines business performance metrics and weightings for the incentive plans, and sets objectives for the bank overall, and for each business line and each country. The board approves performance targets annually.

Financial targets are established based on a broad range of inputs, such as macroeconomic and market conditions, industry expectations, strategic objectives and initiatives, and the bank’s medium-term objectives.

The process also includes testing various scenarios to understand performance under different conditions, to make sure the performance metrics and objectives support our strategy and reflect the bank’s risk appetite (including credit, market, operational, reputational, conduct and other risks). The performance targets and payout ranges are set to balance risk and reward, ensuring there is an appropriate amount of upside potential and downside risk to reflect performance and results achieved, setting challenging yet attainable goals, while discouraging excessive risk-taking behaviour.

Throughout the year, the CFO provides updates to the committee on the financial performance of the bank and performance against plan metrics. The committee reviews the performance metrics with the risk committee, and then recommends them to the board for approval.

The President and CEO reviews the annual deliverables that will be used to assess each senior executive’s individual performance, ensuring they support our strategy. The President and CEO also presents his own annual deliverables in the context of our corporate goals and long-term strategy to the board for approval.

3. Set targets for executive compensation

Management recommends base salaries and target variable pay for the senior leadership team, after reviewing comparator compensation data provided by external consultants. Target compensation is aligned to the market and adjusted for the scope of each executive’s role as well as their experience to ensure the overall positioning is appropriate. Actual compensation for each executive is aligned with performance and reflects the execution of their strategic objectives.

The committee:

•	reviews the target total compensation packages for the senior leadership team in relation to our compensation comparator group
•	looks specifically at compensation for key employees who have significant compensation arrangements or are subject to local remuneration-related regulatory requirements
•	determines the target total compensation package for the President and CEO with input from its independent advisor.

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4. Review corporate performance

Management:

•	assesses performance against the corporate performance metrics to develop a BPF for the incentive plans as well as the performance factor for PSU award payouts
•	evaluates our performance relative to the banks in our performance comparator group and assesses whether the factor should be adjusted for relative financial performance
•

carries out assessments, looking at the amounts accrued to the incentive plans, to assess appropriate use of capital, as well as whether funding of the incentive pool should be adjusted for concentration, off-balance-sheet, liquidity or other potential risks

•	makes recommendations to the committee.

The committee:

•	reviews management’s recommendations, working with the risk committee
•	considers the bank’s overall financial and non-financial performance as the basis for applying any informed judgment to final incentive compensation decisions
•	may make an adjustment for risk at the recommendation of the CRO
•	recommends the BPF for the incentive plans as well as the performance factor for PSU award payouts to the board for approval.

The board has the discretion to apply judgment to amend the business performance factor and the PSU factor based on its own assessment of the holistic performance of the bank and/or apply judgment to adjust variable compensation award outcomes. The board can also reduce the business performance factor and the PSU factor based on its own risk assessment, which reduces the pool and payout. It also has discretion to reduce payouts to zero depending on the circumstances in that year.

5. Review individual performance

The President and CEO reviews the performance and compensation of his direct reports as follows:

•	assesses senior management performance against their annual goals and leadership behaviours, their leadership potential and sustained performance, and also considers time in role
•	recommends their actual compensation for the year to the committee
•	recommends their target salary and total variable compensation taking into account performance, leadership behaviours, potential and market position.

The committee completes an in-depth assessment of the President and CEO’s performance in leading us towards meeting our goals, and setting and executing against our long-term strategy, including:

•	overall performance
•	implementation of the President and CEO’s strategies to increase shareholder value
•	achievement of his annual deliverables.

6. Award compensation

The compensation review committee reviews the conduct of employees whose roles could have a material effect on risk and recommends any reductions to the committee.

The committee reviews and finalizes the recommendations for the President and CEO’s direct reports, the executive vice presidents, other control function heads and UK and Ireland employees who are governed by the Prudential Regulation Authority (PRA), Financial Conduct Authority (FCA), Central Bank of Ireland (CBI), European Banking Authority (EBA) Guidelines on Sound Remuneration Policies and other local remuneration-related regulatory requirements. The board and/or committee reviews the recommendations and approves the executive compensation decisions.

The committee determines the President and CEO’s actual compensation, which it recommends to the board for approval. The President and CEO is not involved in determining his own compensation.

The committee reviews reports from management and the President and CEO’s self-assessment, and consults with its independent advisor before making its recommendation to the board.

The committee’s independent advisor prepares a detailed analysis for the committee to review when making its decisions about the President and CEO’s compensation, including:

Horizontal benchmarking analysis:

•	target and actual compensation of the President and CEO’s peers in the compensation comparator group, and trends and competitive practice in the broader Canadian market.

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Management supplements this with the following vertical pay analyses:

•

a pay ratio comparison of the President and CEO’s pay package relative to the median Canadian family income and our average employee pay. The median family income figure used for this analysis is $108,391, which is based on the 2022 figure, as published in 2024 by Statistics Canada and adjusted by the Bank of Canada’s average Consumer Price Index for 2023 and 2024

•

as Canada is the labour market in which the President and CEO lives and works, the committee also reviews a pay ratio comparison of the President and CEO’s total pay package relative to the bank’s median and average Canadian employee pay. As of October 31, 2024, the median and the average Canadian full-time equivalent employee pay excluding the President and CEO are $105,331 and $133,728, respectively, resulting in a CEO to median employee pay multiple of 98x and a CEO to average employee pay multiple of 77x

•	the President and CEO’s compensation in relation to the bank’s net income.

The committee recommends the President and CEO’s compensation to the board for approval. Please see pages 92 to 94 for details about the President and CEO’s compensation

Program elements

The executive compensation program for NEOs includes direct compensation (base salary and total variable compensation), and indirect compensation (pension, group benefits and perquisites).

	Component	Purpose	Form	Performance period	Pay at risk profile

Direct compensation

Fixed	Base salary	Compensates executives for fulfilling their day-to-day responsibilities, taking into account their experience, skills, internal equity and market competitiveness	cash	ongoing	no risk

Variable	Total variable compensation	Rewards executives for meeting annual corporate objectives (financial and non-financial) and individual strategic deliverables	a portion of the award is allocated in cash	one year	moderate risk

		A portion of the total variable compensation is allocated under the bank’s deferred compensation plans and rewards executives for creating sustained shareholder value over three to 10 years and achieving specific corporate performance objectives	to meet compensation deferral requirements, a portion of the award is allocated in: PSUs – mid-term incentive and, in Canada stock options – long-term incentive	three years up to 10 years	significant risk significant risk

Indirect compensation

	Pension	Provides an important source of retirement income

defined benefit plan (contributory or non-contributory membership)

defined contribution plan (contributory or non-contributory membership)

supplemental pension plan (non-registered and unfunded, for some executives)

				ongoing	no risk

	Group benefits	Invests in employee health and well-being Executives participate on the same basis as other employees Varies based on level and local market	group life, accidental death and dismemberment, disability and extended health and dental insurance employee share ownership plan (Scotiabank matches an additional 60% up to a specified limit)	ongoing	no risk

	Perquisites	Provides market competitive benefits Varies based on level	annual fixed allowance, paid quarterly (taxable benefit)	ongoing	no risk

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ABOUT TOTAL VARIABLE COMPENSATION

Purpose	To reward performance in a way that supports our strategic plan over the short-, medium- and long-term

Who participates	Named executives

How we determine the award

The amount of the total variable compensation award depends on the executive’s incentive target and their performance factor. Each executive’s performance factor is a combination of the business performance factor and their individual performance factor. The ratio between the all-bank business performance and performance against individual strategic deliverables is 80:20 for the President and CEO and 70:30 for other named executives.

Each executive’s performance is assessed using a three-by-three matrix, or nine-box grid, of “what was achieved” against strategic deliverables established at the beginning of the year (which include business line or country financial goals for business line and country heads), and “how it was achieved” based on leadership behaviours demonstrated during the year. Each box in the nine-box grid yields a narrow individual performance factor range within the full range of 0 to 150, within which the executive’s individual performance factor for the year is determined. Use of the nine-box grid provides for consistency and calibration of performance assessments and determination of each executive’s performance factor relative to peers.

How we fund awards

Aggregate total variable compensation is funded by our business performance factor. The aggregate incentive pool is capped.

The business performance factor is calculated using the same financial and non-financial metrics we use to measure our corporate performance:

•  absolute performance is measured against the objectives in our business plan

•  relative performance is measured against our peers.

The business performance factor is capped at 150, except in the case of the President and CEO where the factor is capped at 125 to align the President and CEO’s compensation opportunity with the market. To recognize that a much greater proportion of the President and CEO’s total compensation is subject to the business performance factor than that of the other named executives, it was concluded that the BPF should have a flatter payout curve above target and a lower cap of 125 for the President and CEO compared to the other named executives, in order to limit the upside potential of awards above target.

Form of award

The total variable compensation award is allocated in cash and equity.

By allocating the equity portion of the award in PSUs and stock options, we ensure a strong link between executive pay and shareholder experience, and also address compensation deferral requirements. To meet compensation deferral requirements, the equity portion of the award is allocated in PSUs and stock options.

Forfeiture and clawbacks	Can be forfeited or clawed back under certain conditions

How we determine the award

Set at the beginning of the year Varies by job level, local market and role	A combination of the business performance factor and an individual performance factor (the ratio is 80:20 for the President and CEO and 70:30 for other named executives) based on the executive’s performance against strategic goals established at the beginning of the year	Determines each executive’s total variable compensation award which is allocated in cash and equity (PSUs and, in Canada, stock options)

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How we fund awards

Calculating the all-bank performance factor

We calculate the all-bank BPF in multiple steps. The board also has the discretion to apply judgment to adjust the factor based on its own assessment of the holistic performance of the bank, including reducing the factor to zero (no payouts) if we deliver results that are significantly below expectations.

1. Assess performance against core financial and non-financial metrics	First, we calculate a preliminary performance factor based on performance against the following core corporate performance metrics.

Strategic focus Increase shareholder value by increasing earnings	Strategic focus Manage our expenses efficiently	Strategic focus Focus on key non-financial metrics
Why it’s important Measures our profitability in net income generated for shareholders	Why it’s important Measures the difference between the rate of growth in total revenue and the rate of growth in operating expenses	Why it’s important Measures our success with respect to clients, and key ESG goals like decarbonization of our operations and representation of equity-deserving groups

2. Modify based on how we performed against our strategic execution metrics and relative to peers

Next, we may adjust the factor up or down based on how we performed against our strategic execution metrics, and our performance relative to peers.

Strategic focus

The application of a modifier based on meeting key strategic and operational objectives, and shareholder value relative to our peers

Why it’s important

The committee determines the application of a modifier in consideration of strategic execution (for 2024: client primacy, deposits growth, balance sheet management and employee engagements), and in determination of our performance relative to our peers against key metrics such as return on equity and earnings per share growth. The total impact of the modifier is limited to +/-15%.

3. Final risk adjustments by the board

Finally, the human capital and compensation committee reviews a risk assessment jointly with the risk committee and the Chief Risk Officer and assesses the appropriateness of the business performance factor. Risk adjustments can be made to reduce the factor, or, new for 2024, can also increase the factor in recognition of exceptional risk and compliance behaviours

The board reduces the factor, including down to zero, if it believes excessive risk was taken to achieve the year’s results. It can increase the factor by up to 10 percentage points to recognize exceptional risk and compliance behaviours

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ABOUT DEFERRED COMPENSATION

Purpose	To reward strong sustained performance over three to 10 years, and link the interests of executives and shareholders

How we determine the reward	The amount of the award is based on a pre-determined allocation of each executive’s total variable compensation award, so that a significant percentage of compensation is deferred. The pre-determined allocations are 75% for the President and CEO and 60% to 70% for other named executives. The committee does not consider the value of awards the executive has received in previous years when it determines new grants

Form of award

Deferred compensation is equity-based and awarded to our Canadian named executives as follows (named executives outside of Canada receive 100% of their deferred compensation awarded as PSUs):

•  80% as PSUs (mid-term incentive)

•   20% as stock options (long-term incentives)

Forfeiture and clawbacks	Deferred compensation can be forfeited or clawed back under certain conditions

	Mid-term Incentive	Long-term Incentive

Purpose	To reward executives for creating sustained shareholder value over three years and achieving specific corporate performance objectives	To retain senior executives, reward them for creating sustained shareholder value over three to 10 years, and link their interests to those of shareholders

Who participates	Vice presidents and above	Senior vice presidents and above

Form of award

PSUs

The amount of the award is converted to PSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. PSUs earn dividend equivalents

Stock options

The amount of the award is converted to options on the sixth trading day in the open trading window following the public release of our year-end financial results, using the estimated compensation value of the stock options on the grant date

The exercise price is either the closing price of our common shares on the TSX on the trading day prior to the grant date, or the volume weighted average trading price for the five trading days immediately preceding the grant date (whichever is higher)

Options cannot be re-priced or exchanged for options with a lower price

Options cannot be sold to a third party – they can only be transferred to a beneficiary or legal representative if the holder dies

You can read more about our stock option plan beginning on page 104

Vesting and payout

PSUs vest and are paid out at the end of the three-year performance period based on our performance (see below for details). Vested units are paid out in cash

The amount the executive receives depends on the number of units that vest and our share price at the time of vesting:

•  the number of units that vest is determined by the performance factor (see pages 87 and 90 to 91)

•   vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date

•   payments are made by December 31 of the year the units vest, and withholding taxes apply

Options vest 50% on the third anniversary date of the grant, and 50% on the fourth anniversary date of the grant

Executives can exercise their options after they vest

The amount the executive receives depends on our share price at the time they exercise the options

Withholding taxes and trading fees apply

Options expire after 10 years. If an option’s expiry date falls during an insider trading blackout period (or within 10 business days after the blackout), it will automatically be extended to 10 business days after the end of the blackout period

Potential adjustments

Our PSUs do not vest without board approval of the final performance factor and resulting payout

As part of the process, the CRO assesses whether a risk adjustment is appropriate. Additionally, the board may use its discretion to adjust the performance factor when the calculated factor may not reflect all of the relevant considerations, taking into account significant events and circumstances (such as a material downturn in financial performance, material failure in managing risk, or events outside of management’s control, etc.)

Such adjustments include the ability to reduce the performance factor to zero

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How we allocate the total variable compensation award

How we calculate the performance factor for the mid-term incentive

The performance factor determines the number of units that will vest at the end of the three-year period. It ranges from 0 to 125. There is no minimum guaranteed level of vesting in our PSU plan. The board reviews the performance factor calculated using the formula below and assesses whether the outcome of the formula makes sense in light of the performance objectives established at the time of grant, overall bank performance and other relevant considerations.

Based on this assessment, the board may apply discretion to adjust the calculated performance factor, including reducing it to zero.

We calculate the performance factor using key financial metrics that are also used to measure our corporate performance:

•	absolute performance is measured against the objectives in our business plan
•	relative performance is measured against our performance comparator group

Objective: increase shareholder value over the medium term

Why it’s important

Measures how efficiently we earn profits on behalf of our shareholders and is a strong indicator of our overall performance

Objective: increase shareholder value as measured by our share performance relative to our peers over the medium term

Why it’s important

Measures the appreciation in our share price compared to our performance comparator group

The board can use its discretion to adjust the performance factor up or down, or eliminate the payout entirely based on its assessment of performance and risk

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2024 Compensation decisions

2024 COMMITTEE WORKPLAN

The human capital and compensation committee follows a comprehensive annual workplan leading up to the board’s year-end pay decisions. During the year the committee received input from the CFO on the financial performance of the bank and at year-end from the CRO on risk-related considerations for incentive pools and payouts, including plan design, individual conduct considerations, performance against risk appetite and capital adequacy. Throughout the year, the committee also received advice from its independent advisor as detailed on page 78.

Key activities undertaken throughout the course of 2024 included:

•	receiving quarterly updates on key human resources risk metrics and emerging issues
•

reviewing and approving the performance metrics for the all-bank business performance factor under the 2024 TVC plan at the February and May meetings, and jointly recommending with the risk committee refinements to material compensation plans for fiscal 2025 including minor changes to the all-bank business performance factor to the board for approval at the October meeting

•

discussing the ISS and Glass Lewis reports and say-on-pay vote recommendations at the committee’s April meeting, together with a review of our peer banks’ performance and pay decisions, and the overall external market context

•	receiving updates on shareholder engagement at the April meeting
•	reviewing the bank’s say-on-pay vote outcome at the committee’s May meeting
•	conducting a mid-year assessment of the President and CEO’s performance in May
•	reviewing trends and developments on CEO and executive pay, as presented by the committee’s independent advisor in August
•

receiving the CFO’s updates on bank performance, including performance relative to peers, and how the all-bank business performance factor and performance share unit factor were trending for 2024, and their impact on the compensation of executives and other employees, at the August meeting, prior to approval of the final factors reflecting full-year performance in December

•	reviewing and approving the compensation targets for the named executives for fiscal 2025 at the December 2024 meeting
•

recommending for board approval the 2024 total direct compensation for executives at the December 2024 meeting, following discussion with the risk committee, the committee’s independent advisor and presentations from the CRO and CFO in respect of the bank’s performance

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2024 BUSINESS PERFORMANCE FACTOR

The process steps and inputs detailed below explain how we determined the 2024 all-bank BPF for the NEOs of 100.

We use a multi-step approach to calculate the all-bank BPF, which determines the funding of total variable compensation: 1) a factor based on financial and client experience/ESG metrics, 2) a modifier based on our strategic execution objectives and performance relative to our peers, and 3) a final adjustment by the board for risk and other considerations. We also believe shareholders are best served by the committee applying sound and thoughtful judgment to final compensation outcomes when appropriate.

1. Performance against financial and non-financial metrics	Results were at or above target for the three corporate performance metrics set for 2024. As illustrated in the chart below, NIACS achieved at target results, operating leverage and client experience/ESG exceeded the target.

2. Apply modifier based on how we performed against our strategic execution metrics and relative to our peers	The committee assessed bank’s performance against our strategic execution metrics and relative to peers.

Rating scale	performance factor -15	performance factor 0	performance factor +15	Actual

-1.6 The bank made important progress in executing against strategic priorities; however, the committee applied a downward adjustment to reflect performance against our peers

Key considerations	Assessment
Strategic execution

•  in line with our medium-term objectives, deploying incremental capital to our priority businesses, while focusing on strengthening our balance sheet with strong Common Equity Tier 1 (CET1) capital ratio[1] and net stable funding ratio[1] performance

•  achieving positive operating leverage, reflecting the significant impact of productivity initiatives in Canadian Banking and International Banking

•  developing primary client relationships and achieving 7% growth in Personal and Commercial deposits across Canadian and International Retail and Commercial Banking and Global Wealth Management

•  maintaining strong employee engagement scores, exceeding the Financial Services average, a testament to the bank’s culture – our ScotiaBond – and the focus on our cultural journey to create a safe space to learn and grow, to promote accountability and inclusivity, and to recognize that we only win when we win together as one team

•  executing towards our long-term vision through a strategic investment in KeyCorp, increasing the capital deployed to our identified priority markets

Relative performance

•  as part of our established process for calculating the BPF, the committee assessed our performance relative to peers against key financial metrics. On balance, it determined that a small negative adjustment is appropriate

Overall adjustment -1.6

[1]

2024 regulatory capital ratios are based on Revised Basel III requirements as determined in accordance with OSFI Guideline – Capital Adequacy Requirements (February 2023). Liquidity coverage ratio has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015). Net stable funding ratio has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021). Please refer to page 19 of the 2024 annual report for more information.

Management proxy circular	89

3. Final risk adjustments by the board

The board did not make an adjustment for risk this year. The Chief Risk Officer led a review of risk-related considerations separate from the mechanisms already embedded in the plans and concluded that the bank had operated within its risk appetite. As such, there was no additional adjustment for risk.

The final business performance factor for 2024 is 100 for the NEOs.

PAYOUT OF 2021 PSU AWARDS

PSUs awarded to the NEOs in 2021 vested on November 30, 2024 (the end of the three-year PSU performance period) after the board approved the performance factor and final payout. The table below shows how we calculated the payouts, which were made in December 2024.

The performance factor for these PSUs is below target at 84, the result of below target three-year average ROE performance and below median three-year relative TSR. This decreased the number of PSUs that vested.

	Number of PSUs granted in 2021		Number of dividend equivalents received		Total PSUs		Performance factor		Vesting price ($)		Payout value on vesting ($)	Value on the date of the grant (2021) ($)	Difference between grant value and payout value

Rajagopal Viswanathan	19,503	+	3,779	=	22,832	X	0.84	X	77.56	=	1,487,518	1,573,600	-5%

Glen Gowland	24,410	+	4,841	=	29,251	x	0.84	x	77.56	=	1,905,717	2,016,000	-5%

Mr. Thomson, Mr. Machen and Mr. Aristeguieta were not bank employees in 2021.

The vesting price is the average closing price of our common shares on the TSX for the 20 trading days ending on December 5, 2024, the day before the first day our trading window opened following the vesting date.

Factoring in dividend equivalents received, the change in share price, and the performance factor, the overall payout compared to the grant value decreased by 5%.

How we calculated the performance factor

We use two steps to calculate the performance factor for the PSU payout: absolute performance against our ROE targets, and relative performance (our TSR compared to our performance comparator group over the three-year period).

90	Scotiabank

Absolute performance factor – ROE

Our three-year average ROE is net income less preferred share dividends, expressed as a percentage of average common shareholders’ equity. ROE is assessed each year against an annual objective, which is in line with the expected earnings target.

	performance factor 0 (threshold	)	performance factor 75	performance factor 100 (target	)	performance factor 125	actual performance	[1]		Absolute performance factor (3-year average)

2024	less than 5.9%		10.6%	11.8%		13.0%	11.3% ▶		89

2023	less than 6.2%		11.2%	12.5%		13.7%	11.7% ▶		85	93[3]

2022[2]	less than 7.7%		13.8%	15.3%		16.8%	15.7% ▶		106

[1]

Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to page 25 (for 2024 adjusted ROE) of the 2024 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. Please refer to page 25 (for 2023 and 2022 adjusted ROE) of the 2023 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

[2]	2022 adjusted ROE has been restated to align with current period calculation.
[3]

The overall ROE factor represents a three-year average and can range from 0 - 125. Annual performance is assessed using straight-line interpolation between and extrapolation above the specified ranges. A threshold of 50% of target ROE must be achieved in order to yield an annual factor above 0.

Relative performance factor – TSR

Our relative TSR is the appreciation in our share price plus dividends reinvested over the three-year period, using the 20 trading-day average closing share price of our common shares on the TSX, compared to the TSR delivered by our performance comparator group. The relative performance factor is calculated by measuring the performance gap between the bank’s 3-year TSR and the median of our performance peer group’s 3-year TSR, multiplied by a constant factor. The lowest factor that can be determined by the formula is 75, however, the committee may, in its discretion, reduce the factor below this level, including down to zero.

	TSR performance target (peer group median	)	Actual performance	Relative performance factor

Three-year TSR	36.2%		8.2%	75

After some discussion and deliberation, the committee concluded that no adjustment would be made to the overall performance factor of 84. Based on a review of performance over the past three years, the CRO concluded that no risk adjustment to the PSU performance factor was appropriate.

Management proxy circular	91

SCOTT THOMSON PRESIDENT AND CHIEF EXECUTIVE OFFICER
Scott Thomson

Mr. Thomson assumed the role of President on December 1, 2022 and became President and CEO on February 1, 2023. He has been a member of the Scotiabank Board of Directors since 2016.

Mr. Thomson is responsible for the overall leadership and strategic direction of Scotiabank. As the CEO, he is accountable to the board of directors for developing, communicating and executing our strategy, with the goal of delivering profitable and sustainable growth over the long-term for our key stakeholders including clients, shareholders, employees and communities, while continuing to comply with all governance and regulatory requirements.

CEO PERFORMANCE HIGHLIGHTS

2024 was a second year of transition as we began to execute our refreshed strategy to deliver profitable and sustainable growth over the medium to long-term. Mr. Thomson has led the bank in executing against the strategy and advanced its key priorities. In 2024, we took important steps to strengthen our balance sheet, including reducing our wholesale funding requirement, maintaining strong liquidity metrics, increasing our CET1 ratio, and increasing our deposits. He has ensured we are disciplined in how and where we allocate capital, investing in areas that will drive growth for the bank, while optimizing existing capital in those markets that have seen lower returns. Highlights of our financial results are presented below:

	2024[1]	2023[2]	Change

Adjusted total revenue	$33,813 million	$31,847 million	6.2%

Adjusted net income	$8,627 million	$8,363 million	3.2%

Adjusted return on equity	11.3%	11.6%	-30 bps

Adjusted diluted earnings per share	$6.47	$6.48	-0.2%

[1]  Financial results are presented on an adjusted basis and are non-GAAP financial measures. Adjusted results remove certain specified items from revenue, non-interest expenses, income taxes and non-controlling interest. Net income and diluted EPS have been adjusted for divestitures and wind-down of operations, impairment of non-financial assets, restructuring charge and severance provisions, legal provision, amortization of acquisition-related intangible assets, consolidation of real estate and contract termination costs, and the Canada Recovery Dividend. Please refer to pages 20 (for total revenue, net income after tax and diluted EPS) and 25 (for ROE) of the 2024 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results. The 2024 annual report is available on SEDAR+ at www.sedarplus.ca and on Scotiabank’s website at https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

[2]  The bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated.

The table below summarizes the President and CEO’s accomplishments relative to key performance objectives established at the beginning of the fiscal year.

Strategic deliverables	Results

Deliver strong results through capital headwinds

Maintained strong funding and liquidity profile through solid personal and commercial deposit growth

Delivered stable earnings attributable to thoughtful and deliberate financial forecasting

Profitably deployed capital into the U.S. market through investment in KeyCorp

Bring the strategy to fruition

Launched and made early progress against new strategic priorities, delivering solid revenue growth and positive operating leverage, while redeploying capital to priority markets

Introduced our culture ambition, ScotiaBond, a set of core values and key behaviours needed to cultivate a culture of high performance and build a strong future for our clients, shareholders and Scotiabankers globally

Greater emphasis on deeper, multi-product client relationships	Grew the number of primary clients across our Canadian and International Retail businesses by approximately 280,000

Demonstrate responsibility towards our communities	Released the Truth & Reconciliation Action Plan outlining commitments designed to progress reconciliation with Indigenous Peoples in Canada

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President and CEO compensation

The board sets the President and CEO’s target and compensation mix based on the following: the target and actual compensation of peer bank CEOs, the size and geographic breadth and complexity of the business, performance and experience in the role, and the bank’s overall performance under the leadership of Mr. Thomson. At year end, CEO performance is assessed based on all-bank results as measured against the three corporate performance metrics included in the BPF, and on the achievement of key strategic and operational goals. The committee determines the compensation of the President and CEO taking into account the broader context of the bank’s performance, the shareholder experience and the external regulatory and economic environment.

As previously disclosed, Mr. Thomson’s target compensation for fiscal 2024 was set by the board at $9.5 million, composed of a base salary of $1.0 million and a total variable compensation target of $8.5 million.

When determining the compensation for Mr. Thomson, the board reflected on his leadership and performance during a second year of transition for the bank, and his role in the execution of Scotiabank’s refreshed strategy. Under Mr. Thomson’s leadership, Scotiabank has successfully laid the groundwork necessary to execute our vision to deliver profitable and sustainable growth. Mr. Thomson also successfully oversaw the transition of several new members onto Scotiabank’s executive leadership team, who bring a wealth of experience and new perspectives to our bank.

Based on the considerations outlined above, the board applied an IPF of 115% and total direct compensation of $9.76 million for Mr. Thomson.

	2024		2023[1]

	Actual	Target	Actual	Target
Base salary	$1,000,000	$1,000,000	$917,808	$917,808
Total variable compensation	$8,760,000	$8,500,000	$6,790,000	$7,791,667
Cash	$2,190,000	$2,125,000	$1,697,500	$1,947,917
Deferred[2]	$6,570,000	$6,375,000	$5,092,500	$5,843,750
Total direct compensation	$9,760,000	$9,500,000	$7,707,808	$8,709,475

1. Mr. Thomson’s 2023 target and awarded compensation was based on his start date as President on December 1, 2022. 2. Awarded 80% in PSUs and 20% in stock options.

President and CEO target compensation for 2025

During the 2024 fiscal year, the committee worked with its independent advisor, Hugessen Consulting, to review the target compensation for the President and CEO. Following the review, the committee recommended and the board approved an increase in the President and CEO’s total direct compensation target to $11.5 million for 2025, with a view to achieving and maintaining appropriate competitive positioning among the large Canadian banks.

Share ownership (as at October 31, 2024)

Values are based on $71.69, the closing price of our common shares on the TSX on October 31, 2024.

	Common Shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership requirement
Mr. Thomson	$3,848,761	$2,287,874	$5,209,063	$11,345,697	11x	yes

President and CEO compensation awarded vs. realized and realizable pay from 2020 to 2024

The table below compares the compensation awarded to the President and CEO over the past five years and the value realized or realizable as at December 31, 2024, where 2020 to 2022 represent Mr. Porter’s compensation awarded and 2023 onwards represents Mr. Thomson’s compensation awarded.

We also compare the compensation values to the value earned by shareholders, indexed to $100 to show a meaningful comparison.

Overall, the value shareholders received over the last five years has exceeded the President and CEO’s realized and realizable compensation. The realized and realizable value includes salary and cash incentive awards, the value at vesting of share units granted and the current value of units that are outstanding, the value of stock options exercised during the period and the value

Management proxy circular	93

of outstanding stock options that are in-the-money. The values in this table can vary significantly from year to year based on changes in share price, when the awards vest and when stock options are exercised.

The realized and realizable pay analysis shows that the bank’s compensation program has performed as intended, reinforcing accountability by clearly aligning compensation with individual and bank performance. The compensation realized and realizable at each year end over the past five years fluctuates with Scotiabank’s share performance, as the majority of the President and CEO’s direct compensation is deferred and at risk.

	CEO	Compensation awarded[1] ($ millions)	Realized pay[2] ($ millions)	Realizable pay[3] ($ millions) as at December 31, 2024	Compensation realized and realizable ($ millions)		Value of $100
						Period	CEO[4]	Shareholder[5]

2020	Porter	9.9	10.4	–	10.4	Oct 31, 2019 to Dec 31, 2024	105	136

2021	Porter	11.4	9.5	–	9.5	Oct 31, 2020 to Dec 31, 2024	84	175

2022	Porter	11.4	3.8	9.7	13.6	Oct 31, 2021 to Dec 31, 2024	119	114

2023	Thomson	7.7	2.6	8.6	11.2	Oct 31, 2022 to Dec 31, 2024	145	133

2024	Thomson	9.8	3.2	5.2	8.4	Oct 31, 2023 to Dec 31, 2024	86	146

						Average	108	141

[1]	Compensation awarded includes salary received during the year and variable compensation awarded at year-end for performance during the year.
[2]	Realized pay includes salary, cash incentive, payout of share units granted during the period, and the value of options both granted and exercised during the period.
[3]	Realizable pay includes the current value of unvested units granted during the period and the in-the-money value of options outstanding.
[4]

The compensation realized or realizable for each $100 awarded in total direct compensation during the fiscal year indicated. 2024 and 2023 represents Mr. Thomson’s compensation, and 2020 to 2022 represent Mr. Porter’s compensation.

[5]	The cumulative value of $100 invested in Scotiabank common shares on the first trading day of the period indicated, assuming reinvestment of dividends.

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RAJAGOPAL VISWANATHAN, GROUP HEAD AND CHIEF FINANCIAL OFFICER

Rajagopal Viswanathan

Rajagopal (Raj) Viswanathan was appointed Group Head and Chief Financial Officer on December 1, 2019. In this role, Mr. Viswanathan leads the Finance Department, including business line finance groups, capital management, investor relations, strategic transactions, global taxation, economics and group treasury functions.

Mr. Viswanathan joined Scotiabank in 2002 and has held progressively senior positions in internal audit and finance since that time. In 2018, he was appointed Executive Vice President and Chief Financial Officer, establishing key processes for planning and analysis to support business decisions, and leading opportunities to enhance shareholder returns. Prior to this role, Mr. Viswanathan was Senior Vice President and Chief Accountant, responsible for overseeing the chief accountant’s group which includes responsibilities for capital management, accounting policies and procedures, and financial analysis and reporting.

2024 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Viswanathan’s leadership in the following notable ways.

Strategic deliverables	Results

Deliver strategic initiatives to support bank financial performance

Provided better discipline in financial resource allocation to the businesses, optimized returns and facilitated the completion of the strategic investment in KeyCorp

Led effective management of capital and liquidity ratios, exceeding the bank’s plan across key profitability metrics

Continued to identify innovative opportunities to deliver productivity and sustained value

Instill a robust controls & governance environment	Consistently reinforced a controls and governance mindset by shaping the culture and setting the standard for others

Drive a winning culture and high performing team	Maintained focus on the bank’s diversity, equity and inclusion strategy, strong employee engagement and driving a high-performance culture where employees feel safe to speak up

Act as a respected voice to shareholders and clients	Highly trusted and credible leader with shareholders and clients due to his ability to distill financial insights in a clear and meaningful way

2024 Compensation

	2024	2023
Base salary	$650,000	$650,000
Total variable compensation	$3,850,000	$2,820,000
Cash	$1,155,000	$846,000
Deferred[1]	$2,695,000	$1,974,000
Total direct compensation	$4,500,000	$3,470,000

[1] Awarded 80% in PSUs and 20% in stock options.
Salary for 2024
Mr. Viswanathan’s salary remained at $650,000 for fiscal 2024.
Total variable compensation
Mr. Viswanathan’s 2024 total direct compensation target has been increased in recognition of his leadership, performance and market position. Mr. Viswanathan’s actual total direct compensation has been determined recognizing his exceptional leadership and performance against strategic deliverables and considering the overall performance of the bank. The year-over-year increase is driven by a full year at his new total variable compensation target, and a higher BPF and IPF, the latter in recognition of his individual contributions. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2024)

Values are based on $71.69, the closing price of our common shares on the TSX on October 31, 2024.

Common shares	PSUs	Total value	As a multiple of base salary	Meets share ownership guideline

$2,651,090	$5,609,595	$8,260,685	13x	yes

Management proxy circular	95

TRAVIS MACHEN, CEO AND GROUP HEAD, GLOBAL BANKING AND MARKETS

Travis Machen

Travis Machen was appointed CEO and Group Head of Global Banking and Markets (GBM) in May 2024. In this role, he will build on Scotiabank’s unique North American reach and GBM’s strategic presence in Latin America, Europe and Asia Pacific to deliver sustainable and profitable growth for the bank’s global wholesale banking business.

Mr. Machen brings over 25 years of industry expertise across corporate, investment and commercial banking. He has a significant track record of successfully executing on merger and acquisition advisory mandates and he brings deep knowledge of the financial services industry regulatory landscape and is a member of the Financial Sector Advisory Council for the Federal Reserve Bank of Dallas.

2024 Performance

Reported net income attributable to equity holders was $1,688 million, a decrease of $80 million. The decline was due largely to higher non-interest expenses, lower net interest income, and lower non-interest income, partly offset by lower provision for credit losses, lower income tax expense and the positive impact of foreign currency translation. Return on equity was 11.0% compared to 12.2% in the prior year.

The financial results of Global Banking and Markets are presented below:

	2024	2023[1]	Change

Total revenue	$5,413 million	$5,552 million	-2.5%

Net income attributable to equity holders	$1,688 million	$1,768 million	-4.5%

Return on equity	11.0%	12.2%	-120 bps

1. The bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated.

Scotiabank continued to deliver against its strategic objectives this year under Mr. Machen’s leadership in the following notable ways.

Strategic deliverables	Results

Increase relevance to strategic clients	Contributed to the enhancement of Global Transaction Banking capabilities in the U.S.

Strengthen capital markets offerings and advisory services

Grew fee and commissions revenue by approximately 14% this year by providing a holistic suite of services to clients

Streamlined and improved capital pricing, liquidity management, and measuring of profitable growth

Drive a winning culture and high performing team

Appointed new leadership in the U.S. dedicated to building the requisite risk management and controls needed to execute on the U.S. expansion strategy

Conducted strategic business reviews across North America to increase team and process effectiveness

Leverage footprint to generate diverse and sustainable earnings	Launched the Multinational Client Pilot Program with a select group of clients to provide a comprehensive value proposition

2024 Compensation

2024[1,2]
Base salary	$432,528
Total variable compensation	$4,690,839
Cash[3]	$1,407,252
Deferred[3,4]	$3,283,587
Total direct compensation	$5,123,366

[1]  Mr. Machen’s awarded compensation based on his start date of May 6, 2024.

[2]  Mr. Machen is paid entirely in U.S. dollars. His compensation has been converted to CAD for disclosure purposes. See summary compensation table on pages 100 and 101 for additional details.

[3]  Mr. Machen also received a sign-on cash award of US$ 1,700,000 and restricted share unit (RSU) award of US$ 3,600,000. For more information about the RSU plan, please refer to page 113.

[4]  As an executive based outside of Canada, Mr. Machen received 100% of his deferred compensation as PSUs.

Salary for 2024
Effective May 6, 2024, Mr. Machen’s was hired as CEO and Group Head of Global Banking and Markets, and his annual salary was US$ 650,000 for fiscal 2024.
Total variable compensation

Mr. Machen’s 2024 total direct compensation target was set considering publicly disclosed compensation information for similar roles in peer banks’ proxy circulars, as well as his experience and skill set. His sign-on awards were determined with reference to compensation he forfeited at his previous employer. Mr. Machen’s 2024 actual total direct compensation was determined based on his personal performance during the fiscal year, and that of the bank and the financial results of Global Banking and Markets. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2024)

Values are based on $71.69, the closing price of our common shares on the TSX on October 31, 2024.

RSUs	Total value	As a multiple of cash compensation	Meets share ownership guideline

$5,628,897	$5,628,897	1.5x	On track[1]
1.

As a newly hired executive, Mr. Machen has five years to meet his share ownership guideline of 2x total cash compensation. For 2024, the share ownership multiple of cash compensation is based on his full-year target.

96	Scotiabank

FRANCISCO ARISTEGUIETA, GROUP HEAD, INTERNATIONAL BANKING

Francisco Aristeguieta

Mr. Aristeguieta was hired as Strategic Advisor to the CEO on April 10, 2023, and became Group Head, International Banking on May 1, 2023. A seasoned transformational leader, Mr. Aristeguieta has more than 30 years of international banking experience with major global financial services organizations, leading country operations and overseeing business lines that stretch across Latin America and other international markets.

As the Group Head with executive responsibility for International Banking, Mr. Aristeguieta oversees all of International Banking’s personal, small business and commercial banking operations globally outside of Canada.

2024 Performance

Adjusted net income attributable to equity holders[1] was $2,737 million, an increase of $258 million. The increase was due largely to higher net interest income and non-interest income and the positive impact of foreign currency translation, partly offset by higher provision for credit losses, non-interest expenses and provision for income taxes. Adjusted return on equity[1] was 14.4% compared to 13.1% in the prior year.

The adjusted financial results of International Banking are presented below:

	2024[1]	2023[2]	Change

Adjusted total revenue	$11,989 million	$11,041 million	8.6%

Adjusted net income attributable to equity holders	$2,737 million	$2,479 million	10.4%

Adjusted return on equity	14.4%	13.1%	130bps

1. Financial results are presented on an adjusted basis and are non-GAAP financial measures. Please refer to pages 40 (for total revenue and net income attributable to equity holders of the International Banking business) and 25 (for ROE of the International Banking business) of the 2024 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

2.   The bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated.

The table below summarizes Mr. Aristeguieta’s results relative to key performance objectives established for 2024:

Strategic deliverables	Results

Consolidate a strong client franchise

Made significant progress in implementing a client-centric regionalized business model and redefined our client value proposition across market segments

Delivered solid growth, strengthened the balance sheet and created the foundation to fund the growth agenda for 2025+

Grow client primacy through target segment-specific value propositions	Improved client primacy through deepened client relationships with a focus on multi-product offerings

Drive sustainable profitable growth in higher returning segments and geographies while de-emphasizing underperforming businesses

Achieved strong financial performance across adjusted earnings, operating leverage, and risk-weighted assets

Announced the sale of CrediScotia in Peru, a key milestone in focusing on our core businesses

Standardize operating model for deliberate scale and efficiency

Established a segment-driven organizational structure, and appointed key regional leaders to ensure successful execution on business transformation agenda

Maintained strong risk culture and high employee engagement

2024 Compensation

	2024[1]	2023[1,2]
Base salary	$816,356	$454,426
Total variable compensation	$8,051,440	$3,772,182
Cash	$2,415,432	$1,131,655
Deferred[3]	$5,636,008	$2,640,527
Total direct compensation	$8,867,796	$4,226,608

1. Mr. Aristeguieta is paid entirely in U.S. dollars. His compensation has been converted to CAD for disclosure purposes. See summary compensation table on pages 100 and 101 for additional details.

2.   Mr. Aristeguieta’s 2023 awarded compensation was based on his start date as Strategic Advisor on April 10, 2023.

3.   As an executive based outside of Canada, Mr. Aristeguieta received 100% of his deferred compensation as PSUs.

Salary for 2024
Mr. Aristeguieta’s salary remained at US$ 600,000 for fiscal 2024.
Total variable compensation
Mr. Aristeguieta’s total direct compensation target has been set in recognition of his execution of the role, and relative to peers. Mr. Aristeguieta’s actual 2024 total direct compensation has been determined in recognition of his leadership and performance against strategic deliverables, and considering the overall performance of the bank and International Banking segment. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2024)

Values are based on $71.69, the closing price of our common shares on the TSX on October 31, 2024.

PSUs	RSUs	Total value	As a multiple of base salary	Meets share ownership guideline

$3,376,085	$1,607,333	$4,983,417	6x	yes

Management proxy circular	97

GLEN GOWLAND, VICE CHAIR

Glen Gowland

Glen Gowland was appointed Vice Chair at Scotiabank on December 1, 2023. Previously, he served as Group Head, Global Wealth Management, in which he was responsible for growing Scotiabank’s wealth management business globally and executing strategies that deliver total wealth solutions to the bank’s current and prospective clients.

Mr. Gowland has over 25 years of investment management and banking experience. Since joining Scotiabank in 2000, he has held senior leadership roles in both Wealth Management and Asset Management. He has also served on and chaired numerous boards, including Co-Chair of Scotia Capital Inc. and Chair of the Investment Funds Institute of Canada.

As previously announced, Mr. Gowland retired from the bank effective December 31, 2024.

2024 Performance

Scotiabank continued to deliver against its strategic objectives this year under Mr. Gowland’s leadership in the following notable ways.

Strategic deliverables	Results

Promote and support the refreshed strategy

Delivered valuable insights to the CEO and leadership team to assist in the acceleration of Scotiabank’s refreshed strategy

Helped drive deeper and more meaningful relationships with primary clients that resulted in 10% earnings growth in Global Wealth Management

Share expertise to guide organization and industry toward the proper path

Provided essential counsel to the Canadian Bankers Association, influencing outcomes on industry-wide priorities

Acted as key counsel to new leaders within the organization, ensuring a seamless transition of leadership

Advance key strategic initiatives	Instrumental in the Grow Quebec strategy, leading efforts to appoint new leadership Repositioned governance and discipline for Scotiabank’s pension plans

2024 Compensation

	2024	2023
Base salary	$700,000	$700,000
Total variable compensation	$4,120,000	$3,810,000
Cash	$1,236,000	$1,143,000
Deferred[1]	$2,884,000	$2,667,000
Total direct compensation	$4,820,000	$4,510,000

[1] Awarded 80% in PSUs and 20% in stock options.
Salary for 2024
Mr. Gowland’s salary remained at $700,000 for fiscal 2024.

Total variable compensation

Mr. Gowland’s 2024 total direct compensation target has been set in recognition of his execution of the role and positioning relative to peers. Mr. Gowland’s actual total direct compensation has been determined recognizing his leadership and performance against strategic deliverables, while considering the overall performance of the bank. A significant portion of his total variable compensation award was allocated in deferred compensation to reward for sustained future performance.

Share ownership (as at October 31, 2024)

Values are based on $71.69, the closing price of our common shares on the TSX on October 31, 2024.

Common shares	DSUs	PSUs	Total value	As a multiple of base salary	Meets share ownership guideline

$227,752	$4,207,993	$7,611,144	$12,046,889	17x	yes

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Share performance and cost of management

SHARE PERFORMANCE

The graph compares our share performance to our performance comparator group, the Canadian stock market and total compensation awarded to our named executives for the past five years ending October 31, 2024 (the 2019 and 2023 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years). The total compensation awarded to our named executives is generally aligned to the bank’s performance, as well as to shareholder and TSX composite returns.

For comparison purposes, TSR assumes:

•  $100 was invested in Scotiabank common shares on November 1, 2019 and dividends were reinvested over the five-year period

•  $100 was also invested for each company in our performance comparator group and dividends were also reinvested over the same period (the graph shows the peer group median)

•  $100 was invested in the S&P/TSX Composite Index on the same date and dividends were also reinvested.

Cost of Management (Total NEO Pay vs TSR)

Total Shareholder Return ($)
250
200
150
100
50
0
Total NEO Pay ($ millions)
100
75
50
25
0
2019
2020
2021
2022
2023
2024
Total NEO Pay
Peer Group Median TSR
S&P/TSX Composite TSR
Scotiabank TSR

Our performance comparator group includes Bank of Montreal, Canadian Imperial Bank of Commerce, Royal Bank of Canada, TD Bank, and National Bank.

Total compensation includes base salary, annual cash incentive and the grant value of RSUs, PSUs and stock option awards for the top five highest-paid named executives for the past five years (as disclosed in our circular for prior years).

TSR Index (2019= 100)	2019	2020	2021	2022	2023	2024
Scotiabank TSR	100	79	119	99	94	125
Peer Group Median TSR	100	94	148	130	124	194
S&P/TSX Composite TSR	100	98	136	129	130	171
Total compensation paid to our NEOs ($ millions)	35	29	32	39	33	41

COST OF MANAGEMENT

Cost of management is a measure we and other Canadian financial institutions use to show how corporate performance compares to compensation awarded to senior officers. We calculate the ratio by dividing total compensation awarded to our named executives by net income after tax (NIAT) for each of the last five years, where:

•

total compensation includes salary, total variable compensation including the cash portion and the grant value of RSUs, PSUs and stock options, the compensatory portion of the change in the accrued pension obligation in the year, and all other regular compensation as reported in the summary compensation table (the 2019 and 2023 figures include the total compensation for only the top five paid named executives for comparison purposes, although six named executives were disclosed in both fiscal years)

•	adjusted NIAT is as disclosed in the consolidated statement of income for each of the last five fiscal years.

	Total compensation awarded to named executives ($ millions)	NIAT[1] ($ millions)	Cost of management (%)
2024	41.3	8,627	0.48%
2023	33.5	8,363	0.40%
2022	39.2	10,749	0.36%
2021	32.3	10,169	0.32%
2020	29.4	6,961	0.42%
[1]

2024 net income was adjusted upwards by $735 million (reported results: $7,892 million), resulting from divestitures and wind-down of operations, impairment of non-financial assets, restructuring charge and severance provisions, legal provision, amortization of acquisition-related intangible assets, consolidation of real estate and contract termination costs, and the Canada Recovery Dividend. Please refer to page 20 of the 2024 annual report for reconciliation of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The Bank adopted IFRS 17 effective November 1, 2023. As required under the new accounting standard, prior period amounts have been restated. 2023 net income was adjusted for acquisition and divestiture-related costs, restructuring and severance provisions, consolidation of real estate and contract termination costs, impairment of non-financial assets, and the Canada Recovery Dividend (reported results: $7,450). Please refer to page 22 of the 2024 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2022 net income was adjusted for the impact of acquisition and divestiture-related costs, restructuring and other provisions, as well as support costs for the Scene+ loyalty program (reported results: $10,174 million). Please refer to page 18 of the 2022 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2021 net income was adjusted for the impact of restructuring and other provisions, as well as acquisition and divestiture-related costs of $214 million (reported results: $9,955 million). Please refer to page 19 of the 2021 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. 2020 net income was adjusted for the impact of acquisition and divestiture-related costs of $108 million (reported results: $6,853 million). Please refer to page 19 of the 2020 annual report for reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein. The bank’s annual reports are available on SEDAR+ at www.sedarplus.ca and on Scotiabank’s https://www.scotiabank.com/ca/en/about/investors-shareholders/annual-reports.html.

Management proxy circular	99

2024 Executive compensation details

SUMMARY COMPENSATION TABLE

The table below shows the total compensation each NEO earned in the last three fiscal years. We report the share and option awards granted after the end of the fiscal year to reflect decisions made during the 2024 compensation review, rather than awards granted at the outset of fiscal 2024 from the 2023 compensation review. We do not offer long-term, non-equity incentive compensation to our NEOs.

Named executive	Year	Fiscal salary[5] ($)	Share awards[6] ($)	Option awards[7] ($)	Annual incentive plan[8] ($)	Pension value[9] ($)	All other compensation[10] ($)	Total compensation ($)

Scott Thomson	2024	1,000,000	5,256,000	1,314,000	2,190,000	553,000	3,600	10,316,600
President and Chief Executive Officer[1]	2023	917,808	4,096,917	1,018,500	1,697,500	516,000	1,156,994	9,403,719
	2022	0	319,722	0	0	0	0	319,722

Rajagopal Viswanathan	2024	650,000	2,156,000	539,000	1,155,000	117,000	3,600	4,620,600
Group Head, Chief Financial Officer	2023	650,000	1,579,200	394,800	846,000	114,000	3,600	3,587,600
	2022	583,562	1,649,200	412,300	883,500	151,000	3,600	3,683,162

Travis Machen	2024	432,528	8,239,887	0	1,407,252	0	2,421,567	12,501,233
CEO and Group Head, Global Banking and Markets[2]

Francisco Aristeguieta	2024	816,356	5,636,008	0	2,415,432	46,736	0	8,914,532
Group Head, International Banking[3]	2023	454,426	5,343,727	0	1,131,655	2,697	0	6,932,505

Glen Gowland	2024	700,000	2,307,200	576,800	1,236,000	154,000	3,600	4,977,600
Vice Chair[4]	2023	700,000	2,133,600	533,400	1,143,000	150,000	3,600	4,663,600
	2022	600,000	2,352,000	588,000	1,260,000	199,000	3,600	5,002,600

[1]	Mr. Thomson assumed the role of President on December 1, 2022 and became President and CEO on February 1, 2023. Compensation awarded for 2023 is based on his start date.

[2]

Mr. Machen joined the bank and was appointed CEO & Group Head, Global Banking and Markets effective May 6, 2024. Mr. Machen is paid entirely in U.S. dollars and his compensation awarded for 2024 is based on start date.

[3]

Mr. Aristeguieta was hired as Strategic Advisor to the CEO on April 10, 2023, and became Group Head, International Banking on May 1, 2023. Mr. Aristeguieta is paid entirely in U.S. dollars and his compensation awarded for 2023 is based on his start date.

[4]	As previously announced, Mr. Gowland retired from the bank effective December 31, 2024.

[5]	Mr. Machen’s and Mr. Aristeguieta’s salaries were converted to Canadian dollars using the 2024 fiscal year average exchange rate of: US$1.00 = C$1.3606.

[6]

For compensation purposes, we value PSU awards using the 20 trading day average closing price of our common shares at the time of grant to smooth out short-term aberrations in the share price. The accounting fair value is based on the closing price of our common shares on the TSX on the grant date. 100% of the payout value of the PSU award is based on performance criteria on vesting.

The accounting fair value of each 2024 PSU award is approximately 0.9% more than the compensation value shown in the summary compensation table, 2.0% more for 2023 and 1.9% more for 2022.

	Grant date	Grant date fair value	Accounting fair value

2024	December 5	$77.56	$78.29

2023	December 1	$59.79	$61.00

2022	December 1	$68.85	$70.16

Mr. Thomson’s 2022 and 2023 share awards have been restated to reflect $319,722 and $22,917 in Director DSU awards, respectively. These fees were previously disclosed in the 2022 and 2023 director compensation tables, respectively. Mr. Thomson ceased to be paid as a director upon becoming President of the bank on December 1, 2022. All of his Director DSUs, including those earned in fiscal 2023, were exchanged for DSUs on December 1, 2022 when he became an officer of the bank.

Mr. Machen’s fiscal 2024 share awards include a PSU award of US$2,345,000 based on his 2024 performance and an additional one-time RSU award of US$3,600,000, granted at time of hire. The one-time RSU award vests 50% in November 2025 and 50% in November 2026. For more information about the RSU plan, please refer to page 113. These amounts have been converted to Canadian dollars using the exchange rates as of the grant dates (US$1.00 = C$1.4002 for the PSU award and US$1.00 = C$1.3768 for the RSU award).

Mr. Aristeguieta’s fiscal 2023 share awards included a PSU award of US$1,946,000 based on his 2023 performance and an additional one-time RSU award of US$2,000,000, granted at time of hire. The one-time RSU award vested 50% in November 2023 and 50% in November 2024. For more information about the RSU plan, please refer to page 113. These amounts have been converted to Canadian dollars using the exchange rates as of the grant dates (US$1.00 = C$1.3569 for the PSU award and US$1.00 = C$1.3516 for the RSU award).

[7]	We use the Black-Scholes model to value stock option awards.

The fair value of option awards granted in 2024 is based on a five-year average compensation fair value.

Compensation fair value is different than the accounting fair value disclosed in our financial statements and the following assumptions were used:

	Term	Share price volatility	Dividend yield	Risk- free rate

2024	10 years	19.49%	4.82%	3.06%

2023	10 years	19.11%	4.63%	4.12%

2022	10 years	18.61%	4.40%	3.19%

The assumptions used to calculate the accounting fair value of the 2024 option awards for NEOs are different in two ways:

•	we used an expected life of 7.16 years, instead of the full term of 10 years, in accordance with IFRS 2, Share-based Payment

•	we based volatility on historic and implied volatility and the current dividend yield

The accounting fair value of each 2024 option award is approximately 5% less than the compensation value shown in the summary compensation table, 30% more for 2023 and 2% more for 2022.

The table below shows the differences in the compensation and accounting fair values as a percentage of the grant price.

	Grant date	Grant price	Compensation fair value (as a % of the grant price)	Accounting fair value (as a % of the grant price)

2024	December 12	$79.13	10.7%	10.1%

2023	December 7	$59.99	9.8%	12.8%

2022	December 8	$68.58	9.7%	9.9%

[8]	Annual incentive plan is the annual cash incentive (non-equity incentive plan compensation) earned by the named executives.

Mr. Machen’s and Mr. Aristeguieta’s fiscal 2024 annual incentive plan payouts of US$1,005,000 and US$1,725,000, respectively, have been converted to Canadian dollars using the exchange rate as at time of payout of: US$1.00 = C$1.4002.

100	Scotiabank

[9]	Pension value is the compensatory change described beginning on page 107.

For executives with defined benefit (DB) arrangements (Mr. Viswanathan and Mr. Gowland), compensatory changes are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies. The compensatory change amount fluctuates from year to year, even in cases where an executive accrues a flat pension amount, due to changes in market conditions.

For executives with defined contribution (DC) arrangements (Mr. Thomson, Mr. Machen and Mr. Aristeguieta), the compensatory change amounts reflect (notional) employer contributions during the year.

Mr. Thomson is provided with a supplementary pension arrangement in the form of a notional DC plan in which he receives combined notional bank contributions of 18% of base salary and target cash variable pay. Notional investment returns are credited and linked to his returns in the DC component of the SPP, in which he also participates per the terms of that plan. Providing a CEO executive pension as a DC arrangement instead of a DB arrangement is an evolution from the typical CEO DB pension plan design provided by us in the past and by other Canadian banks currently; however, it is better aligned with global banking practices and CEOs outside the banking industry in Canada. Mr. Thomson’s executive pension arrangement costs are expected to be stable and comparatively lower than they would be under a DB pension plan.

Mr. Machen only became eligible to join the U.S. 401(k) in December 2024.

Mr. Aristeguieta participates in the Scotiabank U.S. 401(k) DC plan. The pension value shown in the table above reflects a conversion rate of: US$1.00 = C$1.3606.

[10]	All other compensation includes perquisites and other taxable benefits. Amounts totaling greater than $50,000 and 10% of the salary of each named executive are disclosed.

Amounts in this column do not include dividend equivalents earned on PSU awards because dividends are factored into the fair value calculation at the time of grant.

The amounts shown for Mr. Thomson in 2024, and Mr. Viswanathan and Mr. Gowland in all years include Scotiabank’s contribution to ESOP. Named executives may participate in the plan on the same terms as our other employees. Employees can purchase our common shares and the bank contributes an additional 60% to the purchase up to specified limits.

In 2024, Mr. Machen received a one time cash award of US$1,700,000 (C$2,322,295) at time of hire, to replace forgone compensation from his previous employer and in recognition of the experience and expertise that he would bring to the role. Additionally, Mr. Machen received an executive allowance of US$72,962 (C$99,272) in fiscal 2024.

In 2023, Mr. Thomson’s all other compensation covered expenses for his relocation and transition to Toronto including transportation and related costs Mr. Thomson incurred prior to his family’s relocation.

Management proxy circular	101

INCENTIVE PLAN AWARDS

Outstanding share and option awards

The table below includes awards granted previously as at October 31, 2024:

•

the value of unexercised in-the-money options equals the closing price of our common shares on October 31, 2024 ($71.69) minus the exercise price of the option awards, multiplied by the number of outstanding options

•

the value of unvested PSU awards on October 31, 2024 equals the closing price of our common shares on October 31, 2024 ($71.69) multiplied by the number of units outstanding. This table values the PSUs using performance at target (factor of 100), however, the number of PSUs that may vest can range from 0 to 125 of target. The 2021 PSUs vested on November 30, 2024 and details on the valuation and performance factors for these awards are set out on pages 90 to 91

•	the value of DSU and RSU awards on October 31, 2024 equals the closing price of our common shares on October 31, 2024 ($71.69) multiplied by the number of units outstanding.

Outstanding share and option awards as at October 31, 2024

	Option-based awards					Share-based awards
	Grant date	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Grant date	Plan	Number of share units that have not vested (#)	Market value of awards that have not vested ($)	Number of DSUs outstanding (all of these DSUs have vested)	Market or payout value of vested share unit awards not paid out or distributed ($)
Scott Thomson[1]						01/12/22	DSU			31,551	2,261,891
						27/01/23	DSU			362	25,952
	07/12/23	173,244	59.99	07/12/33	2,026,955	01/12/23	PSU	72,661	5,209,067
Total		173,244			2,026,955			72,661	5,209,067	31,913	2,287,843
Rajagopal Viswanathan[2]	08/12/14	5,488	68.32	08/12/24	18,495
	01/12/16	5,496	74.14	01/12/26	–
	07/12/17	4,956	81.81	07/12/27	–
	06/12/18	10,248	72.28	06/12/28	–
	05/12/19	28,410	74.34	05/12/29	–
	10/12/20	46,628	68.36	10/12/30	155,271
	09/12/21	44,692	85.46	09/12/31	–	02/12/21	PSU	22,832	1,636,826
	08/12/22	61,978	68.58	08/12/32	192,752	01/12/22	PSU	27,250	1,953,553
	07/12/23	67,156	59.99	07/12/33	785,725	01/12/23	PSU	28,165	2,019,149
Total		275,052			1,152,243			78,247	5,609,527
Travis Machen						30/05/24	RSU	78,517	5,628,884
Total								78,517	5,628,884
Francisco Aristeguieta						01/12/23	PSU	47,093	3,376,097
						10/04/23	RSU	22,421	1,607,361
Total								69,514	4,983,459
Glen Gowland						19/12/14	DSU			5,314	380,961
	03/12/15	18,188	60.67	03/12/25	200,432	18/12/15	DSU			6,262	448,923
	01/12/16	16,984	74.14	01/12/26	–	16/12/15	DSU			7,431	532,728
	07/12/17	15,692	81.81	07/12/27	–	15/12/17	DSU			5,172	370,781
	06/12/18	23,570	72.28	06/12/28	–	14/12/18	DSU			6,946	497,959
	05/12/19	34,350	74.34	05/12/29	–	13/12/19	DSU			16,060	1,151,341
	10/12/20	49,828	68.36	10/12/30	165,927	14/12/20	DSU			11,512	825,295
	09/12/21	57,258	85.46	09/12/31	–	02/12/21	PSU	29,251	2,097,004
	08/12/22	88,392	68.58	08/12/32	274,899	01/12/22	PSU	38,863	2,786,088
	07/12/23	90,730	59.99	07/12/33	1,061,541	01/12/23	PSU	38,053	2,728,020
Total		394,992			1,702,799			106,167	7,611,112	58,697	4,207,988

[1]

Before becoming President and CEO, Mr. Thomson was already a member of Scotiabank’s Board of Directors. All of Mr. Thomson’s Director DSUs were converted to DSUs upon his appointment as President and CEO.

[2]	The table above includes outstanding awards as of October 31, 2024. Mr. Viswanathan subsequently exercised his 2014 stock option grant prior to expiry.

102	Scotiabank

Voluntary deferral of annual cash awards – taking DSUs instead of cash

Senior vice presidents and above can defer some or all of their annual cash awards by electing to receive DSUs, which is an additional way to align their interests with those of our shareholders. Executives must hold their DSUs until they leave the bank

How it works:

•  executives who want to receive their annual cash incentive award in DSUs must make this decision before the fiscal year begins

•  when the annual cash incentive award is determined at the end of the fiscal year, we convert the award to DSUs using the price of our common shares on the TSX on the first trading day of the fiscal year. This means the executive can lose or benefit, depending on how our shares perform over the fiscal year

•  DSUs earn additional units as dividend equivalents at the same rate as dividends paid on our common shares

•  Executives must redeem their DSUs by the end of the calendar year following the year they leave the bank

Executives who decided to receive their 2025 annual cash incentive award as DSUs will have their award converted to DSUs in December 2025 using $72.44, our closing share price on the TSX on November 1, 2024.

How our shares
performed in 2024

Our share price when executives chose to receive their 2024 award in DSUs was $56.50 (on November 1, 2023, the first trading day of fiscal 2024).

Our share price was $78.37 on December 17, 2024, when we converted the award to DSUs – a 39% increase in value.

Value vested or earned during the fiscal year

The table below shows the following for each named executive:

•	the total value that would have been realized on vesting of stock options during fiscal 2024 if the options had been exercised on the vesting date
•	the value of share awards received on vesting during fiscal 2024
•	the annual cash incentive compensation awards earned for 2024.

Name	Option-based awards – Value vested during the year[1]	Share-based awards – Value vested during the year[2]	Annual incentive compensation – Value vested during the year

Scott Thomson	N/A	N/A	$2,190,000

Rajagopal Viswanathan	$0	$1,579,042	$1,155,000

Travis Machen	N/A	N/A	$1,407,252

Francisco Aristeguieta	N/A	$1,257,093	$2,415,432

Glen Gowland	$0	$1,687,407	$1,236,000
[1]

Mr. Thomson does not have any historical option-based awards that vested during the year. As executives based outside of Canada, Mr. Machen and Mr. Aristeguieta do not receive option-based awards. Option-based awards for all other NEOs were underwater as of the vesting dates.

[2]	Mr. Thomson and Mr. Machen do not have any historical share-based awards that vested during the year.

Option-based awards include the total value of stock options that vested during fiscal 2024 including 50% of the options granted on December 5, 2019 and December 10, 2020. The value, if any, equals the number of options that vested multiplied by the closing share price on the vesting date minus the option exercise price.

Grant date	Exercise price	Vesting date	Closing share price on vesting date

December 5, 2019	$74.34	December 5, 2023	$60.26

December 10, 2020	$68.36	December 10, 2023	$60.94

Share-based awards include the value of PSUs that vested during fiscal 2024 and include dividend equivalents. Their realized value on vesting equals the number of units vested times the performance factor times the vesting price (the average closing price of our common shares on the TSX for the 20 trading days prior to the vesting date).

Vesting date	Performance factor	Vesting price
November 30, 2023	98%[1]	$59.79
[1]	See pages 95 and 96 of our 2024 management proxy circular for information on how we calculated the performance factor.

Options exercised during fiscal 2024

Name	Grant date	Number of options	Exercise price	Realized value

Rajagopal Viswanathan	December 3, 2015	6,252	$60.67	$41,638

Glen Gowland	December 8, 2014	14,912	$68.32	$68,008

Management proxy circular	103

Securities authorized for issuance under equity compensation plans as at October 31, 2024

Shareholders must approve any material changes to our stock option plan.

As at October 31, 2024	Securities to be issued upon exercise					Securities remaining for future issuance under equity compensation plans			Securities to be issued upon exercise plus available for issuance

Equity compensation plan	#		% of outstanding common shares	Weighted average price		#		% of outstanding common shares	#	% of outstanding common shares

Stock Option Plan	11,456,418	[1]	0.93%	$70.75	[2]	11,902,411	[3]	0.97%	23,358,829	1.91%

[1]	11,925,121 as at February 5, 2025
[2]	$71.86 as at February 5, 2025
[3]	10,341,433 as at February 5, 2025

See Note 27 to our 2024 consolidated financial statements for more information.

Burn rate, dilution and overhang

Shareholders approve the number of shares that can be issued under the stock option plan, which is less than 10% of our outstanding common shares. In April 2011 and April 2022, shareholders approved an increase of 15 million and 12 million common shares available for issuance under the stock option plan, respectively.

The table below shows the key details about our stock option plan.

	2024	2023	2022
Burn rate
Total number of options granted in a fiscal year, divided by weighted average number of common shares outstanding	0.22%	0.21%	0.14%
Dilution
Total number of options outstanding divided by weighted average number of common shares outstanding	0.9%	1.0%	0.8%
Overhang
Total number of options available for issue plus options outstanding, divided by weighted average number of common shares outstanding	1.9%	2.0%[1]	2.0%
1.	2023 overhang has been updated to reflect the removal of a legacy stock option plan.

Stock option plan

We do not have significant share dilution; for fiscal 2024, we have issued 2.7 million shares related to equity-based compensation.

Other features of the plan:

•	we have insider participation limits
•	our general loan policies and client rates apply to employees who borrow to buy common shares for option exercises
•	we grant stand-alone stock appreciation rights (SARs) in select countries outside of Canada, where local laws may restrict the issuance of shares.

Amendments to the plan in 2021 and 2022

On November 30, 2021, the board approved amendments to the stock option plan to:

•

reflect recent employment law developments regarding the requirement of equity-based incentive plans to clearly outline the definition of active employment as it relates to eligibility for grants of options and SARs, as well as the expiry timeline applicable to the exercise of options or SARs

•	clearly reflect that only stand-alone SARs may be granted to eligible participants and to remove all remaining references to tandem SARs in the plan.

On November 30, 2021, the board also approved (i) an amendment to increase the number of shares issuable under the stock option plan and (ii) amendments to the amending provisions, both subject to acceptance by the TSX and the NYSE and shareholder approval, which was received on April 5, 2022. For the full text of the stock option plan, including the amendments approved by our shareholders, please visit https://www.scotiabank.com/ca/en/about/investors-shareholders/annual- reports.html under fiscal year 2021.

On November 29, 2022, the board approved further housekeeping amendments to the stock option plan to provide clarity on entitlements to vesting and exercising of stock option and SAR grants on a termination without cause and the related retirement eligibility.

104	Scotiabank

Eligible participants

Individuals in senior vice president level roles or job classifications more senior than that of a senior vice president of the bank, its subsidiaries and affiliates, are eligible to be granted options and/or SARs under the stock option plan.

Limits

No one can be granted stock options to purchase more than 5% of our total number of issued and outstanding common shares on a non-diluted basis at any time.

The number of shares which may be issued to bank insiders within any one-year period, and issuable to insiders at any time, shall not exceed 10% of the bank’s total number of shares outstanding – this limit applies to the stock option plan and any other security-based compensation arrangement.

Adjustments can be made to options or SARs in proportion to adjustments made to our common shares for certain events, like a subdivision, consolidation, reorganization, reclassification or other event that requires adjustments to be made.

On November 30, 2021, the board approved an amendment to increase the number of shares issuable under the stock option plan, subject to acceptance by the TSX and the NYSE, and shareholder approval, which was received on April 5, 2022.

Pricing

The purchase price for shares under each option granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the option was granted.

The base price of each SAR granted is fixed at the time of grant at not less than the closing price of the shares on the TSX on the last date on which shares were traded on such exchange before the date the SAR was granted. Each SAR granted under the stock option plan can be settled, following any applicable vesting period and prior to the specified expiry date, by our payment in cash of an amount equal to the excess of the market value of one share, at the settlement date, over the base price, subject to applicable tax and any other applicable withholdings, as required.

Terms

Each grant of options or SARs is subject to the terms and conditions of the stock option plan and may be subject to additional terms and conditions as we determine from time to time, including, without limiting the generality of the foregoing, terms and conditions such as a vesting period or periods of time during which all or part of the option or SAR is not exercisable or settleable, as applicable, events resulting in early expiry of the option or SAR, as applicable, and/or securities resale restrictions. The expiry date with respect to each option and SAR is limited to not being later than the tenth anniversary of the date of the grant.

Termination or Change of Control

In the event of the death of a stock option plan participant, each option and SAR immediately becomes fully vested and exercisable or settleable, as applicable, as of the participant’s Termination Date (as defined below) and is only exercisable or settleable, as applicable, by the participant’s legal representative or designated beneficiary, as the case may be, during a specified period following the Termination Date, which cannot exceed one year from the Termination Date.

In the event of the retirement of a participant, each option and SAR as of the participant’s Vesting End Date (as defined below) continues to vest and become exercisable or settleable, as applicable, in accordance with its terms and will only continue to vest and be exercisable or settleable, as applicable, during a specified period thereafter.

In the event that the employment of a participant is terminated without cause, unless we determine otherwise, any unvested portion of each option and SAR immediately expires, terminates and is forfeited on the Vesting End Date and any vested portion of the option or SAR only remains exercisable or settleable, as applicable, during a specified period after the Vesting End Date, which cannot exceed three months from the Vesting End Date.

In each of the foregoing cases, at the end of the applicable period the option or SAR, as applicable, expires and terminates and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

In the event that the employment of a participant is terminated for cause, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided that, for greater certainty, in no event will the participant receive less than what is required by applicable minimum employment standards legislation.

In the event that the employment of a participant is terminated as a result of the participant’s resignation, any unexercised option and unsettled SAR, both vested and unvested portions, immediately expire and terminate on the Termination Date and all unexercised or unsettled rights are forfeited, provided, however, that in no event will the option or SAR be exercisable or settleable, as applicable, after its expiry date.

Management proxy circular	105

In the event that the participant commences an approved leave of absence (as determined in accordance with our policies), options and SARs which are at that date fully vested and exercisable or settleable, as applicable, continue to be vested and exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave. Any options or SARs or portion thereof that are unvested or unexercisable or unable to be settled at the commencement of such leave continue to vest and become exercisable or settleable, as applicable, in accordance with their terms during the duration of the leave.

If a change of control occurs and, within the period of two years immediately following such change of control, the employment of a participant is terminated for any reason other than dismissal for cause, all options or SARs held by such participant not vested or exercisable or settleable, as applicable, at the Termination Date, immediately and without notice to such participant, become fully vested and exercisable or settleable, as applicable.

For purposes of the stock option plan, “Termination Date” means, in respect of any participant:

(a)	the participant’s date of death;

(b)

in the case of the participant’s retirement from or termination of employment without cause, the later of: (i) the last day worked by the participant; and, (ii) the last day of the applicable statutory notice required under applicable minimum employment standards legislation, which shall not be extended by any period of common-law, reasonable, or contractual notice;

(c)	in the case of termination of the participant’s employment for cause, the date on which the participant is given written notice of termination; and

(d)

in the case of resignation, the last day worked by the participant. “Vesting End Date” means the later of: (i) the participant’s Termination Date and (ii) the last day of the participant’s salary continuation period, if applicable.

Transferability and Assignability

Each option and SAR is non-assignable and non-transferable and, except in the case of the participant’s death or appointment of a legal representative for a participant who becomes incapable, is exercisable only by the participant. Each option and SAR and any rights thereunder are not transferable otherwise than by will and the laws of succession and shall not be subject to attachment, execution or other similar process; provided, however, that to the extent permitted by applicable law, with respect to any option or SAR, we may establish procedures pursuant to which the participant may designate a beneficiary.

Making changes

Shareholders must approve the following changes to the plan by a majority of votes cast by shareholders present or represented by proxy at a meeting:

•	an increase in the maximum number of shares that may be issued
•	a change from a fixed maximum number of shares that may be issued to a fixed maximum percentage of issued and outstanding shares
•	a reduction in the exercise price of outstanding options or a cancellation for the purpose of exchange for reissuance at a lower exercise price to the same person
•	an extension of an option expiry date
•	an expansion of the class of eligible recipients of options to include non-employee members of our board
•	an expansion of the transferability or assignability of options, other than to permitted assigns or for estate planning and estate settlement purposes
•	any amendments to the amendment provisions.

Other than the foregoing, the board can make changes to the plan without shareholder approval including, but not limited to:

•	changes of an administrative or housekeeping nature
•	terms, conditions mechanics, processes and procedures of granting stock options
•	changes to vesting, exercise or early expiry of options
•	amendments that are designed to comply with the law, tax or accounting provisions, or regulatory requirements.

106	Scotiabank

RETIREMENT BENEFITS

Scotiabank Pension Plan (Canada)

Type of plan	Defined benefit, defined contribution
Participation	NEOs residing in Canada and our broader employee base in select countries, after the first six months of employment
Terms

Scotiabank offers three different arrangements, each with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes.

Employees hired before January 1, 2016 (Defined Benefit Arrangement):

Core Benefit:

•  members earn 1.5% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Contributory Benefit:

•  members contribute 4% of their base salary up to a maximum of $3,500 each calendar year and earn an annual pension equal to 2% of their highest five-year average base salary for each year of service, less the estimated pension payable under the Canada/Quebec Pension Plan

Employees hired on or after January 1, 2016 but before May 1, 2018 (Hybrid Defined Benefits and Defined Contribution Arrangement). None of the named executives participate in this plan.

Core Benefit:

•  members earn 1% of their highest five-year average base salary for each year of service in a defined benefit pension plan

Contributory Benefit:

•  members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of member contributions

Employees hired on or after May 1, 2018 (Defined Contribution Arrangement):

Core Benefit:

•  Bank paid 5% contribution of a member’s base salary each calendar year into a defined contribution arrangement.

Contributory Benefit:

•  members contribute 1-4% of their base salary each calendar year into a defined contribution account and the bank matches 100% of member contributions

Annual pension benefits and contributions are capped at the maximum pension limit under the Income Tax Act (Canada)

Pension benefits

•   the defined benefit retirement benefit is paid for life and if there is a surviving spouse, he or she receives 60% of the member’s pension for life

•   the defined contribution retirement benefit can be transferred to an approved retirement vehicle at the time of retirement

Eligibility	• full pension begins at age 65, the normal retirement age (age 63 if hired before 1983) • members can receive a reduced pension at age 55 (age 53 if hired before 1983)

United States – Retirement Plan for Employees of Scotiabank U.S. 401(k)

Type of plan	Defined contribution
Participation	NEOs residing in the United States, after the first six months of employment
Terms

Scotiabank offers a 401(k) defined contribution plan, with a core benefit paid for by the bank and the opportunity to earn additional benefits from the bank if the employee contributes

Core Benefit:

•  Bank paid 4% contribution of a member’s base salary each calendar year into a 401(k) as a non-elective contribution, to a maximum of $4,000

Contributory Benefit:

•  members contribute 1-6% of their base salary each calendar year into a 401(k) and the bank matches 100% of member contributions up to the first 3% and 50% of member contributions on the next 3%

401(k) benefits	• 401(k) benefits can be transferred to an approved retirement vehicle at the time of retirement • 401(k) balances are subject to required minimum distributions at age 73

Supplemental retirement arrangements (Canada)

Supplemental retirement arrangements for the named executives (excluding Mr. Thomson) are covered by the Scotiabank Executive Pension Plan (SEPP), which is a non-registered supplemental arrangement.

Scotiabank Executive Pension Plan

The pension accrual under the SEPP is calculated substantially the same as under the SPP for employees hired before January 1, 2016, in the absence of income tax limits, except that incentive compensation is considered. For the named executives participating in the SEPP, the total retirement benefits are capped at 70% of the highest average five-year compensation. The total amount of eligible service recognized in the pension calculation is based on the date the member joined the SPP.

Management proxy circular	107

Summary of benefits

Scott Thomson	Mr. Thomson participates in a supplementary retirement arrangement in the form of a notional DC plan in which he receives notional bank contributions of 18% of base salary and target cash variable pay. Notional investment returns are credited and linked to his returns in the DC component of the Scotiabank Pension Plan, in which he also participates per the terms of that plan. The DC component of the SPP provides contributions up to limits set, and the supplementary plan provides additional notional contributions up to the 18% of base salary and target cash variable pay.
Rajagopal Viswanathan Glen Gowland	Mr. Viswanathan and Mr. Gowland participate in the SEPP; both have a cap on both pension benefits and eligible compensation. Pension benefits are capped at $560,000 per year
Francisco Aristeguieta Travis Machen	Mr. Aristeguieta and Mr. Machen do not participate in a supplemental retirement arrangement

Defined benefit plan obligations

The table below shows the pension plan obligations for each applicable named executive as at October 31, 2024.

The amounts are calculated using actuarial methods and assumptions consistent with those used for calculating pension obligations and annual expenses as disclosed in our consolidated financial statements. The most significant assumption is the discount rate used to determine the accrued obligation for participants of the SEPP, which is set based on yields on high quality corporate bonds with matching durations. The remaining assumptions reflect our best estimate of future events, so the values shown may not be directly comparable to similar estimates of pension liabilities disclosed by other companies.

	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change ($)	Non-compensatory change ($)	Accrued obligation at year end ($)
Name		At year end	At age 65
Rajagopal Viswanathan	20.8	246,000	318,000	2,195,000	117,000	499,000	2,811,000
Glen Gowland	22.5	350,000	442,000	3,133,000	154,000	715,000	4,002,000

Accrued obligation is the value of the projected pension benefits from all pension plans, earned for all service to date.

Compensatory change includes the annual service costs and other compensatory changes:

•	the annual service cost is the value of the projected pension benefits earned in 2024; and
•

other compensatory changes reflect the change in the accrued obligation attributable to the impact of the differences between actual earnings (salary and bonus) for the year, and those assumed in the previous years’ calculations, and the retroactive impact of any promotions or plan changes. We do not have arrangements that provide our named executives with additional years of service for purposes of the plan

•	the compensatory change amount fluctuates from year to year due to changes in market conditions.

Non-compensatory change is the change in the accrued obligation attributable to items that are not related to salary and bonus decisions and promotion, such as assumption changes, interest on the accrued obligation at the start of the year, any employee contributions, and all investment income, real or notional, credited during the fiscal year.

The estimated accrued obligation values are calculated each year by our independent actuaries, based on the same method and assumptions used to determine year end pension plan obligations for our pension plans as disclosed in Note 28 to the 2023 and Note 29 to the 2024 consolidated financial statements.

Defined contribution plan obligations

Name	Accumulated value at start of year ($)	Compensatory change ($)	Non-Compensatory change ($)	Accumulated value at year end ($)
Scott Thomson	513,000	553,000	179,000	1,245,000
Travis Machen[1]	n/a	n/a	n/a	n/a
Francisco Aristeguieta[2]	2,721	46,736	3,909	53,366
1.	Mr. Machen only became eligible to join the U.S. 401(k) in December 2024.
2.	Mr. Aristeguieta participates in the Scotiabank U.S. 401(k) plan. The disclosed amounts reflect a conversion rate of: US$1.00 = C$1.3606.

Accumulated value is the value of the named executive officer’s DC account balance. For Mr. Thomson, the amounts shown above include his notional DC plan.

Compensatory change includes the employer contributions and above-market or preferential earnings credited on employer and employee contributions (where applicable). We do not have arrangements that provide our named executives with above-market or preferential earnings. For Mr. Thomson’s notional DC plan, compensatory changes include the bank’s contributions made to the SPP on Mr. Thomson’s behalf, and the notional contributions credited to his notional DC plan.

Non-Compensatory change is the change in the accumulated value attributable to items that are not related to employer or employee contributions, such as interest and all investment income, real or notional, credited during the fiscal year.

108	Scotiabank

Pension plan governance

The human capital and compensation committee oversees the SPP. It has delegated certain fiduciary plan duties to the pension administration and investment committee, including the plan investment strategy and performance, which the committee reports on to the human capital and compensation committee twice annually. The pension administration and investment committee members include the Group Head and Chief Financial Officer and others. The board retains plan sponsor duties, including approval of plan amendments.

TERMINATION AND CHANGE OF CONTROL

Change of control

We define a change of control as:

•	an acquisition of more than 20% of our voting shares
•	a change in the majority of our board members
•	any transaction where one or more entities acquires more than 50% of our assets, or
•	a merger between us and one or more entities to form another legal entity.

While we do not have individual change-of-control agreements with our NEOs, our equity-based compensation plans and executive pension arrangements include terms for vesting in these circumstances.

These change of control provisions are “double-trigger” – this means they only take effect when there is a change of control and termination of employment without cause. Vesting accelerates under the PSU plan, stock option plan and executive pension arrangements if an executive’s employment is terminated within two years of a change of control for any reason other than dismissal for cause.

Treatment of compensation if employment is terminated

The table below summarizes the treatment of compensation for the NEOs under various termination scenarios:

•

retirement – NEO may qualify for retirement under our equity plans at age 55 or older with 10 years of service, or within five years of their normal retirement date, whichever is earlier. If neither of these criteria is satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. Outstanding awards will be forfeited if an employee engages in competitive business after they retire.

•	salary and annual cash incentive – the table does not reflect any amounts that may be considered under common and civil law.
•

pension – supplemental retirement arrangement – an executive participating in the Scotiabank Executive Pension Plan forfeits their supplemental pension if they resign or retire or are terminated without cause before being eligible for retirement, are terminated with cause or engages in a competitive business after they retire or are otherwise no longer employed by us. An executive participating in a notional DC plan forfeits their benefit if they are terminated with cause or engages in a competitive business after they retire or are otherwise no longer employed by us.

Management proxy circular	109

Compensation element	Resignation	Retirement	Termination without cause	Termination with cause	Termination (within two years) following a change of control

Salary	Salary ends	Salary ends	Salary ends	Salary ends	Salary ends

Annual cash incentive	Award forfeited	Award pro-rated based on period worked during the fiscal year	Award forfeited	Award forfeited	Award forfeited

PSUs	Unvested units expire on date of resignation and vested units are paid out in accordance with plan	Continue to vest according to normal schedule	Continue to vest according to normal schedule	Unvested units expire on date of termination and vested units are paid out in accordance with plan	Unvested units vest on the vesting date or the termination date, whichever is earlier (normal vesting for U.S. taxpayer). Vested units are paid out in accordance with plan[1]

Stock options	All vested and unvested options expire immediately and are forfeited on the resignation date	Continue to vest according to normal schedule and remain exercisable until the original expiry date	Unvested options expire immediately, and any exercise of vested options must be undertaken within three months of the vesting end date	All vested and unvested options expire immediately and are forfeited on the termination date	Vest immediately and can be exercised in accordance with plan

DSUs	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends	Can be redeemed until the end of the calendar year following the year that employment ends

Pension / U.S. 401(k)	For the SPP, entitled to accrued pension, including any account balances where applicable. For the U.S. 401(k), entitled to accrued vested balance.	For the SPP, entitled to accrued pension, including any account balances where applicable. For the U.S. 401(k), entitled to accrued vested balance.	For the SPP, entitled to accrued pension, including any account balances where applicable. For the U.S. 401(k), entitled to accrued vested balance.	For SPP, entitled to accrued pension, including any account balances where applicable. For the U.S. 401(k), entitled to accrued vested balance.	For the SPP, entitled to accrued pension, including any account balances where applicable. For the U.S. 401(k), entitled to accrued vested balance.

Perquisites	Perquisites end	Perquisites end	Perquisites end	Perquisites end	Perquisites end

1.

The performance factor will be calculated based on a shortened performance period. In the event a performance factor cannot be calculated, a performance factor of 100 will be used to calculate the number of PSUs that vest.

Estimated payments if employment is terminated

The table below shows the estimated additional benefits each named executive would be entitled to receive if their employment ended on October 31, 2024 but does not include amounts to which a named executive may be entitled under statutory, common or civil law. Any benefits of an equal or lesser value that a named executive would be eligible to receive under continued employment are disclosed elsewhere in this executive compensation section of the circular. For equity-based compensation, the values represent the in-the-money value of any awards (as of October 31, 2024) that would have been eligible for accelerated vesting as a result of termination. These values are based on a share price of $71.69, the closing price of our common shares on October 31, 2024.

We do not gross up any compensation to cover the impact of income taxes.

The actual amounts that a named executive would receive if employment is terminated can only be determined at the time of termination. Many factors could affect the nature and amount of the benefits and the actual amounts may be higher or lower than the amounts shown below. PSUs have been valued assuming a performance factor of 100 and may not reflect the actual payouts.

Executives’ and former executives’ outstanding equity-based incentives may be subject to reduction or recoupment, under the terms of our clawback policy.

110	Scotiabank

Estimated additional payment for NEOs upon termination of employment, as at October 31, 2024

Mr. Gowland retired from the bank effective December 31, 2024.

	Scott Thomson	Rajagopal Viswanathan	Travis Machen	Francisco Aristeguieta

Resignation	–	–	–	–

Retirement	–	–	–	–

Termination without cause	–	–	–	–

Termination (within two years) following a change of control

Salary & annual incentives	–	–	–	–

Equity-based incentives	7,236,017	6,665,707	5,628,897	4,983,417

Pension	–	–	–	–

Perquisites	–	–	–	–

Termination with cause	–	–	–	–

Total	7,236,017	6,665,707	5,628,897	4,983,417

Management proxy circular	111

EXECUTIVE COMPENSATION

4	Other Information

COMPENSATION OF MATERIAL RISK IMPACT EMPLOYEES

The tables below show the compensation awarded to our material risk impact (MRI) employees who can significantly impact our corporate risk, or manage material businesses, countries or regions, in accordance with Implementation Standard 15 of the FSB Guidelines and OSFI Pillar 3 Disclosures Guidelines for Domestic Systemically Important Banks (D-SIBs). OSFI remuneration-related requirements are substantially aligned with the Basel Committee on Banking Supervision’s Pillar 3 disclosure requirements and are discussed in Section 3 Executive Compensation and in this Section 4 Other Information.

For the purposes of the tables below, MRI employees include all senior vice presidents and above, managing directors who are business heads and above in Global Banking and Markets, and other select employees. At least 40% to 60% of their total incentive compensation is deferred.

The compensation review committee reviews the list of MRI employees to make sure it is complete.

Fixed and variable compensation awarded

	2024		2023
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Number of executives	5	224	6	259
Fixed pay	3.6	86.7	3.7	98.0
Variable compensation
Non-deferred cash	8.4	93.6	7.5	101.6
Non-deferred share units[1]	0.0	1.5	0.0	1.4
Deferred cash	0.0	1.6	0.0	1.7
Deferred share units[2,3]	18.6	95.5	15.8	97.8
Stock options[2]	2.4	11.9	3.3	12.4

[1]	Includes RSU grants that were made to select MRI employees to satisfy local regulatory deferral requirements and reflects their grant value.
[2]	Reflects grant value of share units and stock options.
[3]	Share units include RSUs and PSUs.

Deferred compensation outstanding and paid

	2024		2023
($ millions)	Named Executives	Other MRI	Named Executives	Other MRI
Vested
Cash	0.0	0.0	0.0	0.0
Share units[4,5]	0.0	4.8	0.0	1.4
Stock options[4]	0.4	2.8	0.0	0.0
Unvested
Cash	0.0	5.6	0.0	4.6
Share units[4,6]	29.0	256.8	38.7	221.3
Stock options[4]	4.5	24.4	0.0	0.0
Total deferred outstanding	33.9	294.4	38.7	227.3
Paid
Cash	0.0	0.7	0.0	0.6
Share units[7]	4.5	60.0	9.7	66.1
Stock options	0.1	0.3	0.2	0.7
Total deferred paid	4.6	61.0	9.9	67.4

[4]	Reflects in-the-money value of vested or unvested share units and stock options as at fiscal year-end of the specified year.
[5]	Reflects RSU grants made to select MRI employees to satisfy local regulatory deferral requirements.
[6]	Unvested performance share units are valued using a performance factor of 100.
[7]

Paid share units include RSUs and PSUs. The payout value of PSUs is based on the actual performance factor for units that vested during fiscal 2024 (see pages 95 and 96 of our 2024 circular for information on how we calculated the performance factor).

All of the vested and unvested awards listed in the deferred compensation outstanding and paid table above are subject to either implicit adjustments (such as a decrease in our share price) and/or explicit adjustments (such as clawbacks or risk-related adjustments as outlined on page 80).

Adjustments to variable compensation

The bank’s compensation program includes the ability for the board to reduce variable compensation in certain circumstances, including non-compliance with our policies or risk appetite or performance-related events. For fiscal 2024, the board exercised its discretion in specific individual circumstances and reduced variable compensation by $1.8 million for MRI employees who are not NEOs. As a result of the performance factor for PSUs that vested in 2024, the value of vested PSUs paid to NEOs was reduced by $0.1 million and by $1.1 million for other MRI employees who are not NEOs.

Other compensation paid

The table below shows aggregate guaranteed incentive awards, sign-on awards, and severance payments for MRI employees over the past two fiscal years. Additional information regarding the highest single severance payment to an MRI employee has been provided to OSFI on a confidential basis to protect employee privacy.

Level ($ millions)	Year	Guaranteed incentive awards		Sign-on awards		Severance payments
		Number of employees	Total amount	Number of employees	Total amount	Number of employees	Total amount
Named executive officers	2024	–	–	1	$7.3	–	–
	2023	–	–	1	$2.7	–	–
Other material risk impact employees	2024	–	–	4	$5.9	36	$33.2
	2023	–	–	4	$2.4	15	$11.4

112	Scotiabank

OTHER COMPENSATION PROGRAMS

Global Banking and Markets Incentive Plan (GBMIP)

The GBMIP is a discretionary annual incentive plan for Global Banking and Markets (GBM) employees in front-office revenue-generating and client-facing roles within Corporate and Investment Banking and Global Capital Markets. The GBMIP incentive pool is established annually by the human capital and compensation committee and approved by the board. The pool is adjusted based on year-over-year performance of business line net income before bonus and taxes and GBM’s NIAT, and may be further adjusted for:

•	the overall GBM Internal Controls Index score
•	the overall performance of the bank.

The CRO also reviews the incentive pool to determine whether adjustments for risk are appropriate and makes recommendations to the board. The board has the discretion to reduce or withhold payment under the GBMIP should results fall below expectations.

A portion of the GBMIP is paid in cash and the remainder is deferred as equity-based compensation pursuant to the bank’s PSU Plan, RSU Plan, Europe RSU Plan, or such other applicable plan. The percentage of the participant’s award comprising the deferred portion is based on the participant’s position at the bank. Mr. Machen does not participate in the GBMIP.

Restricted Share Unit (RSU) Plan

The RSU Plan is a mid-term incentive plan used to reward, recognize, and retain select employees. Upon grant, the amount of the award is converted to RSUs on the first day of the open trading window following the public release of our year-end financial results, using the average closing price of our common shares on the TSX for the 20 trading days ending on the last trading day before the grant date. The majority of grants vest at the end of three years, however there are certain grants that provide for a graduated vesting schedule. RSUs earn dividend equivalents at the same rate as dividends on Scotiabank common shares, on the date the dividend is paid. RSUs granted, including accumulated dividend equivalents, vest and are paid out at the end of the performance period. Vested units are converted to cash using the average closing price of our common shares on the TSX for the 20 trading days ending the day before the first day our trading window opens following the vesting date. Payments are made by December 31 of the year the units vest.

BUSINESS PERFORMANCE MEASURES

The bank uses the following business performance measures to assess performance in its incentive plans, as defined below.

Diluted earnings per share

Diluted earnings per share is calculated by dividing adjusted net income for the period attributable to common shareholders by the weighted-average number of diluted common shares outstanding for the period.

Net income attributable to common shareholders

Net income attributable to common shareholders is defined as net income, less amounts attributable to non-controlling interests in subsidiaries, preferred shareholders and other equity instrument holders.

Operating leverage

This financial metric measures the rate of growth in total revenue, less the rate of growth in non-interest operating expenses.

Return on equity

Return on equity is a profitability measure that presents the net income attributable to common shareholders expressed as a percentage of average common shareholders’ equity.

NON-GAAP MEASURES

The bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP basis and are not calculated in accordance with GAAP, which are based on IFRS as issued by the International Accounting Standards Board, are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The bank believes that non-GAAP measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP measures and ratios are used throughout this circular. Please refer to pages 20 to 26 of the 2024 annual report for details on non-GAAP measures including reconciliations of GAAP reported financial results to non-GAAP adjusted financial results, which disclosures are incorporated by reference herein.

Management proxy circular	113

LOANS TO DIRECTORS, OFFICERS AND EMPLOYEES1

The table below shows the aggregate indebtedness outstanding at January 8, 2025 of current and former directors, executive officers and employees of the bank and our subsidiaries. The amounts exclude routine indebtedness2.

Purpose	To the bank or a subsidiary of the bank	To another entity
Share purchases	–	–
Other	$530,850,516	–

The following table shows the outstanding amounts that current and former directors and executive officers borrowed from us or our subsidiaries to buy bank securities and for other purposes, including amounts borrowed by their respective associates, but does not include routine indebtedness2.

Name and principal position	Involvement of issuer	Largest amount outstanding during the financial year ended October 31, 2024	Amount Outstanding as at January 8, 2025	Financially-assisted securities purchases during the financial year ended October 31, 2024	Security for indebtedness during the financial year ended October 31, 2024	Amount forgiven during the financial year ended October 31, 2024
Securities purchase program	–	–	–	–	–	–
Other Programs
Group Head / Executive Vice President
Jacqueline Allard	Lender	$1,640,161	$928,898	$0	–	$0
Alex Besharat	Lender	$839,055	$15,882	$0	–	$0
John Doig	Lender	$2,538,505	$1,819,627	$0	–	$0
Jake Lawrence (former Group Head)	Lender	$3,026,733	$2,839,818	$0	–	$0
Anya Schnoor	Lender	$695,394	$672,518	$0	–	$0
Paul Scurfield	Lender	$2,912,278	$2,782,638	$0	–	$0
Maria Theofilaktidis	Lender	$728,978	$709,703	$0	–	$0
Kevin Teslyk	Lender	$5,709,610	$5,407,294	$0	–	$0
Scott Thomson	Lender	$2,852,580	$2,629,167	$0	–	$0

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

We have purchased a liability insurance policy for our directors and officers (Side A), which expires on June 1, 2025. The policy covers each of them individually if there are situations where we are not able or permitted to indemnify them. The policy has a $300,000,000 limit and a nil deductible, and we pay an annual premium of approximately $1,298,440 for this coverage.

Subject to the limitations contained in the Bank Act, the by-laws of the bank provide for the indemnification of directors and officers, or a person who has acted in a similar capacity for another entity at the bank’s request, from and against any costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them in connection with any action, proceeding or suit against them or which they are involved in because of their association with the bank or other entity, provided that:

•	the individual acted in good faith with a view to the best interests of the bank or other entity (as applicable), or
•	for criminal or administrative matters, the individual had reasonable grounds to believe that their impugned conduct was lawful.

[1]

Loans and other extensions of credit to executive officers and directors are made on market terms that are no more favourable than those offered to the general public, in accordance with the U.S. Sarbanes-Oxley Act of 2002 and the related provisions of the U.S. Securities Exchange Act of 1934, as amended.

[2]	Routine indebtedness includes:
•	loans to any director or nominated director, executive officer, together with their associates, made on terms no more favourable than loans to employees generally, where the amount remaining unpaid has not exceeded $50,000 at any time in the last completed financial year

•	loans to full-time employees, fully secured against their residence and not exceeding their annual salary
•	loans to those other than full-time employees, made on substantially the same terms available to other customers with comparable credit (including terms for interest rates and security rates), and involving no more than the usual risk of collectability
•	loans for purchases on usual trade terms, or for ordinary travel or expense advances, or similar reasons, with repayment arrangements according to the usual commercial practice.

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5	Shareholder proposals

SHAREHOLDER PROPOSALS

We value all engagement and stakeholder feedback and believe the most productive dialogue comes from our commitment to constructive and open year-round dialogue and engagement. Some shareholders engage with us only through the shareholder proposal process, and we recognize the importance of this dialogue. Our hope is that following their initial engagement with us that they will contact us throughout the year to address their issues of interest. For that reason, we reach out to shareholders who have submitted proposals in the past as part of our shareholder engagement strategy to better understand their priorities, hear their feedback and address their questions. This year, we received proposals from a number of shareholders and held several discussions with each of them to understand their points of view and to share how we are addressing the issues they raised. In some instances, our discussions with these shareholders resulted in an agreement to withdraw the proposals. Our responses to the proposals are informed by what we are hearing as part of our year-long stakeholder engagement, and what we consider to be in the best interests of the bank for the long term. Our responses are also informed by the manner in which each proposal is framed and whether such formulation poses legal or other challenges for implementation.

Proposal No. 1 was submitted by Shareholder Association for Research and Education (SHARE), a not-for-profit organization, Unit 401, 401 Richmond Street West, Toronto, Ontario, M5V 3A8, on behalf of the Hamilton Community Foundation, which has beneficially owned, and had beneficially owned continuously for at least one year, shares of the bank worth at least $2000. The bank had constructive engagement with SHARE throughout the year on the topic of the proposal, but it was determined that the proposal would go to a vote.

Proposals Nos. 2 through 6 were submitted by Mouvement d’éducation et de défense des actionnaires (MÉDAC), 82 Sherbrooke Street West, Montreal, Quebec, H2X 1X3. The proposals were submitted in French and translated into English by Scotiabank. The proposals and supporting statements have been printed as submitted. MÉDAC held 37 shares on the date preceding the submission of their proposals. We note that, consistent with past years, all of the proposals submitted by MÉDAC, including the proposals going to a vote this year, were only raised with us as part of the shareholder proposal process. MÉDAC has expressed its preference for the shareholder proposal process in lieu of shareholder engagement throughout the year.

The board unanimously recommends you vote against all of the proposals. Unless otherwise instructed, the persons designated in the form of proxy intend to vote against all of these proposals.

PROPOSAL NO. 1

RESOLVED, shareholders urge the Board of Directors to oversee and publish a third-party racial equity audit analyzing The Bank of Nova Scotia’s (“Scotiabank”) adverse impacts on non-white stakeholders and communities of colour. Input from racial equity organizations, employees, and clients should be considered in determining the specific matters to be analyzed. The report should be prepared at reasonable cost and omitting confidential or proprietary information.

Supporting Statement

Scotiabank’s financial and employment practices fail to address Canada’s rapidly evolving demographics and legal obligations for equitable employment and financial service access. Statistics Canada forecasts that by 2041, two in five Canadians will belong to a racially minoritized group,1 with Indigenous populations growing at nearly twice the rate of non-Indigenous Canadians.2 Scotiabank acknowledges discrimination as posing a threat “to the future of thriving, healthy societies, organizations and economies.”3 Scotiabank’s Human Rights Statement also recognizes the risks and opportunities arising from the impacts associated with the Bank’s lending and asset management practices, the rights of Indigenous Peoples, workplace and customer discrimination.4

Yet, Scotiabank’s efforts to identify and address structural discrimination risks and develop competitive, inclusive financial products and services remain inadequate in comparison to efforts undertaken by other Canadian banks, namely BMO, RBC, National Bank, and CIBC – all of whom are in the process of conducting racial equity audits.

[1]	https://www.canada.ca/en/employment-social-development/corporate/portfolio/labour/programs/employment-equity/reports/act-review-task-force/chapter-1.html#h2.5
[2]	https://www150.statcan.gc.ca/n1/daily-quotidien/220921/dq220921a-eng.htm
[3]	https://www.scotiabank.com/content/dam/scotiabank/corporate/Documents/Scotiabank_2023_ESG_Report_Final.pdf
[4]	https://www.scotiabank.com/content/dam/scotiabank/canada/common/documents/Scotiabank_Human_Rights_Statement.pdf

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For instance, Scotiabank’s Truth and Reconciliation Action Plan (“T-RAP”) “acknowledge[s] the barriers the financial system has created for Indigenous Peoples”5 but fails to include any commitments related to its investment activities. Shareholders have limited insight on Scotiabank’s efforts to advance Indigenous reconciliation in its investment activities. In contrast, peer banks RBC6 and BMO7 have guidelines on Indigenous rights and some reference to UNDRIP in their responsible investment considerations.

While Scotiabank’s Human Rights Statement identifies lending practices and Indigenous rights as priorities, Scotiabank’s T-RAP postpones action on financial product gaps for Indigenous clients until 2028.8 This delay runs counter to pressing appeals from Indigenous organizations who continue to highlight systemic discrimination and restricted access to capital in the financial sector as an enduring obstacle to economic reconciliation.9,10,11

Scotiabank’s efforts to address lack of access to credit and capital for other racially minoritized groups, such as its $100 million Black-led Business Financing Program,12 have insufficient disclosures on progress, preventing shareholders from assessing the merit and effectiveness of these products.

A racial equity audit of Scotiabank’s business and employment practices, in line with existing best practices, would enhance Scotiabank’s capacity to identify, address, mitigate and prevent legal, regulatory, and reputational risks associated with systemic discrimination. It would also enhance Scotiabank’s market competitiveness by enabling it to create more inclusive financial products to meet a rapidly diversifying customer base, thereby positioning Scotiabank to deliver long-term value to shareholders.

The Bank’s Position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE OF THE PROACTIVE EFFORTS THE BANK HAS TAKEN, AND CONTINUES TO TAKE, TO DELIVER AGAINST THE OBJECTIVES OF THE PROPOSED RACIAL EQUITY AUDIT.

At Scotiabank, we continue to make progress on the execution of our new strategy. To support this work and drive high performance, we introduced a new culture framework, ScotiaBond, which encompasses the core values and key behaviours needed to help us build a strong future for our clients, shareholders and Scotiabankers globally. Our ScotiaBond values – client-centric, integrity, inclusion, and accountability – guide our day-to-day interactions and decisions. These values help us deliver a differentiated experience that creates value for our clients, make the right decisions for our clients, each other, and our bank, and value and leverage differences and diverse perspectives.

We believe that our most important investment is the one we make in our people. We strive to create an inclusive culture where every employee is empowered to reach their fullest potential and respected for who they are. We prioritize attracting, developing, and retaining top talent. Our commitment to inclusion includes implementing fair, unbiased practices that empower our employees to reach their full potential. We also strive to be respectful, inclusive, responsive, and exceed our clients’ expectations wherever we operate. This includes supporting and reflecting the diverse communities and cultures we serve, ensuring our systems and processes are free of bias, and serving clients in a culturally sensitive and accessible manner. With these values in mind, Scotiabank is proactively addressing many activities that support the objectives of a racial equity audit (REA).

Scotiabank recognizes our responsibility to address the Truth and Reconciliation Commission of Canada’s Calls to Action, with a specific emphasis on section 92, which requires the corporate sector in Canada to adopt the United Nations Declaration on the Rights of Indigenous Peoples (UNDRIP) as a reconciliation framework. In October 2024, we formally launched our Truth and Reconciliation Action Plan (T-RAP), articulating in detail our path toward reconciliation. This plan brings together an initial 37 commitments across more than 12 business areas and spanning six strategic pillars of Leadership and Governance, Education, Employment, Community, Client and Third-Party, and Social and Environmental Impact. Collectively, these initial commitments will begin to address key topics including retail and investment practices, access to housing, data sovereignty, free prior and informed consent, missing and murdered Indigenous women, girls, and two-spirited peoples, and sustainability, among others. We have already taken early action on several commitments, as detailed in our 2024 Sustainability Report. We recognize our position as a major financial institution in Canada and our responsibility to address economic disparities among Indigenous clients by offering more inclusive products, services, and advice to Indigenous Peoples. Our T-RAP reflects this understanding with commitments addressing our supply chain and economic empowerment, with most time-bound for completion within fiscal year 2026. We intend to report on our progress on an annual basis.

In addition to our T-RAP, the bank is nearing completion of an employment systems review (ESR), an obligation under Canada’s Employment Equity Act which all federally regulated companies are expected to complete every three to five years. An ESR

[5]	https://www.scotiabank.com/content/dam/scotiabank/canada/common/truth-reconciliation/Truth-and-Reconciliation_Action-Plan_English.pdf
[6]	https://www.rbcgam.com/documents/en/other/rbc-gam-proxy-voting-guidelines.pdf
[7]	https://bmo.bynder.com/m/168655cc7022655c/original/social_equality_approach_policy_en.pdf
[8]	https://www.scotiabank.com/content/dam/scotiabank/canada/common/truth-reconciliation/Truth-and-Reconciliation_Action-Plan_English.pdf
[9]	https://www.bankofcanada.ca/wp-content/uploads/2023/10/sdp2023-25.pdf
[10]	https://www.sac-isc.gc.ca/eng/1712932096213/1712932133185
[11]	https://fnfmb.com/sites/default/files/2024-01/2023-10-16_idb_pre-scoping_study_final_report.pdf
[12]	https://www.scotiabank.com/ca/en/small-business/business-banking/loans-leases/blbfp.html#:~:text=Who%20can%20apply%20for%20loans,for%20loans%20under%20the%20program

116	Scotiabank

involves an extensive review of our human resources (HR) systems, policies, strategies, and practices, including all recent, current, and planned future initiatives on workplace diversity, as well as a review of applicable HR systems and an examination of formalized documents that outline Scotiabank’s policies, strategies, practices, and procedures pertaining to a workplace culture of inclusivity and employment equity. It also involves engaging many Scotiabank employees via individual interviews, focus groups, and a digital survey. An ESR assesses gaps to equitable/equal employment for People of Colour, People with Disabilities, Indigenous Peoples, and Women. We intend to exceed this regulatory obligation by also reviewing barriers for 2SLGBTQIA+ People and Black People. The findings of this review will inform the creation of the bank’s employment equity plans as well as our longer-term global inclusion strategy.

In Canada, our compensation analysis continues to include People of Colour and Indigenous Peoples. We disclose our adjusted wage-gaps for People of Colour annually in the Sustainability Report (formerly the ESG Report) and Employment Equity Report. In 2024, we reported equal pay across job levels, and within our non-executive population for People of Colour. At the executive levels, we observe a nominal 1% variance. While we undertake a similar review for Indigenous Peoples, the small population sizes make meaningful interpretation of the data difficult. Unadjusted wage gaps for People of Colour and Indigenous Peoples are publicly available in the Canadian Government’s Visualization Tool for Pay Transparency, Equi’Vision.

Further, and as previously disclosed in our 2023 ESG Report, the bank plans to conduct a third-party corporate human rights assessment, which will include an investigation into the fair and equitable treatment of clients and employees.

In order to ensure that the results of business practices audits in Canada provide useful, fulsome, and consistent information for our stakeholders, we are actively participating in dialogue with our peer banks through the Canadian Bankers Association (CBA) to better understand evolving practices around REAs of business practices. In the meantime, Scotiabank already offers several initiatives designed to remove barriers and increase access to financial services for targeted groups, including Indigenous Financial Services, the StartRight program for newcomers to Canada, and the Black-Led Business Financing program.

We continue to explore whether a REA of our employment practices would be additive to our current commitments and initiatives, including our T-RAP commitments, our ESR and related Employment Equity Report disclosure, and our human rights assessment. With regard to business practices, we will continue to engage with our peers and the CBA to undertake exploratory work to strengthen the industry’s collective knowledge of how REAs of business practices are performed in the U.S. to better inform any future next steps, which is more likely to produce meaningful results. We shared the bank’s current commitments and initiatives to our inclusive culture. However, the proponent requested additional terms for withdrawal of the proposal that were not raised in our negotiations and were overly prescriptive. We believe that we are sufficiently addressing the concerns of a REA with respect to our employment practices and that commencing a business practices audit prior to completing the work with the CBA without a consistent industry-wide approach would be of limited use for our shareholders at this time.

The Board recommends you vote AGAINST this proposal.

PROPOSAL NO. 2

Combating forced labour and child labour in the loan portfolios

Be it proposed that the Bank, beginning in 2026, report to its shareholders and to interested parties (stakeholders) informing them of the measures taken in the previous fiscal year to prevent and reduce the risk of loans being granted to companies using forced labour and child labour in the production of goods produced, purchased or distributed by its customers whose activities are financed by the Bank.

Supporting statement

On May 11, 2023, the Fighting Against Forced Labour and Child Labour in Supply Chains Act came into effect13. This Act requires that certain companies report on their efforts to fight against forced labour and child labour, with the first of these reports due by May 31, 2024.

While the purpose of this Act is to protect children from exploitation and human rights violations in supply chains, we propose that the Bank takes a proactive stance on this issue by publicly committing, as a responsible corporate entity, to prevent and reduce the risk that its loan portfolio involves any form of support for companies that use forced labour or child labour in their commercial activities.

According to a report by the International Labour Organization (ILO) and UNICEF, the UN child welfare agency14, the number of children in child labour has risen to 160 million in 2020, an increase of 8.4 million children in the last four years. Even more concerning is the rise in the number of children aged 5 to 17 engaged in hazardous work, which is defined as work that is likely to harm their development, education or health. A category that includes hazardous sectors such as mining or fishing or working

[13]	https://www.parl.ca/legisinfo/en/bill/44-1/s-211
[14]	https://www.unicef.org/press-releases/child-labour-rises-160-million-first-increase-two-decades

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more than 43 hours a week, which makes schooling almost impossible. Other sectors also deserve to be mentioned such as: textiles and clothing, electronics, forestry, etc.

This report should provide all the necessary information to enable shareholders and stakeholders to be reassured that the Bank is committed to reducing its financial support for these companies that force children to work.

The Bank’s Position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK ALREADY PUBLISHES AN ANNUAL MODERN SLAVERY REPORT THAT SATISFIES THE REQUESTED DISCLOSURE.

Scotiabank is committed to respecting human rights. The bank has policies, procedures, and practices designed to help mitigate against modern slavery. Scotiabank’s enterprise-wide Modern Slavery Report (MSR) is currently published annually in compliance with the applicable modern slavery acts in the jurisdictions in which we operate. For clarity, the term “modern slavery” is used in our MSR to refer to modern slavery, forced labour, child labour, and human trafficking.

The Australian Modern Slavery Act 2018 (Cth) and the UK Modern Slavery Act 2015 expect companies to disclose their enterprise-wide client-related activity, including lending and investing, in addition to supply chains. Accordingly since 2021, the bank’s MSR has reported on the activities the bank has taken during the reporting periods to identify, assess, and address modern slavery risk with our suppliers, clients, and investments.

All of the bank’s activities related to modern slavery, forced labour, child labour, and human trafficking, including its lending activities, are already disclosed in the 2024 MSR, which was published alongside this circular, and can be found on our website at www.scotiabank.com/modernslaveryreport as per regulatory requirements. As such, the board views this proposal as unnecessary as the bank believes it is addressing the proponent’s requested disclosure in its annual MSR.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 3

Advanced Generative AI Systems and Code of Conduct

Be it proposed that the bank adhere to the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative Artificial Intelligence (AI) Systems.

Supporting statement

Over a year ago, the federal government published the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems15. This Code specifically addresses systems such as ChatGPT, DALL E 2 and Midjourney. While these systems offer many benefits – such as drafting emails, answering complex questions, generating images, and producing realistic videos – they also pose significant risks to health and safety, have the potential to spread bias, and could lead to serious social consequences, particularly when misused by malicious actors.

It is telling that even the pioneers of artificial intelligence have expressed concern about its risks. By early 2023, over 350 AI leaders have signed a declaration16 urging the international community to prioritize mitigating the existential risks posed by AI, equating these dangers with those of a pandemic or nuclear war. As this moratorium has yet to be implemented, it seems the urgency to act has only grown. Joshua Bengio, one of the signatories of the moratorium petition, emphasized this point in a recent interview with Les Affaires17.

Recognizing the importance of robust oversight to manage and mitigate these risks, the federal government has invited companies to adopt to the Code, which describes:

•	the measures that should be applied in advance of binding regulation pursuant to the Artificial Intelligence Act;

•

as well as additional measures that should be taken by firms developing or managing the operations of these systems that are made widely available for use, and which are therefore subject to a wider range of potentially harmful or inappropriate use.

The purpose of this proposal is to encourage the Board of Directors to approve the company’s adherence to this Code of Conduct.

[15]	https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems
[16]	https://futureoflife.org/open-letter/pause-giant-ai-experiments/
[17]	https://www.lesaffaires.com/secteurs/techno/yoshua-bengio-le-moratoire-na-pas-eu-lieu-2/

118	Scotiabank

The Bank’s Position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS ALREADY ESTABLISHED ROBUST GOVERNANCE PROCESSES AND RISK MANAGEMENT FRAMEWORKS TO EFFECTIVELY MANAGE AND MITIGATE THE RISKS ASSOCIATED WITH THE USE OF DATA AND AI.

The bank supports the safe, responsible development and ethical use of artificial intelligence (AI) systems. The power of analytics, AI and machine learning (ML) are transforming banking and the rise of Advanced Generative AI Systems like ChatGPT, DALL-E 2 and Midjourney are expected to add speed to this shift. As these new technologies are adopted, it is critical that organizations continuously review and update their own data, ethical and risk management frameworks to ensure that they remain suitable and effective. The bank continues to incorporate AI/ML technology to create better products and services for our clients while also ensuring that it has the frameworks needed to ensure those same clients can trust Scotiabank with their money and data.

The bank understands the importance of ensuring that companies across Canada commit to meeting rigorous standards. Scotiabank has reviewed the Voluntary Code of Conduct on the Responsible Development and Management of Advanced Generative AI Systems (the Code)18 and sees important elements of its own framework in the Code’s overall principles and expected outcomes. This includes the main outcomes in the Code related to Accountability, Fairness and Equity, Safety, Transparency, Human Oversight and Monitoring.

We have been in discussions with the Federal government and we understand the intent of the Code. The bank sees the Code as part of a wider group of voluntary standards that it will continue to review and incorporate as necessary in its own AI journey. Current resources are being directed towards meeting important regulatory obligations and ensuring that our employees understand the Scotiabank Data Ethics Commitment. We will continue to review opportunities and evaluate whether the bank should adopt the Code moving forward.

The bank feels its governance structures are well-suited for effectively overseeing the ethical use of AI, in alignment with the Code’s primary purpose. Unlike the majority of signatories to the Code, the bank is a heavily regulated entity that is required to meet multiple legal and regulatory rules relevant to the incorporation of AI technology. In Canada, that includes, for example, regulatory requirements from the Office of the Superintendent of Financial Institutions (OSFI) on model risks, cybersecurity risks, third-party risks and outsourcing risks, and market conduct obligations from the Financial Consumer Agency of Canada (FCAC), federal privacy laws and provincial privacy laws. As such, the bank must ensure that it meets the highest standards of data use and ethics, achieved through a comprehensive governance process that extends from the board throughout the organization.

The oversight of data ethics and related issues (which encompasses AI) are part of the board committees’ accountabilities and documented in the committees’ official charters:

•	the corporate governance committee assesses the bank’s approach to corporate governance and makes policy recommendations in support of the bank’s purpose, culture, and strategy.

•	the risk committee oversees the promotion and maintenance of a strong risk culture throughout the bank and oversees the bank’s non-financial risks, including data and AI risks.

•

the audit and conduct review committee sets standards of conduct for ethical behaviour, oversees conduct reviews, risk culture and conduct risk, and monitors the bank’s exposure to material risks relating to conduct and risk culture.

•

the newly constituted technology committee reviews and approves (as necessary) the bank’s significant technology frameworks, policies and supporting standards and internal controls relating to data ethics, including the responsible and ethical use of technologies, data and AI, and reviews and monitors risks related to the use of technology, including data and AI risks.

Moreover, the board and the risk committee receive quarterly enterprise risk management reports which address significant and emerging risks, including data and AI and model risks. This year, the board and the risk committee also attended an education session on AI and Large Language Models, and a panel discussion on the business implications of AI.

The bank mitigates risk across operations through the implementation of guidance, tools and processes and its responsible governance and practices for data and AI are guided by formal standards and policies. The bank’s approach is based on the Scotiabank Code of Conduct and our data ethics principles outlined in our enterprise-wide data standards, governed by our Data Risk Management Framework and Policy. The bank has set guidelines on data conduct, beyond what is required by regulation, and is implementing tools and processes to help practitioners proactively incorporate ethics into their work. This further demonstrates our commitment to collect, manage, use, and share client data in a responsible and accountable manner.

The bank also has teams dedicated to specific enterprise-wide risks relevant to the incorporation of AI and in line with the expected outcomes of the Code. At the management level, the data and AI risk and data ethics teams provide oversight and establish the bank’s data risk appetite. The bank was one of the first financial institutions to operationalize data ethics as a

[18]	https://ised-isde.canada.ca/site/ised/en/voluntary-code-conduct-responsible-development-and-management-advanced-generative-ai-systems#wb-auto-2

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centralized function at scale and one of the first to make our Data Ethics Commitment public. Scotiabank’s Data Ethics team has set up a framework-based practice that examines the bank’s responsible use, management, protection, and sharing of data. As part of our Data Ethics Commitment, Scotiabank has set guidelines on data conduct, beyond what is regulated, and is implementing tools and processes to help practitioners proactively incorporate ethics into their work. Ethical considerations are embedded in our design and we have developed procedures and practices to improve the fairness of decision outcomes. Further, we have a model validation team providing independent review of key models covered under our model risk management policy.

An example of ethics being embedded in our design is our Ethics Assistant – Trusted AI, which Scotiabank launched internally in March 2022. It helps reduce the risk of unintended consequences, such as bias and discrimination in decisions made by algorithms, including lending and credit-related decisions. Through this tool any AI use case goes through a comprehensive review to determine ethical risk and mitigation strategies. If needed, use cases are escalated to the bank’s Enterprise Data Council and our Chief Compliance Officer. Another tool is the Ethics Assistant – Trusted Data Use, which focuses on safeguarding our clients’ data and use throughout data initiatives.

Finally, we would note that the bank’s work on this issue has been recognized by third parties. In 2024, Scotiabank was awarded the Best Responsible AI Program by DataIQ and was recognized as a 2023 Digital Transformation Award winner in the large private sector category by IT World Canada for the development of its AI-powered client chatbot. We are currently ranked 4th amongst 50 of our peer banks on Transparency of responsible AI activities in the Evident Insights Evident AI ranking19.

While we continue to work towards adherence to the Code until regulations are formally adopted, taken together, our robust governance processes, strong risk management framework, expertise in AI ethics and risk, and award-winning capabilities in ethical AI demonstrate that we are effectively managing and mitigating the risks associated with the use of data and AI.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 4

Disclosure of Languages Spoken Fluently by Employees

Be it proposed that languages spoken fluently by employees be disclosed, by disaggregating information by jurisdiction, for all territories (countries, states, provinces) where the company has activities.

Supporting statement

When hiring a candidate, their skills are evaluated to ensure they meet the requirements of the position they are applying for. This includes assessing their language proficiency. Such information is widely known across organizations and, when presented in statistical form, holds interest for all parties involved.

In recent years, a number of public controversies over language have tarnished the reputation of major businesses as regards their social responsibilities and how they interpret their duties and obligations in the light of the inherent diversity of our societies. Language, which is at the core of our democratic institutions, is in fact a fundamental characteristic of the community. Because they are harmful in every respect, such situations must not be allowed to recur. For this reason — and many other reasons as well — it is desirable for all interested parties (stakeholders) to know, through formal and official disclosure, which languages the employees of the corporation are capable of speaking fluently.

Obviously, “fluency” means having attained a sufficient linguistic level to be able to use the language (orally and in writing) widely in all corporate and individual areas of activity, that is a level sufficient to enable one to perform their functions and duties fully and completely.

The Bank’s Position

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE AGAINST THIS PROPOSAL BECAUSE COLLECTING SUCH DATA WOULD REQUIRE VOLUNTARY, UNVERIFIABLE SELF-REPORTING BY EMPLOYEES AND MAY REQUIRE EMPLOYEE CONSENT FOR SUCH DISCLOSURE, WHICH THE BANK DOES NOT BELIEVE IS APPROPRIATE, NOR DECISION-USEFUL FOR OUR SHAREHOLDERS.

As a multinational organization, the bank is dedicated to providing an exceptional client experience by leading with advice and investing in initiatives that make it easier to do business with us. To achieve this objective, the bank has processes in place to ensure the appropriate skills mix among its employees, including language proficiency. Information such as language proficiency and preferred business language may be collected at the time of recruitment, and employees have the option to update this information at any point during their employment with the bank. Such data is self-reported at the option of the employee. Human Resources and management may leverage this information to support ongoing talent acquisition, development, succession planning, and assessment processes for our employees where applicable and when available.

[19]	https://evidentinsights.com/ai-index/

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While multilingualism is not necessary for success in every role, our employees are fluent in the language(s) required to perform the duties associated with their roles. We remain committed to complying with all laws and regulations applicable to doing business in the communities in which we operate. There are no disclosure requirements regarding language skills of employees under any applicable law or regulation at this time. Moreover, compliance with this proposal would necessitate deploying and maintaining a survey to our global employee base and, due to the sensitive nature of the information being collected, participation in the survey would be voluntary and confidential and could not be verified due to being self-reported. Public disclosure of the information may also require employee consent. For these reasons, we do not believe that this disclosure is appropriate, nor do we believe it will provide decision-useful information to our shareholders.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 5

Advisory vote on environmental policies

Be it proposed that the Bank adopt an annual advisory voting policy regarding its environmental and climate (say on climate) objectives and action plan.

Supporting statement

The most recent Banking on Climate Chaos20 report reveals that the five largest banks in Canada have provided nearly US$104 billion in financing to the fossil fuel industry in 2023. The breakdown is as follows: Royal Bank: US$28.2 billion; Bank of Nova Scotia US$29.3 billion; Toronto-Dominion Bank US$20.3 billion, Bank of Montreal, US$15.8 billion and Canadian Imperial Bank of Commerce, US$15.5 billion.

According to Alex Walker of the group Environmental Defense, by continuing to direct billions in fossil fuels, Canadian banks risk exposure to stranded assets. A stranded asset is an investment that loses its value before the end of its useful life due to the impact of changes in society21.

Add to this dismal record that, according to a Bloomberg NEF report published in December 2023, the country’s banks rank among the worst of the 100 worst banks when it comes to the share of funding allocated to low-carbon energy sources22.

In addition to the reputational risks that come with such investments, Canadian banks are also exposing their shareholders to the possibility of significant stranded asset risks, which could lead to a sharp decline in the value of their shares.

It is therefore appropriate for shareholders to be able to express their views on the environmental guidelines taken by the Bank.

This proposal has garnered significant support in the past, receiving 12.87% of votes in favor, and as such, we are retabling it for consideration.

The Bank’s Position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK HAS ALREADY ESTABLISHED A FULSOME CLIMATE ACTION PLAN AND ROBUST DISCLOSURE, AND A SAY-ON-CLIMATE VOTE IS NOT AN APPROPRIATE MECHANISM TO DEMONSTRATE THE BANK’S COMMITMENT TO THESE IMPORTANT STRATEGIC MATTERS.

Scotiabank has been devoting considerable efforts in relation to climate change in recent years. In 2022, we released our inaugural Net-Zero Pathways Report and provided updates on our plans and progress towards achieving our interim targets in our ESG Report released in March 2023. In 2024, we released our inaugural Climate Report, which provided even more insight into the progress we are making towards our climate-related targets.

Financial institutions in Canada are also now subject to climate regulation, with the publication of the OSFI Guideline B-15 Climate Risk Management (OSFI B-15) in March 2023, which will apply for this reporting year. In 2024, we also moved our climate change efforts forward with the creation of a Climate Transition Steering Committee and a climate transition plan. As part of the climate transition plan, we will be implementing a client climate engagement framework and a method for embedding climate metrics into business banking decision-making. OSFI B-15 requires financial institutions to have robust risk management procedures in place and to report on a number of key performance indicators, as well as qualitative reporting on identifying and managing climate risks and opportunities in the short, medium, and long term. We believe we have the appropriate governance structures in place to oversee compliance with such regulations. We are also committed to robust, year-round engagement with our shareholders and other stakeholders on these initiatives. However, we do not believe that the adoption of an advisory voting

[20]	https://www.bankingonclimatechaos.org/
[21]	https://www.ledevoir.com/economie/812778/banques-canadiennes-illustrent-aide-demesuree-industrie-fossile
[22]	https://ici.radio-canada.ca/nouvelle/2035114/ges-banques-canadiennes-mal-classees

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policy and annual vote regarding our environmental and climate change targets and action plan (a say-on-climate vote) is appropriate as it improperly shifts the accountability of the board and management to our shareholders, contrary to good corporate governance practices.

We understand the importance of climate-related risks and the need for a climate strategy. Our board is responsible for overseeing the bank’s overall strategy and risk management initiatives, including those relating to climate change, and reporting same to shareholders. Scotiabank addresses these responsibilities through our disclosure on strategy and risks in our annual report as well as our 2022 Net-Zero Pathways Report, our 2024 Sustainability Report and 2023 ESG Report, our 2023 and 2024 Climate Reports based on the Task Force on Climate-Related Finance Disclosures (TCFD) framework, and our Carbon Disclosure Project responses. As noted above, our 2024 Climate Report will have enhanced disclosures to meet OSFI B-15. Standardization and regulation in the industry also support the existing governance approach versus a shareholder vote on the bank’s climate plans.

We take pride in our comprehensive year-round stakeholder engagement program, which is based on our philosophy of continuous improvement. Our stakeholders know that they can engage with us on any subject at any time. Consistent with past years, throughout this year’s engagement, many stakeholders expressed interest in and support of our climate pillars. However, support for a say-on-climate vote was not consistently evident in these discussions. Support for a say-on-climate vote tends to come from stakeholders in jurisdictions other than Canada and the U.S., where such votes are more common practice. Other stakeholders take a different view and have shared that they believe that this type of advisory vote has the effect of usurping the role of the board and shifting accountability from boards to shareholders. Further, some of our shareholders chose to abstain from voting on this proposal over the past two years to indicate opposition to the proposed say-on-climate vote while still supporting the underlying principles of climate change action and environmental stewardship. Moreover, many stakeholders continue to express their interest in our engagement with them on this topic – but not by means of an advisory vote.

Good corporate governance practices dictate that it is not a shareholder’s role to vote on management plans and strategies – that is the supervisory responsibility of the board. Shareholders can hold directors accountable in other ways, beyond an advisory vote, and communicate with directors when they are of the view that a company’s strategy, risk oversight or disclosures fall short of shareholders’ expectations. This view is supported by many of our institutional investors and by proxy advisory firms who have expressed concerns that a say-on-climate vote allows boards to delegate responsibilities for setting corporate strategy to shareholders and acts as a substitute for meaningful oversight and robust shareholder engagement.

Over the past three years, the majority of shareholders and the proxy advisory firms agreed with management’s position. Factors that influenced this result included: the bank’s current reporting, including its Net-Zero Pathways Report, 2024 Sustainability Report and 2023 ESG Report, and 2023 and 2024 Climate Reports; the alignment of such disclosure with TCFD recommendations; the bank’s disclosure of its scope 1 and 2, and partial scope 3, emissions, which are subject to limited assurance procedures by an independent auditor; and the bank’s constructive engagement with its stakeholders on climate transition matters and strategies. We also note that proxy advisory firm Glass Lewis’ comments were aligned with its publicly disclosed voting policy which discusses how a say-on-climate resolution is a violation of the basic premise of corporate governance in allowing the board to delegate its oversight responsibilities for the setting of corporate strategy to shareholders by allowing them to effectively dictate this strategy by means of a vote. Moreover, Glass Lewis expressed concern with a vote on climate strategy acting as a substitute for robust shareholder engagement – the exact reason MÉDAC has proposed a say-on-climate vote.

Three years have passed since MÉDAC first raised this proposal. MÉDAC does not respond to our engagement requests outside of the shareholder proposal process, nor have they offered any specific feedback related to our climate pillars and plans. Moreover, MÉDAC has asserted that an advisory vote on climate was designed to replace continuous engagement throughout the year; we do not agree with that view, as we do not consider the proposal, as submitted, a constructive replacement to ongoing dialogue with our stakeholders. We have been transparent on the progress made to date on our climate transition plan through our disclosures and will continue to share our progress with respect to such objectives and our climate change strategy with our stakeholders. We do not consider an advisory vote to be a constructive replacement to our stakeholder engagement program.

The board recommends you vote AGAINST this proposal.

PROPOSAL NO. 6

Public Disclosure of Non-Confidential Information, Country by country Reporting, Compensation ratios and Tax Havens

Be it proposed that the Bank disclose to the general public, on an annual basis, the non-confidential information relating to its Country-by-Country Reporting, for the purposes of detailed and meaningful calculations of compensation ratios, namely broken down by jurisdiction, and to contribute to combatting tax havens, particularly as regards transparency.

122	Scotiabank

Supporting statement

On several occasions over the years, the Bank received from MÉDAC – and today from Vancity – shareholder proposals requesting the calculation and disclosure of the compensation ratio. Despite the substantial number of votes supporting these proposals in 2023, the bank still refuses to disclose its overall compensation ratio, as has been mandatory for some time now in the United States and as many companies already do here in Canada.

Despite the fact that the compensation ratio should be published for all employees in accordance with Global Reporting Initiative (GRI) standards(1), public disclosure of non-confidential data in the “Country by Country Reporting” – Action 13(2) of the OECD/G20 Inclusive Framework(3) on BEPS(4) (base erosion and profit shifting), an international initiative to which Canada is a signatory – would enable the calculation of significant compensation ratios so as to allow a better interpretation of the overall compensation ratio by broadening the description of the context.

Moreover, disclosing these non-confidential data to the general public – as is the case in several other countries, notably in Europe – would be an exercise in transparency, goodwill and good faith that would directly contribute to efforts to combat tax evasion, tax avoidance, tax havens and other “complacent laws”.

However, according to the Edelman Barometer23 conducted in 2024 among the Canadian population, 59% of respondents believe that business leaders are deliberately trying to deceive people by disseminating information that they know to be wrong or widely exaggerated. There is a marked distrust of traditional leaders and business leaders.

For all these reasons, the Bank must publicly announce the nonconfidential data of its Country by Country Reporting each year.

This proposal has garnered significant support in the past, receiving 9.89% of votes in favor, and as such, we are retabling it for consideration.

The Bank’s Position

THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE AGAINST THIS PROPOSAL BECAUSE THE BANK BELIEVES THAT THE VOLUNTARY ADOPTION OF PUBLIC DISCLOSURE OF COUNTRY-BY-COUNTRY REPORTING IS PREMATURE AND WOULD NOT BE IN THE BEST INTERESTS OF THE BANK, NOR ITS SHAREHOLDERS.

In 2022, Scotiabank became the first of our Canadian banking peers (and remains the only one to do so at the time of printing of this circular) to disclose the CEO pay ratio in its management proxy circular, contrary to MÉDAC’s assertion that the bank refuses to disclose its overall compensation ratio. As a result of this disclosure, both MÉDAC and another shareholder withdrew their proposals on the subject in 2022. Moreover, Scotiabank did not receive a proposal from Vancity this year regarding the disclosure of the CEO pay ratio because the ratio is already disclosed. The bank further enhanced its disclosure of the CEO pay ratio in 2023 by including comparisons of the President and CEO’s total pay to both the bank’s median and average Canadian employee pay. You can find the CEO pay ratios for this year on page 83. As noted in the proposal, the GRI standards include disclosure of the annual compensation ratio, which the bank addresses in our ESG Data Pack and Indices under the “GRI” tab (https://www.scotiabank.com/ca/en/about/responsibility-impact/esg-publications-policies.html). As such, the public disclosure of the bank’s Country-by-Country reporting (CbC) is not necessary for the purposes of calculating the CEO pay ratio because it is already publicly disclosed.

With respect to the proponent’s concerns regarding tax evasion, tax avoidance and tax havens, this subject matter was the basis of a proposal previously submitted by the proponent in 2017 – a proposal that received 1.44% support from shareholders. As we noted at that time, Scotiabank is a multinational bank and offers a variety of banking services to clients in the jurisdictions in which we operate. In doing so, we are also responsible for paying our fair share of taxes owed in these jurisdictions, following both the letter and spirit of the law.

As a multinational bank, Scotiabank has established clear accountability, strong governance mechanisms, and a robust risk management culture across our operations. We strive to maintain strong tax risk management practices with a view to the bank’s compliance with all filing obligations and tax disclosure requirements in all jurisdictions in which we operate. We are committed to providing relevant disclosure while balancing the need to not disclose confidential and proprietary competitive information that could put us at a disadvantage. Our tax disclosures are in compliance with legally mandated reporting as well as voluntary reporting when such reporting is relevant, beneficial and informative for our shareholders.

Scotiabank’s tax risk management process is governed by our global tax risk management framework, which applies to all bank branches and to our direct and indirect subsidiaries. The framework is aligned with the bank’s enterprise-wide risk management framework. It covers the bank’s approach to tax risk governance, tax risk appetite, and tax risk identification, mitigation, and reporting. As disclosed in our ESG Data Pack and Indices under the “PAS” tab, we paid $3.7 billion of taxes representing 32.1% of our pre-tax earnings in fiscal 2024. That is approximately $1 for every $2.66 we earn globally.

[23]	https://www.edelman.ca/sites/g/files/aatuss376/files/2024-03/2024%20Edelman%20Trust%20Barometer_Canada%20Report_EN_0.pdf

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We also disclose detailed non-confidential tax information in our annual report, and we participate in ESG initiatives that promote transparency, including alignment with certain standards of the GRI framework, while protecting the best interest of our shareholders.

In accordance with the OECD/G20 Inclusive Framework on base erosion and profit shifting (BEPS), the bank is required to file CbC for each tax jurisdiction in which it carries on business, allowing international tax authorities to share the amount of revenue, profit, and income tax paid or accrued for every jurisdiction. The bank complies with these annual CbC reporting obligations. However, the CbC is filed privately and the jurisdictions that receive the CbC report are required to enforce confidentiality of the report specifically because of its competitively sensitive nature and the need to ensure its appropriate use. Moreover, the CbC is not commonly disclosed by other Canadian financial institutions. The disclosure of certain sensitive information could potentially impact our competitive advantage.

The bank monitors proposed changes in tax law, jurisprudence, and government pronouncements to identify any potential impact on our business. While we understand that certain jurisdictions are starting to implement public disclosure requirements of CbC, we will comply with such requirements as and when the laws are in effect. Moreover, we believe that the voluntary adoption of public disclosure of CbC reporting is premature and would not be in the best interests of the bank, nor its shareholders.

In light of the bank’s disclosure of the CEO pay ratio, including comparisons of the President and CEO’s total pay to both the bank’s median and average Canadian employee pay, along with the bank’s detailed non-confidential tax information disclosed in its annual report, the disclosure of the bank’s CbC for the purpose of calculating compensation ratios and combatting tax havens is unnecessary.

The board recommends you vote AGAINST this proposal.

DISCUSSION ON WITHDRAWN PROPOSALS

InvestNow, 7 Shannon Street, Toronto, Ontario, M6J 2E6, submitted a proposal requesting that the bank exit both the Net Zero Banking Alliance (NZBA) and the Glasgow Financial Alliance for Net Zero. After the bank withdrew from the NZBA in January 2025, InvestNow agreed to withdraw this proposal.

The Shareholder Association for Research and Education (SHARE), on behalf of Robert Forrest Smith, a shareholder of the bank, with IBVM Foundation of Canada Inc. and PFA Pension, forsikringsaktieselskab as co-filers, submitted a proposal requesting the disclosure of the bank’s energy supply finance ratio (ESR). Following productive discussions with SHARE, the bank has agreed to disclose an ESR defined as its total financing through equity and debt underwriting, lending and project finance, in low-carbon energy supply relative to that in fossil-fuel energy supply. The bank will disclose an ESR prior to June 1, 2026 including methodological details used in calculating the ESR. The bank agreed to ongoing dialogue with the proponents related to the matters raised in the proposal and prior to publication of the ESR. We will continue to work towards a standardized industry-wide methodology. As such, the proponents agreed to withdraw this proposal.

Directors’ approval

The board has approved the contents of this circular and authorized us to send it to you.

Jaime Larry

Vice President, Bank Governance and Interim Corporate Secretary

Toronto, Ontario, Canada

February 5, 2025

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Our awards

At Scotiabank, we are proud of the recognition we receive every year for delivering for our clients, empowering every employee to succeed, and caring for our community and the environment.

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OUTSTANDING LEADERSHIP IN SUSTAINABILITY TRANSPARENCY GLOBAL FINANCE 2024 | 2023 | 2022 | 2021	“AAA” ESG RATING MSCI 2024 | 2023 | 2022	RANKED TOP 6% OF BANKS GLOBALLY FOR SUSTAINABILITY PERFORMANCE DOW JONES SUSTAINABILITY NORTH AMERICA INDEX 2024

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HOW TO CONTACT US

INVESTORS	Investor Relations, Finance Department Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Tel: (416) 775-0798 Email: investor.relations@scotiabank.com

CUSTOMERS

Contact your branch/service centre manager first.

If your matter is not resolved, contact:

Escalated Customer Concerns Office

Scotiabank

44 King Street West, Toronto, Ontario

Canada  M5H 1H1

Tel: (416) 933-1700 or toll-free 1-877-700-0043

Email:escalatedconcerns@scotiabank.com

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Co-Transfer Agent (USA)

Computershare Trust Company, N.A.

Tel: 1-781-575-2000

Email: service@computershare.com

Street/Courier Address

C/O: Shareholder Services

150 Royall Street

Canton, MA, USA 02021

Mailing Address

PO Box 43078

Providence, RI, USA 02940-3078

CORPORATE GOVERNANCE MATTERS	Corporate Governance Office Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Tel: (416) 866-3672 Email: corporate.secretary@scotiabank.com

INDEPENDENT DIRECTORS	Chair of the Board Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Email: chair.board@scotiabank.com

EXECUTIVE COMPENSATION MATTERS	Chair, Human capital and compensation committee Scotiabank 40 Temperance Street, Toronto, Ontario Canada M5H 0B4 Email: executive.compensation@scotiabank.com

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If you are a shareholder and want to receive our quarterly financial statements and MD&A in 2025, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

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